  As filed with the Securities and Exchange Commission on April 13, 2001
                                                      Registration No. 333-47424
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              Amendment No. 2
                                       To
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------
                            Westar Industries, Inc.
             (Exact name of registrant as specified in its charter)
          Kansas                     7380                    48-1092416
     (State or other          (Primary Standard           (I.R.S. Employer
       jurisdiction               Industrial
   of incorporation or       Classification Code       Identification Number)
      organization)                Number)
                            818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6507
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------
                                 Paul R. Geist
                                   President
                            Westar Industries, Inc.
                            818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6507
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:
        Richard D. Terrill, Esq.                   Gary W. Wolf, Esq.
      Executive Vice President and               Jonathan I. Mark, Esq.
            General Counsel                     Cahill Gordon & Reindel
        Western Resources, Inc.                    Eighty Pine Street
        818 South Kansas Avenue                 New York, New York 10005
          Topeka, Kansas 66612                       (212) 701-3000
             (785) 575-6322

                               ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Title of each class of            Proposed maximum           Amount of
   securities to be registered    aggregate offering price(1) registration fee
------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share(2)........................        $122,500,000(3)           $5,625(4)
------------------------------------------------------------------------------
Preferred Stock Purchase
 Rights(5).......................                 N/A                 N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2) The shares of common stock offered hereby will be sold upon the exercise of non-transferable rights being distributed, at no charge, to holders of common stock of Western Resources, Inc., the parent of Registrant.

(3) Includes $100,000,000 of unsold securities previously registered under this Registration Statement.

(4) Calculated pursuant to Rule 457(o). Pursuant to Rule 457(o), this fee does not include registration fees previously paid with respect to $100,000,000 of securities of Registrant covered by the initial filing of this Registration Statement.

(5) Each share of common stock will have associated with it one right to purchase one one-hundredth of a share of the Registrant's preferred stock at a stipulated price in certain circumstances. No separate consideration will be received for the Preferred Stock Purchase Rights.

                               ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. We may not sell these securities until the registration statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell these securities and we are not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 13, 2001

PROSPECTUS

                             12,250,000 Shares

                            Westar Industries, Inc.

                                  Common Stock

  Westar Industries, Inc. is distributing to the holders of Western Resources, Inc. common stock, other than itself, at no charge, non-transferable rights to purchase shares of Westar Industries' common stock at a cash subscription price of $ . per share. We are also distributing rights on the same terms to holders of Western Resources stock options and restricted share units. This prospectus covers the sale of up to an aggregate of 12,250,000 shares, representing approximately 14.3% of our issued and outstanding common stock upon the exercise of the rights. Presently, Western Resources owns 100% of our outstanding common stock. Assuming exercise of all of the rights, Western Resources will own approximately 85.7% of our outstanding common stock.

  You will receive one right for every six shares of Western Resources common stock, or every six shares underlying a stock option or restricted share unit, held as of the close of business on April . , 2001, the record date. You will not be entitled to receive any rights unless you are a Western Resources stockholder or holder of stock options or restricted share units at that time.

  The rights will expire if they are not exercised by 5:00 p.m., New York City time, on . , 2001, the expected expiration date of the rights offering. We, at our sole discretion, may extend the period for exercising the rights. Rights which are not exercised by the expiration date will expire and will have no value. Your exercise of the rights may not be revoked unless the expiration date is extended for more than thirty days or there is a material change in the terms of the rights offering. You should carefully consider whether or not to exercise your rights before the expiration date.

  We will consummate the rights offering only if, among other things, rights (including rights exercised pursuant to the over-subscription privilege) for at least 8.2 million shares of our common stock, representing approximately 10% of our outstanding common stock, are exercised by the final expiration date.

  Each share of our common stock has associated with it one right to purchase one one-hundredth of a share of our preferred stock at a stipulated price in certain circumstances relating to changes in ownership of Westar Industries under our shareholder rights agreement.

  Prior to the rights offering, there has been no public market for the shares of our common stock and we have set the subscription price. Application has been made to have our common stock listed on the NYSE.

  Investment in our common stock involves a high degree of risk. A discussion of risks you should consider in determining whether to exercise your rights begins on page 7.

  The gross proceeds from the rights offering, assuming all of the rights have been exercised, will be approximately $ . million, all of which will be received by us. The net proceeds of the offering will be advanced to Western Resources and increase the amount of a receivable owed us. Expenses of the rights offering will be paid by us and are estimated to be approximately $2.25 million.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              The date of this prospectus is April  . , 2001

   No person has been authorized by us to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer or a solicitation of an offer to buy any securities other than the shares of our common stock to which it relates issuable upon exercise of the rights or an offer or solicitation to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any distribution of the securities offered hereby shall, under any circumstances, imply or create any implication that there have not been any changes in our affairs or in the information set forth or incorporated by reference herein subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Forward-Looking Statements...............................................  ii
Questions and Answers About the Rights Offering.......................... iii
Who Can Help Answer Your Questions.......................................   v
Summary..................................................................   1
Risk Factors.............................................................   7
The Rights Offering......................................................  17
Use of Proceeds..........................................................  26
Market Price of Common Stock.............................................  26
Dividend Policy..........................................................  26
Capitalization...........................................................  27
Dilution.................................................................  27
Selected Historical Consolidated Financial Data..........................  28
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  29
Business.................................................................  46
Management...............................................................  56
Ownership of Common Stock................................................  67
Certain Relationships and Related Transactions...........................  69
Description of Westar Industries Capital Stock...........................  75
Plan of Distribution.....................................................  79
Certain Federal Income Tax Consequences..................................  80
Legal Matters............................................................  80
Experts..................................................................  81
Available Information....................................................  81
Index to Westar Industries' Financial Statements......................... F-1

Exhibit--ONEOK Financial Statements

A.Audited Consolidated Financial Statements................................. A-1

                           FORWARD-LOOKING STATEMENTS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any distribution of the rights.

   Except for the historical information contained herein, this prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. These risks and uncertainties include future events and conditions concerning capital expenditures; earnings; restructuring Protection One's methods of customer acquisition; the administrative and other services provided by Western Resources to us; litigation; possible corporate restructurings; mergers and acquisitions; liquidity and capital resources; capitalization or growth opportunities; changes in accounting requirements and other accounting matters; and Protection One's financial condition and its impact on our consolidated results. Forward-looking statements can be identified by their use of words such as "expects," "plans," "will," "believes," "may," "could," "estimates," "intends" and other words of similar meaning. Should known or unknown risks or uncertainties materialize, including changes in future economic conditions, legislative developments, competing markets, amendments or revisions to Western Resources' current plans, when and whether the closing of the PNM merger and the related split-off of our company referred to below will occur and other circumstances affecting anticipated operations, revenues and costs, or should our assumptions prove inaccurate, actual results could vary materially from those anticipated. See "Risk Factors" for further information on these and other uncertainties.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q: What is a right?

A: Each right entitles its holder to purchase one share of our common stock at a subscription price of $ . per share through . , 2001 or, if the subscription period is extended, through such later expiration date. In addition, each right carries with it an over-subscription privilege.

Q: What is the rights offering?

A: The rights offering is a distribution of rights on a pro rata basis to all Western Resources stockholders who hold shares of Western Resources common stock on April . , 2001, the record date. We are also distributing rights to holders on that date of Western Resources stock options and restricted share units. "Pro rata" means in proportion to the number of shares of Western Resources common stock which you and the other persons receiving rights hold on the record date. We are distributing one right for every six shares of Western Resources common stock, or every six shares underlying a stock option or restricted share unit, held on the record date, provided that each such holder will receive at least one right.

Q: What is the over-subscription privilege?

A: The over-subscription privilege entitles you, if you exercise your rights in full, to subscribe for additional shares of our common stock at the subscription price in an amount up to a maximum of the higher of (1) five times the number of rights you receive, and (2) 100 shares. The over-subscription privilege covers shares for which rights were not exercised. If there are more shares of our common stock available than the number of over-subscription requests, all over-subscription requests will be filled in full. If there are more over-subscription requests than available shares, the available shares will be allocated among those holders exercising the over-subscription privilege. The allocation will be made first to holders of less than 100 rights so that those holders may subscribe for 100 shares (or the next higher multiple of 10 shares) and thereafter pro rata among all holders exercising the over-subscription privilege.

Q: How was the subscription price per share determined?

A: Prior to the rights offering, there has been no public market for our common stock. We set the subscription price based upon the public market prices for the common stock of Protection One, ONEOK and Western Resources we own, our business potential and prospects and other factors deemed relevant, including providing stockholders with an incentive to exercise their rights under the rights offering, providing an appropriate initial public offering discount, providing an appropriate discount for the conglomerate nature of our businesses and providing an appropriate discount due to the non-trans-ferability of the rights. In making this determination, we did not obtain an independent valuation of our company, our assets or our common stock. Accordingly, the actual value or resale value of our common stock may be significantly higher or lower than the subscription price for the rights.

Q: How do I exercise my rights?

A: You may exercise your rights by completing and signing the enclosed rights certificate. You must deliver your rights certificate together with full payment of the subscription price, including the price of any shares to be acquired by over-subscription, to the Subscription Agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

  If you cannot deliver your rights certificate to the Subscription Agent on time, you may follow the procedures set forth in this prospectus under the heading "The Rights Offering--Guaranteed Delivery Procedures."

  If you hold your shares of Western Resources common stock through a broker, custodian bank or other nominee, you must follow the instructions provided to you by that person.

  Participants in the Western Resources, Inc. Employees' 401(k) Savings Plan who have any portion of their accounts invested in the

  Western Resources Company Stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Each participant will have the right to direct the Trustee of the plan whether or not he or she wishes to exercise the rights allocated to his or her account. If the participant elects to exercise any such rights, the cash subscription price will be paid from other amounts allocated to the participant's plan account as directed by the participant.

Q. Will I be charged a sales commission or a fee if I exercise my rights?

A. No. A brokerage commission or a fee will not be charged to rights holders for exercising their rights. However, if you exercise your rights through another person such as a broker, custodian bank or other nominee, you will be responsible for any fees charged by that person.

Q. Are there any conditions to the completion of the rights offering?

A. Yes. We will complete the rights offering only if rights for at least 8.2 million shares of our common stock, representing approximately 10% of our outstanding common stock (including rights exercised pursuant to the over-subscription privilege), are exercised by the final expiration date; the common stock offered hereby shall have been approved for listing on the NYSE; each of the agreements discussed in "Certain Relationships and Related Transactions--Our Transactions Involving Western Resources" shall have been executed and delivered; and we are exempt from registration as an investment company under the Investment Company Act of 1940, as amended. However, we may waive any of these conditions.

Q: May I transfer my rights if I do not want to purchase any shares?

A: No. You may not assign or transfer your rights.

Q: Am I required to subscribe in the rights offering?

A: No. You may choose to not exercise your rights.

Q: If I exercise rights in the rights offering, may I cancel or change my decision?

A: No. Once you have exercised your rights or your over-subscription privilege, your exercise may not be revoked unless the expiration date is extended by more than thirty days or a material change in the terms of the rights offering is made.

Q: If the rights offering is not completed, will my subscription payment be refunded to me?

A: Yes. The Subscription Agent will hold all funds it receives in escrow until completion of the rights offering. If the rights offering is not completed, the Subscription Agent will return promptly, without interest, all subscription payments. In the event you choose to exercise your over-subscription privilege, but receive a prorated amount, you will receive a refund for the shares you do not receive.

Q. What are the material U.S. federal income tax consequences of the rights offering?

A: For United States federal income tax purposes, the receipt of rights in the rights offering by stockholders (other than the Western Resources, Inc. Employees' 401(k) Savings Plan and employees or former employees of Western Resources receiving rights in the rights offering by reason of holding outstanding stock options or restricted share units) generally will be treated as a taxable dividend in an amount equal to the fair market value of the rights, which we currently estimate to be $ . per right. The exercise of the rights will not cause you to recognize taxable income, gain or loss, and the shares of Westar Industries you receive from the exercise of those rights will have a basis equal to the value of the rights on the date of distribution plus the subscription price paid. In general, if your rights expire unexercised, you will have a capital loss equal to the value of the rights on the date of distribution. Utilization of such capital loss is subject to limitations.

  In the case of employees and former employees of Western Resources who receive rights in the rights offering by reason of holding outstanding stock options or restricted share units, the receipt of such rights will not be a taxable event but the exercise of such rights will result in taxable income at the time of exercise in an amount equal to the difference between the then fair market value of the stock and the cash subscription price. Our shares that such employees or former employees receive from the exercise of those rights will have a basis equal to the value of those shares on the date of exercise. The expiration of such rights unexercised would have no tax consequences for such employees or former employees.

  Participants in the Western Resources, Inc. Employees' 401(k) Savings Plan who have any portion of their accounts invested in the Western Resources Company Stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Neither the receipt of such rights nor the exercise of such rights within the plan accounts will be a taxable event. The participant will not be taxed on amounts held in his or her account until the participant receives distributions from the plan.

Q. What should I do if I have any questions?

A. If you have questions or need assistance, please contact the Information Agent, Georgeson Shareholder Communications Inc., toll free at (888) 363-6643. Banks and brokerage firms please call (212) 440-9800.

   For a more complete description of the rights offering, see "The Rights Offering" beginning on page 17.

                      WHO CAN HELP ANSWER YOUR QUESTIONS

 If you have more questions about the rights offering or would like additional copies of the prospectus, you should contact the Subscription or Information
                Agent for the rights offering, as follows:

   For information call Georgeson Shareholder Communications, the Information Agent, at the following numbers:

       Registered holders call toll free (888) 363-6643
       Brokers and banks call (212) 440-9800

   For delivery of documents and payments to the Subscription Agent:

       By Mail:       Alpine Fiduciary Services, Inc.
                      c/o Georgeson Shareholder Communications Inc.
                      P.O. Box 2065
                      South Hackensack, NJ 07606-9974

       By Overnight:  Alpine Fiduciary Services, Inc.
                      c/o Georgeson Shareholder Communications Inc. 111 Commerce Road
                      Carlstadt, NJ 07072

       By Hand:       Alpine Fiduciary Services, Inc.
                      c/o Georgeson Shareholder Communications Inc. 110 Wall Street, 11th Floor
                      New York, NY 10005
                      Attn: Will Richard

   For wire transfers:

                                    SUMMARY

   This summary highlights certain information from this document and may not contain all of the information that is important to you. To understand the rights offering more fully and for a more complete description of the legal terms of the rights offering, you should read carefully this entire document and the Exhibits hereto. This summary does not contain a complete statement of all material information relating to the matters discussed in this document.

   The terms "Westar Industries," "we," "us" and "our" as used in this prospectus refer to Westar Industries, Inc. and its consolidated subsidiaries unless we indicate otherwise or the context otherwise requires. The term "Western Resources" refers to Western Resources, Inc., the parent of Westar Industries. The term "Protection One" refers to Protection One, Inc., a subsidiary of Westar Industries, and its subsidiaries. The term "Monitoring" refers to Protection One Alarm Monitoring, Inc., a wholly owned subsidiary of Protection One, and its subsidiaries. The term "Protection One Europe" collectively refers to Protection One International, Inc. and Protection One
(UK) plc, both wholly owned subsidiaries of Westar Industries, and their subsidiaries. The term "ONEOK" refers to ONEOK, Inc. and its subsidiaries, in which we own an approximate 45% interest.

                            Westar Industries, Inc.
                            818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6507

   We are principally engaged in the monitored security business through Protection One and Protection One Europe, which provided monitored security services to approximately 1.5 million customers in North America, the United Kingdom and continental Europe at December 31, 2000. We own approximately 85% of Protection One and 100% of Protection One Europe. We also own approximately 45% of ONEOK, an Oklahoma based company that purchases, gathers, processes, transports, stores, distributes and markets natural gas, an approximately 17% common stock interest in Western Resources, and a receivable owed to us by Western Resources in the amount of approximately $117.6 million at March 31, 2001. In addition, we own interests in international power plants and other investments which in the aggregate are not material. Following completion of the rights offering, assuming full exercise of the rights, approximately 85.7% of our outstanding capital stock will be owned by Western Resources.

   In April 2000, Western Resources announced that its board of directors had authorized the separation of its electric utilities from us and our subsidiaries. In May 2000, Western Resources announced that its board of directors had authorized management to explore strategic alternatives for its regulated electric utilities. On November 8, 2000, Western Resources entered into an agreement with Public Service Company of New Mexico (PNM) pursuant to which PNM (or a holding company formed by PNM, referred to in this prospectus as PNM Holdings) will acquire Western Resources in a tax-free stock-for-stock merger. All of our common stock held by Western Resources at that time will be distributed to Western Resources' shareholders in exchange for a portion of their Western Resources common stock. This exchange is referred to in this prospectus as the split-off.

   The rights offering is the initial step in our separation from Western Resources. The rights offering is intended to result in the creation of a public market for our common stock and in that respect is essentially an initial public offering of our common stock. However, no assurance can be given as to when or whether the PNM merger or the split-off will occur.

                              The Rights Offering

The Rights:
                    We will distribute to holders of Western Resources' common stock, other than ourself as of the close of business on April . , 2001, the record date, at no charge, one non-transferable right for every six shares of Western Resources common stock owned by such stockholder. We will also distribute rights on the same terms to holders of Western Resources stock options and restricted share units. Participants in the Western Resources, Inc. Employees' 401(k) Savings Plan who have any portion of their accounts invested in the Western Resources Company Stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Each participant will have the right to direct the Trustee of the plan whether or not he or she wishes to exercise the rights allocated to his or her account. If the participant elects to exercise any such rights, the cash subscription price will be paid from other amounts allocated to the participant's plan account as directed by the participant. The number of rights distributed to each person receiving rights will be rounded down to the nearest whole number because fractional rights will not be issued. The rights will be evidenced by a non-transferable rights certificate.

Basic               Each right will entitle the holder to purchase one share of
Subscription        our common stock for $ .  , the per share subscription
Privileges:         price. Each share of our common stock has associated with
                    it one right to purchase one one-hundredth of a share of our preferred stock at a stipulated price in certain circumstances relating to changes in our ownership. See
                    "Description of Westar Industries Capital Stock--Rights
                    Plan."

Over-Subscription
Privilege:          Each holder who elects to exercise his or her rights in
                    full may also subscribe for additional shares at the same subscription price per share in an amount up to a maximum of the higher of (1) five times the number of rights received and (2) 100 shares. The number of additional shares available for the over-subscription privilege will depend on how many holders exercise their rights. If there are not enough of our shares available to fully satisfy all of the over-subscription privilege requests, the available shares will be distributed among rights holders who exercised their over-subscription privilege. The allocation will be made first to holders of less than 100 rights so that those holders may subscribe for 100 shares (or the next higher multiple of 10 shares) and thereafter pro rata among all holders exercising the over-subscription privilege. In the event you choose to exercise the over-subscription privilege but receive a prorated amount, you will receive a refund for the subscription price of any shares you do not receive promptly after the expiration of the rights offering.

Conditions to the
Rights Offering:    We will not consummate the rights offering unless the
                    following conditions have been satisfied: rights for at least 8.2 million shares of our common stock, representing approximately 10% of our outstanding common stock
                    (including rights exercised pursuant to the over-subscription privilege), are exercised by the final expiration date; the common stock offered hereby shall have been approved for listing on the NYSE; we are exempt from registration as an investment company under the Investment
                    Company Act of 1940, as amended (referred to as the Investment Company Act); and each of the agreements discussed in "Certain Relationships and Related
                    Transactions--Our Transactions Involving Western

                    Resources" shall have been executed and delivered. However, we may waive any of these conditions and choose to proceed with the rights offering.

Subscription        $ .  per share.
Price:

Record Date:
                    Western Resources stockholders of record, and persons holding Western Resources stock options and restricted shares units, as of the close of business on April . , 2001, the record date, will receive the rights.

Expiration Date:    Unexercised rights will expire at 5:00 p.m., New York City time, on . , 2001, unless we decide in our sole discretion to extend the rights offering until some later time.

Rights Are Non-     The rights will be evidenced by non-transferable rights
Transferable:       certificates. Only you may exercise your rights. You may
                    not assign or transfer your rights.

Procedure for
Exercising          You may exercise your rights by completing and signing your
Rights:             rights certificate. You must deliver your rights
                    certificate with full payment of the subscription price, including the price of any shares to be acquired by over-subscription, to the Subscription Agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the Subscription Agent on time, you may follow the procedures set forth under "The Rights Offering--Guaranteed Delivery
                    Procedures."

                    In the case of rights received by the Trustee of the Western Resources, Inc. Employees' 401(k) Savings Plan, the Trustee will exercise such rights only to the extent directed to do so by plan participants with respect to rights allocated to their respective accounts. Participants should consult the instructions for making such directions. The cash subscription price must be paid from other amounts allocated to the participant's account as directed by the participant.

                    Once you have exercised your rights or your over-subscription privilege, your exercise may not be revoked unless the expiration date is extended for more than thirty days or a material change in the terms of the rights offering is made. Rights not exercised prior to the expiration of the rights offering will be void.

How Rights
Holders Can         If you hold shares of Western Resources' common stock
Exercise Rights     through a broker, custodian bank or other nominee, we will
Through Others:     ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you.

Material U.S.
Federal Income      For United States federal income tax purposes, the receipt
Tax Consequences:   of rights in the rights offering by stockholders (other
                    than the Western Resources, Inc. Employees' 401(k) Savings
                    Plan and employees or former employees of Western Resources receiving rights in the rights offering by reason of holding outstanding stock options or restricted share units) generally will be treated as a taxable dividend in an amount equal to the fair market value of the rights, which we currently estimate to be $ . per right. The exercise of the rights will not cause you to recognize taxable income, gain or loss, and the shares of our common stock you receive from the exercise of those rights will have a basis equal to the value of the rights on the date of distribution plus the subscription price paid. In general, if your rights expire unexercised, you will have a capital loss equal to the value of the rights on the date of distribution. Utilization of such capital loss is subject to limitations.

                    In the case of employees and former employees of Western Resources who receive rights in the rights offering by reason of holding outstanding stock options or restricted share units, the receipt of such rights will not be a taxable event, but the exercise of such rights will result in taxable income at the time of exercise in an amount equal to the difference between the then fair market value of the stock and the cash subscription price. Our shares that such employees or former employees receive from the exercise of those rights will have a basis equal to the value of those shares on the date of exercise. The expiration of such rights unexercised would have no tax consequences for such employees or former employees.

                    Participants in the Western Resources, Inc. Employees' 401(k) Savings Plan who have any portion of their accounts invested in the Western Resources Company Stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Neither the receipt of such rights nor the exercise of such rights within the plan accounts will be a taxable event. The participant will not be taxed on amounts held in his or her account until the participant receives distributions from the plan.

Issuance of Our     We will issue certificates representing shares purchased in
Common Stock:       the rights offering as soon as practicable after the
                    expiration of the rights offering.

Number of Shares
of Common Stock     Immediately following the rights offering and assuming all
to Be Outstanding   of the rights have been exercised, approximately 85.4
After the Rights    million shares of our common stock will be outstanding, of
Offering:           which approximately 85.7% will be owned by Western
                    Resources.


No Recommendation   None of Westar Industries, Western Resources or their
to Rights           respective boards of directors or management makes any
Holders:            recommendation as to whether or not you should exercise
                    your rights. You should make your own decision whether to exercise your rights and, if so, how many rights to exercise, after reading this prospectus and consulting with your advisors and based upon your own assessment of your best interests.

Public Trading
Market for Our      Prior to the rights offering, there has been no public
Common Stock:       market for our shares of common stock. Application has been made to have our common stock listed on the NYSE.

Use of Proceeds:
                    The gross proceeds from the rights offering, assuming all of the rights have been exercised, will be approximately
                    $ . million, all of which will be received by us. The net proceeds of the offering will be advanced to Western Resources which will increase the receivable from Western Resources. Expenses of the rights offering will be paid by us and are estimated to be approximately $2.25 million.

Risk Factors:
                    You should carefully consider the information set forth under "Risk Factors" beginning on page 7 and all of the information in this prospectus before deciding to exercise your rights.

Subscription
Agent and           Georgeson Shareholder Communications Inc. is acting as the
Information         Information Agent and Alpine Fiduciary Services, Inc. is
Agent:              acting as the Subscription Agent.

                 Summary Historical Consolidated Financial Data

   The following table sets forth our summary historical consolidated financial data derived from our audited consolidated financial statements as of December 31, 2000, 1999 and 1998 and for the four years ended December 31, 2000 and our unaudited consolidated financial statements as of December 31, 1997 and 1996 and for the year ended December 31, 1996. Such summary information may not be indicative of our future performance as an independent company. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                           As of and for the Year Ended December 31,
                          ----------------------------------------------------------
                            2000        1999         1998         1997        1996
                          --------    --------     --------     --------    --------
                             (in millions except per share amounts)
Statement of Operations
 Data:
Total revenues..........  $  539.3    $  600.4     $  422.4     $  153.7    $   10.8
Earnings (loss) before
 extraordinary gains and
 accounting change......       8.7(a)    (82.7)(c)    (83.7)(d)    419.0(e)    (19.4)
Net income (loss).......      54.1(b)    (71.0)(c)    (82.1)(d)    419.0(e)    (19.4)
Earnings (loss) per
 common share--Basic and
 diluted(f):............
 Before extraordinary
  gain and accounting
  change................  $   0.12    $  (1.13)    $  (1.14)    $   5.72    $  (0.27)
 Extraordinary gain.....      0.67        0.16         0.02          --          --
 Accounting change......     (0.05)        --           --           --          --
                          --------    --------     --------     --------    --------
Earnings (loss) per
 common share...........  $   0.74    $  (0.97)    $  (1.12)    $   5.72    $  (0.27)
Balance Sheet Data:
Current assets..........  $  155.6    $  371.0     $  476.3     $  247.2    $   32.5
Total assets............   3,268.4     3,419.7      3,483.9      2,296.8     1,363.0
Long-term debt (net)....     543.2       771.0        842.9        331.8        65.2
Shareholder's equity....   2,248.1     2,151.9      1,237.3      1,298.2       437.7
Book value per common
 share(f)...............  $  30.71    $  29.40     $  16.90     $  17.73    $   5.98
Other Data:
EBITDA(g)...............  $  341.5    $  179.7     $   54.4     $  879.8    $   (7.1)

--------

(a) Includes a $91.1 million pre-tax gain on the sale of an equity investment in a gas compression company and a $24.9 million pre-tax gain on the sale of investments in paging companies.

(b) Includes extraordinary gain of $49.2 million associated with the extinguishment of Protection One debt.

(c) Includes a $76.2 million pre-tax charge to record impairment for marketable securities.

(d) Includes a $98.9 million pre-tax charge to record exit costs associated with international power development activities.

(e) Includes a $864.3 million pre-tax gain on the sale of Tyco International Ltd. common stock.

(f) Per share amounts based on approximately 73.2 million outstanding shares of our common stock.

(g) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent cash flow from operations as defined by accounting principles generally accepted in the United States, should not be construed as an alternative to operating income and is indicative neither of operating performance nor cash flows available to fund the cash needs of our company. Items excluded from EBITDA are significant components in understanding and assessing the financial performance of our company. We believe presentation of EBITDA enhances an understanding of financial condition, results of operations and cash flows because EBITDA is used by our company to satisfy its debt service obligations, capital expenditures, dividends and other operational needs. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies.

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before exercising your rights. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

RISKS RELATED TO OUR SEPARATION FROM WESTERN RESOURCES

 We have no operating history as an independent company.

   Prior to the rights offering, we operated as a subsidiary in the broader corporate organization of Western Resources rather than as a stand-alone company. Western Resources assisted us by providing administrative functions through shared services arrangements and other support. Because we have never been operated as an independent company, we cannot assure you that we will be able to implement successfully the changes necessary to operate independently or that we will not incur additional costs operating independently that will result in losses.

 Our historical financial information may not be representative of our results as a separate company and, therefore, may not be reliable as an indicator of our historical or future results.

   The historical financial information we have included in this registration statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because our consolidated financial statements reflect allocations for services, primarily with respect to corporate overhead, which may not reflect the costs we will incur for similar services as a stand-alone company. The information also does not reflect changes we expect to occur in the future as a result of our separation from Western Resources, including changes in how we fund our operations, taxes and employee matters.

 We will need to find sources of capital.

   We have historically relied on Western Resources for our capital needs for strategic transactions. Our needs for operating funds historically have not been significant because we operated as a subsidiary of Western Resources. After the rights offering, we do not expect Western Resources to finance our operations. We expect to have adequate cash flow to meet our existing operating requirements following the rights offering from existing cash balances, the operating cash flow of Protection One and Protection One Europe, dividends from ONEOK and our other investments, amounts repaid on the receivable owed to us by Western Resources and, following the closing of the PNM merger and the split-off, dividends from PNM Holdings. However, we can give no assurance as to whether our cash flow will be adequate in the future. In any event, we will need to find other sources of capital or financing to make any strategic acquisition or investment. We cannot assure you that capital or financing would be available to us on acceptable terms or at all. See the following risk factor for a discussion of restrictions on the use of cash in excess of operating needs.

 The receivable owed to us by Western Resources will be converted into certain securities.

   We have entered into an allocation agreement with Western Resources providing for the repayment of a receivable owed to us by Western Resources. The amount of the receivable was approximately $117.6 million at March 31, 2001, but will be increased by additional cash advances by us to Western Resources, including an advance of all the net proceeds of the rights offering. Prior to the effective time of the PNM merger, we will convert any amounts then outstanding under the receivable into (1) our common stock owned by Western Resources at a price based on the average market prices for the 20 trading days preceding conversion, but not less than the subscription price, (2) Western Resources common stock at a price based on the average market prices for the 20 trading days preceding conversion, or (3) Western Resources convertible preference stock. On February 28, 2001, we converted $350 million of the then outstanding balance of the receivable into approximately 14.4 million shares of Western Resources common stock, representing approximately 17% of Western Resources outstanding common stock, pursuant to the allocation agreement.

   At the effective time of the PNM merger, any Western Resources common stock we own will be converted into PNM Holdings common stock based on the merger exchange ratio, and any Western Resources convertible preference stock we own will be converted into PNM Holdings convertible preferred stock. In addition, we will receive shares of our common stock as part of the split-off transaction and these shares will be retired.

   In addition, we have agreed to use the proceeds of asset sales we may make following the rights offering plus cash dividends we receive following the rights offering on our ONEOK and Western Resources shares, in both cases in excess of our operating needs, to purchase the securities described above or to advance such proceeds to Western Resources which will increase the amount of the receivable owed to us. This agreement will terminate upon the earlier of the closing of the PNM merger or the secured debt of Western Resources related to its electric utility operations receiving an investment grade rating from Moody's and Standard & Poor's. See "Certain Relationships and Related Transactions--Our Transactions Involving Western Resources--Asset Allocation and Separation Agreement."

 We are a holding company and are dependent on our subsidiaries and ONEOK to meet our payment obligations and requirements for liquidity.

   We are a holding company with ownership interests in our subsidiaries, Western Resources, ONEOK and, following the closing of the PNM merger and the split-off, PNM Holdings. We conduct all of our business through our subsidiaries. The ability of our subsidiaries to pay dividends or to make loans, advances or other payments to us will depend on the subsidiaries' results of operations, provisions of applicable laws and contractual restrictions in existing and future instruments governing indebtedness.

   Dividends on our ONEOK stock provide a significant portion of our cash flow from operations. A decrease or interruption in the dividends paid by ONEOK would adversely affect our liquidity and ability to continue our operations. There can be no assurance ONEOK will continue to pay dividends at the current rate or at all in the future. ONEOK's failure to pay dividends in certain amounts would result in the termination of a shareholder agreement with ONEOK unless we agreed otherwise, and we would then be free of certain restrictions contained in the shareholder agreement. Debt agreements pursuant to which ONEOK's outstanding long-term and short-term debt has been issued limit dividends and other distributions on its common stock. Please refer to ONEOK's financial statements attached hereto as Exhibit A and ONEOK's Form 10-K for 2000 and other documents it files with the Securities and Exchange Commission, or SEC, for further information concerning ONEOK. Such reports and documents are available at the SEC's public reference rooms and from the SEC's website. See "Available Information."

   Dividends on PNM Holdings common stock will provide significant additional cash flow after the closing of the PNM merger and the split-off. A decrease or interruption in the dividends paid by PNM Holdings would adversely affect our liquidity and ability to continue our operations. There can be no assurance PNM Holdings will pay dividends at the expected rate or at all following the closing of the PNM merger. PNM Holdings' failure to pay dividends in certain amounts would result in the termination of a shareholder agreement with PNM Holdings unless we agreed otherwise, and we would then be free of certain restrictions, including restrictions on our sale of our PNM Holdings stock, contained in the shareholder agreement. PNM Holdings may incur indebtedness subject to agreements which restrict its ability to pay dividends and make other distributions on its common stock.

   Dividends on Western Resources common stock are currently reinvested under Western Resources' direct stock purchase plan. These dividends constitute a significant portion of our income and if not reinvested would constitute a significant portion of our cash flow. A decrease or interruption in the dividends paid by Western

Resources would adversely affect our operations and could adversely affect our liquidity. Western Resources' Articles of Incorporation and certain agreements relating to its indebtedness restrict its ability to pay dividends and make other distributions on its common stock.

   Protection One has never paid any cash dividends on its common stock (other than a special dividend in connection with our acquisition of Protection One in
1997) and does not intend to pay any cash dividends in the foreseeable future. The ability of Monitoring, the principal operating subsidiary of Protection One, to pay dividends or make other distributions to Protection One is restricted by the agreements relating to certain of its indebtedness. Consequently, we do not have access to the cash flow of Protection One for the payment of dividends on our capital stock or for our other purposes.

 We must maintain our exemption from registration under the Investment Company Act.

   Upon consummation of the rights offering, we will rely on a temporary one-year exemption from registration under the Investment Company Act. Registration would otherwise be required because of the value and nature of our ownership interests in ONEOK, our subsidiaries, our common stock interest in Western Resources, the receivable from Western Resources and, following the closing of the PNM merger and the split-off, an ownership interest in PNM Holdings. Registration under the Investment Company Act would impose significant restrictions on our operations and adversely affect shareholder value. We have submitted an application to the SEC requesting a permanent exemption from registration under the Investment Company Act, but no assurance can be given that we will receive a permanent exemption following the expiration of the temporary one-year exemption from registration under the Investment Company Act. Without a permanent exemption, we would need to take action to avoid registration. Possible action could include selling a portion of our ownership interests in ONEOK and PNM Holdings or exercising our option to purchase an electric generating facility near Joplin, Missouri from Western Resources and registering as a holding company under the Public Utility Holding Company Act of 1935, or PUHCA. Our ability to transfer our ownership interests in ONEOK and PNM Holdings is restricted under the terms of shareholder agreements. Therefore, if we wished to dispose of all or a portion of our ONEOK or PNM Holdings interests in order to avoid registration under the Investment Company Act, such transactions could be required to be effected in a manner which could adversely affect the amount of proceeds we receive upon consummation.

 We have deferred tax assets we may not utilize.

   Western Resources makes payments to Protection One for current tax benefits utilized by Western Resources in its consolidated tax return pursuant to a tax sharing arrangement. If Western Resources completes its proposed transaction with PNM Holdings, including the split-off, we would no longer be able to file taxes on a consolidated basis with Western Resources. As a result, our deferred tax assets of $85.6 million at December 31, 2000 would not be realizable and we would not be in a position to record a tax benefit for losses incurred. We would be required to record a non-cash charge against income for the portion of our deferred tax assets we determine not to be realizable. This charge could be material and could have a material adverse effect on our business, financial condition and results of operations.

 If we register under the Public Utility Holding Company Act, we would have additional restrictions imposed on our business.

   If we are unable to obtain a permanent exemption from registration under the Investment Company Act, we may decide to register as a holding company under PUHCA. Being subject to regulation under PUHCA would impose a number of restrictions on our operations. These restrictions include a requirement that the SEC approve, in advance, securities issuances, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of interests in other businesses. PUHCA also limits the ability of registered holding companies to engage in non-utility ventures and regulates transactions between various affiliates within the holding company system, including the provision of services by holding company affiliates to the system's utilities.

 Our ability to grow may be affected by certain occurrences.

   Our operations and ability to grow may be affected by numerous factors, including changes in customer requirements, new laws, technological advances, entry of new competitors and changes in our access to capital. We cannot predict which, if any, of these or other factors might have a significant impact in the future, nor can we predict what impact, if any, the occurrence of these or other events might have on our operations.

 The split-off may not be completed.

   Western Resources will distribute any shares of our common stock held by it at the time of the PNM merger to its shareholders immediately before the closing of the PNM merger. However, we can give no assurances whether or when the closing of the PNM merger will occur since the closing is subject to the satisfaction of various closing conditions, including regulatory and shareholder approvals. The failure of Western Resources to complete the split-off could have a material adverse effect on the liquidity and trading price of our common stock.

RISKS PARTICULAR TO THE MONITORED SECURITY BUSINESS

 Protection One has experienced net losses which are likely to continue.

   Protection One has a history of significant net losses which are expected to continue. Protection One incurred net losses of $57.2 million in 2000 (a net loss of $106.4 million excluding extraordinary gains of $49.3 million, net of tax), $80.7 million in 1999 (a net loss of $91.9 million excluding the effect of a one time gain, net of tax), $17.8 million in 1998, and $42.3 million in 1997. These losses increased in 1999 and 2000 primarily due to accelerated amortization of customer accounts and a shorter period for amortizing goodwill. Losses may be higher in the future as a result of declining revenues and higher borrowing costs under Protection One's senior credit facility. Protection One is not expected to attain profitable operations in the foreseeable future.

 The impact of recently proposed accounting changes relating to goodwill could be significant.

   The Financial Accounting Standards Board issued an exposure draft on February 14, 2001 which, if adopted as proposed, would establish a new accounting standard for the treatment of goodwill in a business combination. The new standard would continue to require recognition of goodwill as an asset in a business combination but would not permit amortization as currently required by Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets." The new standard would require that goodwill be separately tested for impairment using a fair-value based approach as opposed to an undiscounted cash flow approach, the method we currently use, which is required under current accounting standards. If goodwill is found to be impaired, we would be required to record a non-cash charge against income. The impairment charge would be equal to the amount by which the carrying amount of goodwill exceeds the fair value. Goodwill would no longer be amortized on a current basis as is required under current accounting standards. The exposure draft contemplates this standard to become effective on July 1, 2001, although this effective date is not certain. Furthermore, the proposed standard could be modified prior to its adoption.

   If the new standard is adopted, any subsequent impairment test on the customer accounts would be performed on the customer accounts alone rather in conjunction with goodwill utilizing an undiscounted cash flow test pursuant to Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

   At December 31, 2000, we had $976.1 million in goodwill attributable to acquisitions of businesses and $1,005.5 million in customer accounts. Together these intangible assets represented 60.6% of the book value of our total assets. We recorded $61.3 million in goodwill amortization expense in 2000. If the new standard became effective on July 1, 2001 as proposed, it is probable that we would be required to record a non-cash impairment charge. We cannot determine the amount at this time, but we believe the amount would be material and could be a substantial portion of our intangible assets. This impairment charge would have a material adverse effect on our results of operations and could have a material adverse effect on our business and financial condition.

 The impact of Protection One class action litigation may be material.

   We, Protection One, certain of Protection One's officers and directors and Western Resources are defendants in a purported class action litigation pending in the U.S. District Court for the Central District of California brought on behalf of shareholders of Protection One. The plaintiffs are seeking unspecified compensatory damages based on allegations that various statements concerning Protection One's financial results and operations for 1997, 1998, 1999 and the first three quarters of 2000 were false and misleading. See "Business--Legal Proceedings" for a description of this litigation and other investigations, proceedings and arbitrations pending against Protection One or us. There can be no assurance that these proceedings will not have a material adverse impact on Protection One or us.

 Protection One and Protection One Europe lose customers over time.

   Protection One and Protection One Europe experience the loss of accounts, referred to as attrition, as a result of, among other factors, relocation of customers, adverse financial and economic conditions, competition from other alarm service companies, and customer service and operational difficulties with the integration of acquired customers. The effects of the gross number of lost customers have historically been offset by a combination of factors that has resulted in an overall increase in the number of customers and revenue, including adding new accounts from customers who move into premises previously occupied by prior customers in which security alarm systems are installed, adding accounts for which Protection One obtains a guarantee from the seller that allows Protection One to "put" back to the seller cancelled accounts, and revenues from price increases and the sale of enhanced services. In 2000, Protection One's customer acquisition strategies did not replace accounts lost as a result of attrition. This is due primarily to a move from reliance on a dealer program to generate customer accounts to reliance on a mix of marketing strategies. If Protection One's new marketing strategies do not increase the number of new accounts, or if Protection One is unable to reduce the level of attrition, there could be a material adverse effect on its business, financial condition and results of operation.

 Protection One has a substantial amount of debt which could constrain its growth or otherwise adversely affect our investment.

   Protection One has, and will likely continue to have, a large amount of consolidated indebtedness. As of December 31, 2000, Protection One had outstanding total indebtedness of approximately $637.7 million. A large amount of indebtedness could have a negative impact on, among other things, Protection One's ability to obtain additional financing in the future for working capital, acquisitions of customer accounts, capital expenditures and general corporate purposes, Protection One's ability to withstand a downturn in its business or the economy generally, and Protection One's ability to compete against other less leveraged companies.

   The indentures governing Protection One's long-term indebtedness require Protection One to satisfy certain financial conditions in order to borrow additional funds. The most restrictive of these covenants require total debt to annualized EBITDA for the most recent quarter to be less than 6.0, annualized EBITDA for the most recent quarter to interest expense to be greater than 2.25, and senior debt to annualized EBITDA to be less than 4 to 1. Protection One was in compliance with these covenants at December 31, 2000. Protection One's ability to comply with these ratios and the tests will be affected by events outside its control and there can be no assurance that Protection One will meet those tests. The indentures governing this indebtedness contain other covenants that impose operational restrictions on Protection One. A breach of any of the covenants could result in an event of default which would allow the lenders to declare all amounts outstanding immediately due and payable.

 Protection One may not be able to replace its credit facility on current terms.

   We provide a portion of Protection One's liquidity needs through an intercompany $155 million senior credit facility which matures on January 2, 2002. As of March 31, 2001, Protection One had borrowed $135 million under this facility. We have advised Protection One that we desire that Protection One replace the facility with other financing. Protection One has announced that it is considering new sources of financing, including new credit facilities with third parties and sales of assets. Protection One was unsuccessful in refinancing the facility with an unaffiliated lender on satisfactory terms in 2000. There is no assurance Protection One will be able to obtain new financing from third parties on similar terms with no disruption to its operations or liquidity, or at all.

   The credit facility requires that Protection One comply with certain financial covenants, including a leverage ratio of 5.50 to 1.0 and an interest coverage ratio of 2.25 to 1.0. At December 31, 2000, these ratios were approximately 4.9 to 1.0 and 2.3 to 1.0, respectively. The failure to satisfy these covenants could result in an event of default which would allow us to declare all amounts outstanding immediately due and payable.

RISKS PARTICULAR TO OUR INTERESTS IN ONEOK AND PNM HOLDINGS

 A shareholder agreement with ONEOK restricts our right to transfer and vote our ONEOK stock

   We own approximately 45% of the capital stock of ONEOK. As of March 31, 2001, our interest consisted of approximately 2.2 million shares of the outstanding common stock of ONEOK and 19.9 million shares of convertible preferred stock. The terms of a shareholder agreement with ONEOK restrict our right to transfer and vote our ONEOK shares. Before we can transfer shares representing more than 5% of ONEOK's voting securities to another person (other than by way of a public offering), ONEOK must be given the opportunity to purchase those shares at a cash purchase price equal to 98.5% of the then current market price for ONEOK's common stock. During the term of the shareholder agreement, we have agreed to vote our shares, including for the election of directors, in an agreed upon manner rather than at our sole discretion. These restrictions may prevent us from realizing the full benefits of ownership normally associated with owning a substantial stake in another entity. There can be no assurance as to what effect, if any, these restrictions may have on the value of our ownership stake in ONEOK.

   In addition, on November 26, 2012 and each subsequent annual anniversary, each of us and ONEOK, on behalf of its shareholders, has the right to buy from or sell to the other all outstanding shares of ONEOK capital stock beneficially owned by the selling party (which, in the case of ONEOK, means its shareholders other than us and our affiliates). ONEOK may exercise its buy/sell rights immediately upon our registering as a holding company under PUHCA if ONEOK believes that our regulatory status would place an unreasonable restriction on the implementation of ONEOK's strategic business plans.

 A stockholder agreement with PNM Holdings will restrict our right to transfer and vote any PNM Holdings stock we acquire in the PNM merger.

   Prior to the closing of the PNM merger, any remaining balance of the receivable owed to us by Western Resources will be converted into Western Resources common stock and convertible preference stock or shares of our common stock and subsequently all Western Resources shares we own will be converted into PNM Holdings common stock and convertible preferred stock in the PNM merger. The terms of a stockholder agreement with PNM Holdings will restrict our right to transfer and vote our PNM Holdings shares. Before we can transfer shares representing more than 5% of PNM Holdings' voting securities to another person (other than by way of a public offering), PNM Holdings must be given the opportunity to purchase those shares at the cash price proposed by us. During the term of the agreement, we have agreed to vote our shares, including for the election of directors, in an agreed upon manner rather than at our sole discretion. These restrictions may prevent us from realizing the full benefits of ownership normally associated with owning a substantial stake in another entity. There can be no assurance as to what effect, if any, these restrictions may have on the value of our ownership stake in PNM Holdings. See "Certain Relationships and Related Transactions--Our Transaction Involving PNM Holdings--Stockholder Agreement."

RISKS PARTICULAR TO THIS OFFERING

 There has been no prior public market for our common stock, so the trading price may be less than the subscription price.

   There has been no public market for our common stock, and we cannot assure you that an active public market will develop. The subscription price of $ . per share is not necessarily indicative of the market price of our common stock after the rights offering, which price may fall below the subscription price. We cannot assure you that if a trading market develops in our common stock, the stock will trade at prices in excess of the subscription price at any time after the date of this prospectus. We determined the subscription price based upon the public market prices for the common stock of Protection One, ONEOK and Western Resources we own, our business potential and prospects and other factors deemed relevant, including providing stockholders with an incentive to exercise their rights under the rights offering, providing an appropriate initial public offering discount, providing an appropriate discount for the conglomerate nature of our business and providing an appropriate discount due to the non-transferability of the rights. In making our determination, we did not obtain an independent valuation of our company, our assets or our common stock. Accordingly, the actual value or resale value of our common stock may be significantly higher or lower than the subscription price for the rights.

 It is difficult to predict whether an active market for our stock will develop and be sustained, and the market price of our stock may be volatile.

   Prior to the closing of the rights offering you could not purchase our common stock publicly. We cannot assure you that investors will develop an interest in our common stock so that a trading market develops or, if a trading market does develop, how active that trading market will be or whether it will be sustained. Specific factors that may affect the price and liquidity of our securities include:

  . actual or anticipated fluctuations in our quarterly operating results;

  . operating results that vary from investors' expectations as to our future financial performance or changes in financial estimates;

  . announcements of technological innovations or new services by us or our competitors;

  . announcements by third parties of significant claims or proceedings against us;

  . whether and how any distributions or other dispositions of our common stock owned by Western Resources will be made;

  . whether our stock will continue to qualify for listing on the NYSE;

  . the operating and stock price performance of other comparable companies;
    and

  . when and whether the PNM merger and our split-off from Western Resources would occur.

 Western Resources' voting control after this offering and prior to the closing of the PNM merger and the split-off could prevent a change of control.

   Upon closing of the rights offering and prior to the closing of the PNM merger and the split-off, Western Resources will have effective voting control over us since Western Resources will own approximately 85.7% of the outstanding shares of our common stock, assuming all rights are exercised. As a result, Western Resources will be able to control the outcome of substantially all matters submitted to our stockholders for approval, including the election of directors and any proposed merger, liquidation, transfer or encumbrance of a substantial portion of our assets, or amendment to our charter to change our authorized capitalization or otherwise. This concentration of voting power may also have the effect of delaying or preventing a change of control even if it would be beneficial to our minority stockholders.

 Anti-Takeover Effects of Charter Provisions and Kansas Law.

   Certain provisions of Kansas law and our Amended and Restated Articles of Incorporation and By-laws could delay, impede or make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial to the interests of our stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Westar Industries Capital Stock--Certain Anti-Takeover Provisions and Statutes."

 The presence of interlocking directors and officers between Western Resources and us will create potential conflicts of interest.

   Some of our directors also are directors, officers or employees of Western Resources and, in most cases, own either shares or rights to equity securities of Western Resources. As a result, these individuals have inherent conflicts of interest when making decisions related to transactions between us and Western Resources. Western Resources' ability to control us prior to the separation, together with the potential conflicts of interest of its directors and executive officers who also serve as our directors, could adversely affect the trading price and liquidity of our common stock. These factors could limit the price that investors might be willing to pay for our common stock in the future.

 Management personnel serving both Western Resources and us may suffer competing claims on their time which may place demands on our resources.

   Initially, through the shared services agreement with Western Resources, we will rely on the services of officers and senior management of Western Resources who will devote their business time and efforts to both Western Resources and us. The competing claims upon each person's time and energies could divert his or her attention from our affairs, placing additional demands on our resources. The efforts of all or any of these individuals may be insufficient to meet both our needs and those of Western Resources. If we were deprived of access to key members of our management team or other personnel, or lose access to such services altogether, our business, prospects, results of operations and financial condition could be materially adversely affected.

   As previously stated, we and our subsidiaries will be split off from Western Resources' electric utilities concurrently with the closing of the PNM merger. We will have the right to continue receiving management and administrative services pursuant to the shared services agreement for at least two years following the closing of the PNM merger. As we increase our infrastructure and hire additional staff, we expect Western Resources to allocate less of its resources to administrative and management services for us. We do not know what the cost for such services will be to us or the potential impact on our operations.

 We rely on intercompany agreements.

   We have entered into certain intercompany agreements with Western Resources, including the shared services agreement and the asset allocation and separation agreement. Pursuant to the shared services agreement, Western Resources will provide us with management and administrative services including financial reporting, accounting, auditing, tax, office services, payroll and human resources, as well as management consulting services. We will pay Western Resources for these services at various hourly charges and negotiated fees. The agreement may be terminated upon one year's notice by either party but such notice may not be given earlier than the first anniversary of the closing of the PNM merger. A loss of services provided under the shared services agreement would cause us to seek such services from other sources and no assurance can be given that we will be able to obtain such services on terms at least comparable to the intercompany agreements with Western Resources. The terms of these intercompany agreements with Western Resources were negotiated in the context of a parent-subsidiary relationship. We cannot assure you that the terms of these agreements, or the related transactions, will be effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties.

 A substantial amount of our common stock will be eligible for future sale or distribution.

   Upon the closing of the rights offering, excluding shares owned by Western Resources, there will be issued and outstanding approximately 12.2 million shares of our common stock, assuming all rights are exercised. All such shares will be freely tradeable without restriction, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The approximately 73.2 million shares owned by Western Resources will be "restricted securities" as that term is defined in Rule 144. Such restricted securities will be available for public sale only if registered under the Securities Act, sold in accordance with Rule 144 or sold or transferred in transactions otherwise exempt from registration requirements under the Securities Act. Under Rule 144, a person who is not our affiliate and who has held restricted securities for a period of one year may sell a limited number of shares to the public in ordinary brokerage transactions and, after holding the securities for two years, may freely trade them. Under Rule 144, affiliates of ours holding restricted securities may only sell all of them after holding them for one year and only within the parameters of Rule 144 governing the timing, manner and volume of sales of such shares. Our officers and directors and those of Western Resources may be considered to be affiliates for these purposes.

   Following consummation of the rights offering and assuming all of the rights are exercised, Western Resources will hold approximately 73.2 million shares of our common stock which may not be sold to the public without registration under the Securities Act or transferred in transactions otherwise exempt from registration requirements under the Securities Act. We may enter into a registration rights agreement with Western Resources which would grant to Western Resources registration rights with respect to shares of our common stock that it holds. These registration rights would effectively allow Western Resources to sell all of its shares of common stock either on demand or upon the occurrence of certain events and to participate as a selling shareholder in future public offerings by us.

   Although Western Resources currently intends to distribute, on a pro rata basis, the remaining shares of our common stock it holds to its common stockholders immediately prior to the consummation of the PNM merger, it may sell additional shares of our common stock in one or more public or private transactions prior to the proposed split-off. The shares of our common stock distributed by Western Resources would be freely transferable upon such distribution, other than shares distributed to our affiliates.

   In addition, 12.5 million shares of our common stock are reserved for issuance under our 2001 Long Term Incentive Compensation and Share Award Plan, and our Employee Stock Purchase Plan. Following the consummation of the rights offering, we intend to file registration statements on Form S-8 under the Securities Act covering the shares reserved for issuance under some or all of these plans. Any such registration statement will automatically become effective upon filing.

   We may also issue large amounts of additional common stock in connection with raising additional capital and in connection with possible acquisitions. These shares would become available for resale at various dates in the future.

   Sales under Rule 144 may have a depressive effect on the market price of our common stock due to the potential increased number of publicly held securities. The timing and amount of sales of common stock made pursuant to other filed registration statements could also have a negative impact on the market price of our common stock. Any stock options we issue are likely to be exercised, if at all, at a time when we otherwise could obtain a price for the sale of our common stock that is higher than the exercise price per share of such options or warrants. Any such exercise or the possibility of such exercise may impede our efforts to obtain additional financing through the sale of additional securities or make such financing more costly.

   We cannot predict the effect, if any, that sales of our common stock, or the availability of shares for sale, or the distribution of our common stock in the future, will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public or private market, or the perception that such sales may occur, or the expectation that additional shares will be distributed in the future, could adversely affect prevailing market prices.

                              THE RIGHTS OFFERING

The Rights

   Westar Industries will distribute to each holder of Western Resources common stock, other than itself, who is a record holder on the record date, which is 5:00 p.m., New York City time, on April . , 2001, at no charge, one non-transferable right for every six shares of Western Resources common stock such holder owns. We will also distribute rights on the same terms to holders of Western Resources stock options and restricted share units. Each holder of Western Resources common stock, stock options or restricted share units will receive at least one right. We will round down, to the nearest whole number, the number of rights we distribute to each person receiving rights. The rights will be evidenced by nontransferable rights certificates. Each right will allow you to purchase one share of our common stock at a price of $ . . If you elect to exercise your rights in full, you may also subscribe, at the subscription price, for additional shares of our common stock under your over-subscription privilege, if there are enough shares available. We are distributing rights to purchase approximately 14.3% of our outstanding common stock in the rights offering.

Background and Purpose of the Rights Offering

   In April 2000, Western Resources announced that its board of directors had authorized the separation of its electric utilities from us and our subsidiaries. In May 2000, Western Resources announced that its board of directors had authorized management to explore strategic alternatives for its regulated electric utilities. On November 8, 2000, Western Resources entered into an agreement with PNM pursuant to which PNM or PNM Holdings will acquire Western Resources in a merger. All of our common stock held by Western Resources immediately prior to the PNM merger will be distributed to Western Resources shareholders in exchange for a portion of their Western Resources common stock. Following the split-off, none of our shares will be owned by Western Resources.

   The rights offering is the initial step in our separation from Western Resources. The rights offering is intended to result in the creation of a public market for our common stock and in that respect is essentially an initial public offering of our common stock. However, no assurance can be given as to whether or when the PNM merger or the split-off will occur.

Determination of Subscription Price

   Prior to the rights offering, there has been no public market for our common stock. We determined the subscription price based upon the public market prices for the common stock of Protection One, ONEOK and Western Resources we own, our business potential and prospects and other factors deemed relevant, including providing stockholders with an incentive to exercise their rights under the rights offering, providing an appropriate initial public offering discount, providing an appropriate discount for the conglomerate nature of our business and providing an appropriate discount due to the non-transferability of the rights. In making this determination, we did not obtain an independent valuation of our company, our assets or our common stock. Accordingly, the actual value or resale value of our common stock may be significantly higher or lower than the subscription price for the rights.

No Fractional Rights

   We will not issue fractional rights, but rather will round down the number of rights distributed to each holder of Western Resources common stock, stock options or restricted share units to the nearest whole number, provided that each holder will receive at least one right.

   You may request that the Subscription Agent divide your rights certificate into parts. This could be needed, for instance, if you are the record holder for a number of beneficial holders of Western Resources common stock. However, the Subscription Agent will not divide your rights certificate so that you would receive any fractional rights.

Expiration of the Rights Offering

   You may exercise your subscription privilege at any time before 5:00 p.m., New York City time, on . , 2001, the expiration date for the rights offering. We may, in our sole discretion, extend the time for exercising the rights. If you do not exercise your rights before the expiration date, your unexercised rights will be null and void. We will not be obligated to honor your exercise of rights if the Subscription Agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents, except when you have timely transmitted the documents under the guaranteed delivery procedures described below. We may extend the expiration date by giving oral or written notice to the Subscription Agent on or before the scheduled expiration date.

   If we elect to extend the expiration of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

Subscription Privileges

   Basic Subscription Privilege. Your rights entitle you to the basic subscription privilege and the over-subscription privilege. With your basic subscription privilege, you may purchase one share of our common stock per right, upon delivery of the required documents and payment of the subscription price of $ . per share. You are not required to exercise all of your rights unless you wish to purchase shares under your over-subscription privilege. We will deliver to you certificates representing the shares which you purchased with your rights as soon as practicable after the rights offering has expired.

   Full Exercise of Rights. You may exercise your over-subscription privilege only if you exercise your rights in full. To determine if you have fully exercised your rights, we will consider only the rights held by you in the same capacity. For example, suppose that you were granted rights with respect to shares of Western Resources common stock which you own individually and shares of Western Resources common stock which you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the rights you own individually, but not with respect to the rights you own collectively with your spouse, you only need to fully exercise those rights you own individually. You would not have to subscribe for any shares with respect to rights owned collectively with your spouse to exercise your individual over-subscription privilege.

   When you complete the portion of your rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our common stock which you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your rights in full.

   If you own shares of Western Resources common stock through your broker, custodian bank or other nominee holder who will exercise your subscription privilege on your behalf, you must follow the instructions provided to you by that person. Your broker, custodian bank or other nominee holder may also disclose to us other information received from you.

   Participants in the Western Resources, Inc. Employees' 401(k) Savings Plan who have any portion of their accounts invested in the Western Resources Company Stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Each participant will have the right to direct the Trustee of the plan whether or not he or she wishes to exercise the rights allocated to his or her account. If the participant elects to exercise any such rights, the cash subscription price will be paid from other amounts allocated to the participant's plan account as directed by the participant.

   Over-Subscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our common stock, upon delivery of the required documents and payment of the subscription price of $ . per share, before the expiration of the rights offering. The amount of additional shares for which you may subscribe is the higher of (1) five times the number of rights you receive, and (2) 100 shares. You may only exercise your over-subscription privilege if you exercise your rights in full and you will only receive shares of our common stock in fulfillment of your over-subscription if other holders of rights do not exercise their rights in full.

   Allocation. If there are more shares of our common stock available than the number of over-subscription requests, all over-subscription requests will be filled in full. If there are more over-subscription requests than available shares, we will allocate the available shares among those holders exercising the over-subscription privilege. The allocation will be made first to holders of less than 100 rights so that those holders may subscribe for 100 shares (or the next higher multiple of 10 shares) and thereafter pro rata among all holders exercising the over-subscription privilege.

   Limitation on Over-Subscription. A holder may over-subscribe for a number of shares up to five times the number of rights received in the offering.

   Return of Excess Payment. If you exercised your over-subscription privilege and are allocated less than all of the shares for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned by mail without interest or deduction as soon as practicable after the expiration date. We will deliver to you certificates representing the shares you purchased as soon as practicable after the expiration date and after all pro rata allocations and adjustments have been completed.

Conditions to the Rights Offering

   We will not consummate the rights offering unless the following conditions have been satisfied: rights for at least 8.2 million shares of our common stock, representing approximately 10% of our outstanding common stock (including rights exercised pursuant to the over-subscription privilege), are exercised by the final expiration date; the common stock offered hereby shall have been approved for listing on the NYSE; we are exempt from registration as an investment company under the Investment Company Act; and each of the agreements discussed in "Certain Relationships and Related Transactions--Our Transactions Involving Western Resources" shall have been executed and delivered. Subject to applicable law, we may waive any of the foregoing conditions and choose to proceed with the rights offering even if one or more of these events do not occur.

   We may also terminate the rights offering at any time before completion of the rights offering. If we terminate the rights offering, all rights will expire without value and all subscription payments received by the Subscription Agent will be returned promptly, without interest.

Other Matters

   We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from rights holders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident of one of those states or jurisdictions you will not be eligible to participate in the rights offering.

Method of Subscription--Exercise of Rights

   You may exercise your rights by delivering the following to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on . , 2001, the date on which the rights expire or, if the subscription period is extended, on the later date to which it is extended:

  -- Your properly completed and executed rights certificate with any required signature guarantees or other supplemental documentation; and

  -- Your full subscription price payment for each share subscribed for under your subscription privileges.

   In the case of rights received by the Trustee of the Western Resources, Inc. Employees' 401(k) Savings Plan, the Trustee will exercise such rights only to the extent directed to do so by plan participants with respect to rights allocated to their respective accounts. Participants should consult the instructions for making such directions. The cash subscription price must be paid from other amounts allocated to the participant's account as directed by the participant.

Method of Payment

   Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you are subscribing for by either:

  -- Check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the Subscription Agent; or

  -- Wire transfer of immediately available funds to the subscription account maintained by the Subscription Agent at ABA No. . for further credit to . Attention:

Receipt of Payment

   Your payment will be considered received by the Subscription Agent only upon:

  -- Clearance of any uncertified check;

  -- Receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

  -- Receipt of collected funds in the subscription account designated above.

Clearance of Uncertified Checks

   If you are paying by uncertified personal check, please note that uncertified checks may take at least five business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the opportunity to exercise your rights should you desire to do so.

Delivery of Subscription Materials and Payment

   You should deliver your rights certificate and payment of the subscription price or, if applicable, notice of guaranteed delivery to the Subscription Agent by one of the methods described below:

If by mail to:
                               Alpine Fiduciary Services, Inc.
                               c/o Georgeson Shareholder Communications Inc. P.O. Box 2065
                               South Hackensack, NJ 07606-9974

If by overnight courier to:

                               Alpine Fiduciary Services, Inc.
                               c/o Georgeson Shareholder Communications Inc. 111 Commerce Road
                               Carlstadt, NJ 07072

If by hand to:                 Alpine Fiduciary Services, Inc.
                               c/o Georgeson Shareholder Communications Inc.
                               110 Wall Street, 11th Floor
                               New York, NY 10005
                               Attn: Will Richard

For wire transfers:

Call Georgeson Shareholder
Communications Inc., the
Information Agent at:
                               For registered holders call toll free (888)
                               363-6643
                               For brokers and banks call (212) 440-9800

   Your delivery to an address other than the address set forth above will not constitute valid delivery.

Calculation of Rights Exercised

   If you do not indicate the number of rights being exercised, or do not forward full payment of the total subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the Subscription Agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares with your overpayment. If your full subscription price payment is not applied to your purchase of shares, you will be refunded the amount of any overpayment, sent via mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering.

Your Funds Will Be Held by the Subscription Agent Until Shares of Common Stock Are Issued

   The Subscription Agent will hold your payment of the subscription price payment in a segregated account with other payments received from other rights holders until we issue your shares to you.

Signature Guarantee May Be Required

   Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the Subscription Agent, unless:

  . Your rights certificate provides that shares are to be delivered to you as record holder of those rights; or

  . You are an eligible institution.

Notice to Beneficial Holders

   If you are a broker, a trustee or a depository for securities who holds shares of Western Resources common stock for the account of others on April . , 2001, the record date for the rights offering, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the Subscription Agent with the proper payment. If you hold shares of Western Resources common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of Western Resources common stock on the record date for the rights offering, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled "Nominee Holder Certification" which we will provide to you with your rights offering materials.

Beneficial Owners

   If you are a beneficial owner of shares of Western Resources common stock or will receive your rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of Western Resources common stock directly and would prefer to have your broker, custodian bank or other nominee exercise all or part of your rights for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your rights, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate rights certificate, you should contact the nominee as soon as possible and request that a separate rights certificate be issued to you. You will be responsible for any fees charged by your broker, custodian bank or other nominee in connection with the rights offering. We will pay your broker $0.10 for each share purchased upon the exercise of rights (including shares purchased pursuant to the over-subscription privilege) by a beneficial owner of up to 5000 shares of Western Resources common stock on the record date.

Instructions for Completing Your Rights Certificate

   You should read and follow the instructions accompanying the rights certificates carefully.

   If you want to exercise your rights, you should send your rights certificates with your subscription price payment to the Subscription Agent. Do not send your rights certificates and subscription price payment to us.

   You are responsible for the method of delivery of your rights certificates with your subscription price payment to the Subscription Agent. If you send your rights certificates and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the Subscription Agent prior to the time the rights offering expires. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Rights

   We, or the Subscription Agent on our behalf, will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your rights because of any defect or irregularity. We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

   Neither we nor the Subscription Agent will be under any duty to notify you of any defect or irregularity in connection with your submission of rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of rights if issuance of shares of our common stock to you could be deemed unlawful under applicable law or is materially burdensome to us.

Guaranteed Delivery Procedures

   If you wish to exercise rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the Subscription Agent on or before the time your rights expire, you may exercise your rights by the following guaranteed delivery procedures:

  . Deliver your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth above in "--Method of Payment" to the Subscription Agent on or prior to the expiration date;

  . Deliver the form entitled "Notice of Guaranteed Delivery," substantially in the form provided with the Instructions as to the Use of Westar Industries Rights Certificates distributed with your rights certificates, at or prior to the expiration date or any extended expiration date; and

  . Deliver the properly completed rights certificate evidencing your rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the Subscription Agent within three business days following the date of your Notice of Guaranteed Delivery.

   Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of Westar Industries Rights Certificates, which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions which are members of, or participants in, a signature guarantee program acceptable to the Subscription Agent.

   In your Notice of Guaranteed Delivery, you must state:

  . Your name;

  . The number of rights represented by your rights certificates, the number of shares of our common stock you are subscribing for under your basic subscription privilege and the number of shares of our common stock you are subscribing for under your over-subscription privilege; and

  . Your guarantee that you will deliver to the Subscription Agent any rights certificates evidencing the rights you are exercising within three business days following the date the Subscription Agent receives your Notice of Guaranteed Delivery.

   You may deliver your Notice of Guaranteed Delivery to the Subscription Agent in the same manner as your rights certificates at the address set forth above under "--Delivery of Subscription Materials and

Payment." You may alternatively transmit your Notice of Guaranteed Delivery to the Subscription Agent by facsimile transmission (Telecopy No.: (201) 460-
2889). To confirm facsimile deliveries, you may call  . .

   The Subscription Agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Registered holders please call toll free (888) 363-6643 to request any copies of the form of Notice of Guaranteed Delivery. Banks and brokerage firms please call (212) 440-9800 to request any copies of the form of Notice of Guaranteed Delivery.

Non-Transferability of Rights

   Only you may exercise your rights or your over-subscription privilege. You may not assign or transfer your rights or your over-subscription privilege.

Procedures for Depository Trust Company Participants

   We expect that you will be able to exercise your subscription privilege through the facilities of the Depository Trust Company. If your rights are held of record through the Depository Trust Company, you may exercise your basic subscription privilege by instructing the Depository Trust Company to transfer your rights from your account to the account of the Subscription Agent, together with certification as to the aggregate number of rights you are exercising and the number of shares of our common stock you are subscribing for under your subscription privilege and your subscription price payment for each share you subscribed for under your subscription privilege.

Questions About Exercising Rights

   If you have any questions or require assistance regarding the method of exercising your rights or requests for additional copies of this prospectus, the Instructions as to the Use of Westar Industries Rights Certificates or the Notice of Guaranteed Delivery, you should contact the Subscription Agent at the address and telephone number set forth above under "--Delivery of Subscription Materials and Payment."

Subscription and Information Agent

   We have appointed Georgeson Shareholder Communications Inc. to act as Information Agent and Alpine Fiduciary Services, Inc. to act as Subscription Agent for the rights offering. We will pay all fees and expenses of the Subscription Agent and the Information Agent related to the rights offering and have also agreed to indemnify the Subscription Agent and the Information Agent from liabilities which they may incur in connection with the rights offering.

No Revocation

   Once you have exercised your subscription privileges, you may not revoke your exercise unless the expiration date is extended for more than thirty days or a material change in the terms of the rights offering is made. Rights not exercised prior to the final expiration date of the rights offering will expire.

Subscription Price

   The subscription price is $  . per share.

Extensions and Termination

   We may extend the rights offering and the period for exercising your rights in our sole discretion. In addition, we may terminate the rights offering at any time prior to the time the rights offering expires.

No Recommendation

   An investment in shares of our common stock must be made according to your evaluation of your best interests. None of Westar Industries, Western Resources or their respective boards of directors or management makes any recommendation as to whether you should exercise your rights.

Foreign and Other Stockholders

   Subscription materials (excluding rights certificates) will be mailed to rights holders whose addresses are outside the United States or who have an APO or FPO address. To exercise your rights, you must notify the Subscription Agent, and take all other steps which are necessary to exercise your rights on or prior to the final expiration date of the rights offering as set forth in the instructions you will receive. If the procedures set forth in the preceding sentence are not followed prior to the final expiration date, your rights will expire and will have no value.

                                USE OF PROCEEDS

   The gross proceeds from the rights offering, assuming all of the rights have been exercised, will be approximately $ . , all of which will be received by us. Expenses of the rights offering will be paid by us and are estimated to be approximately $2.25 million. We will advance the net proceeds of the offering to Western Resources, which will increase the balance of the receivable owed to us by Western Resources.

                          MARKET PRICE OF COMMON STOCK

   No current public trading market for our common stock exists. Application has been made to have our common stock listed on the NYSE.

                                DIVIDEND POLICY

   We currently intend to retain all of our earnings to finance the growth and development of our business. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future that may effectively prohibit or restrict the payment of dividends. Moreover, Protection One is subject to restrictions under agreements for borrowed money which effectively prohibit it from paying dividends to us.

   In the event we decide to declare dividends on our common stock in the future, such declaration will be subject to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, our liquidity and capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our board of directors may deem relevant.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 2000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                              December 31, 2000
                                                              -----------------
                                                               (in thousands)
Long-term debt, including current portion:
  Protection One debt 8.125% Senior subordinated notes due
   January 2009..............................................    $  255,740
    7.375% Senior unsecured notes due August 2005............       204,650
    13.625% Senior subordinated discount notes due June
     2005....................................................        42,887
    6.75% Convertible senior subordinated notes due September
     2003....................................................        23,785
  Other......................................................        42,561
                                                                 ----------
      Total long-term debt...................................       569,623
                                                                 ----------
Shareholder's equity:
  Common stock(a)............................................           732
  Paid-in capital............................................     1,957,467
  Retained earnings..........................................       298,299
  Accumulated other comprehensive income (loss)..............        (8,404)
                                                                 ----------
    Total shareholder's equity...............................     2,248,094
                                                                 ----------
      Total capitalization...................................    $2,817,717
                                                                 ==========

--------

(a) Assumes approximately 73.2 million outstanding shares of our common stock.

                                    DILUTION

   Our net tangible book value at December 31, 2000 was approximately $266.5 million, or approximately $3.12 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming there are approximately 85.4 million shares of common stock outstanding upon completion of the rights offering. Based upon an exercise price of $ . per share, this represents an immediate dilution (i.e., the difference between the exercise price per share and the net tangible book value per share) at . of $ . per share to purchasers of the shares of common stock offered hereby. The following table illustrates this per share dilution:

       Exercise price per share......................................... $
       Net tangible book value per share at  . .........................  3.12
                                                                         -----
       Dilution per share to new investors.............................. $(   )
                                                                         =====

   The following table summarizes, on a pro forma basis, the number of shares of common stock purchased from us, the total consideration paid to us for those shares and the average price per share paid by the existing shareholder and by the new investors assuming approximately 85.4 million shares of our common stock are outstanding and all of the rights are exercised:

                                Shares
                              Purchased    Total Consideration
                            -------------- ---------------------   Average Price
                            Number Percent  Amount     Percent       Per Share
                            ------ ------- ---------  ----------   -------------
Existing shareholder.......             %   $                   %  $
New investors..............
                             ---    -----   ---------  ----------
 Total.....................         100.0   $               100.0%
                             ===    =====   =========  ==========

              SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table sets forth our summary historical consolidated financial data derived from our audited consolidated financial statements as of December 31, 2000, 1999 and 1998 and for the four years ended December 31, 2000, our unaudited consolidated financial statements as of December 31, 1997 and 1996 and for the year ended December 31, 1996. Such summary information may not be indicative of our future performance as an independent company. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                          As of and for the Year Ended December 31,
                         ----------------------------------------------------------
                           2000        1999         1998         1997        1996
                         --------    --------     --------     --------    --------
                            (in millions except per share amounts)
Statement of Operations
 Data:
  Total revenues........ $  539.3    $  600.4     $  422.4     $  153.7    $   10.8
  Earnings (loss) before
   extraordinary gains
   and accounting
   change...............      8.7(a)    (82.7)(c)    (83.7)(d)    419.0(e)    (19.4)
  Net income (loss).....     54.1(b)    (71.0)(c)    (82.1)(d)    419.0(e)    (19.4)
  Earnings (loss) per
   common share--
   Basic and diluted(f):
    Before extraordinary
     gain and accounting
     change............. $   0.12    $  (1.13)    $  (1.14)    $   5.72    $  (0.27)
    Extraordinary gain..     0.67        0.16         0.02           --          --
    Accounting change...    (0.05)         --           --           --          --
                         --------    --------     --------     --------    --------
  Earnings (loss) per
   common share......... $   0.74    $  (0.97)    $  (1.12)    $   5.72    $  (0.27)
Balance Sheet Data:
  Current assets........ $  155.6    $  371.0     $  476.3     $  247.2    $   32.5
  Total assets..........  3,268.4     3,419.7      3,483.9      2,296.8     1,363.0
  Long-term debt (net)..    543.2       771.0        842.9        331.8        65.2
  Shareholder's equity..  2,248.1     2,151.9      1,237.3      1,298.2       437.7
  Book value per common
   share(f)............. $  30.71    $  29.40     $  16.90     $  17.73    $   5.98
Other Data:
  EBITDA(g)............. $  341.5    $  179.7     $   54.4     $  879.8    $   (7.1)

--------

(a) Includes a $91.1 million pre-tax gain on the sale of an equity investment in a gas compression company and a $24.9 million pre-tax gain on the sale of investments in paging companies.

(b) Includes extraordinary gain of $49.2 million associated with the extinguishment of Protection One debt.

(c) Includes a $76.2 million pre-tax charge to record impairment for marketable securities.

(d) Includes a $98.9 million pre-tax charge to record exit costs associated with international power development activities.

(e) Includes a $864.3 million pre-tax gain on the sale of Tyco International Ltd. common stock.

(f) Per share amounts based on approximately 73.2 million outstanding shares of our common stock.

(g) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent cash flow from operations as defined by accounting principles generally accepted in the United States, should not be construed as an alternative to operating income and is indicative neither of operating performance nor cash flows available to fund the cash needs of our company. Items excluded from EBITDA are significant components in understanding and assessing the financial performance of our company. We believe presentation of EBITDA enhances an understanding of financial condition, results of operations and cash flows because EBITDA is used by our company to satisfy its debt service obligations, capital expenditures, dividends and other operational needs. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Overview

   We are principally engaged in the monitored security business through Protection One and Protection One Europe which provided monitored security services to approximately 1.5 million customers in North America, the United Kingdom and continental Europe at December 31, 2000. We own approximately 85% of Protection One and 100% of Protection One Europe. We also own approximately 45% of ONEOK, an Oklahoma based company that purchases, gathers, processes, transports, stores, distributes and markets natural gas, an approximately 17% common stock interest in Western Resources, and a receivable owed to us by Western Resources in the amount of approximately $117.6 million at March 31, 2001. In addition, we own interests in international power plants and other investments which in the aggregate are not material.

   We are currently 100% owned by Western Resources. After completion of the rights offering, assuming full exercise of the rights, we will be approximately 85.7% owned by Western Resources. Western Resources will distribute all of our remaining common stock it then owns to Western Resources shareholders in connection with the split-off. Western Resources may sell additional shares of our common stock in one or more public or private transactions prior to the proposed split-off.

   The principal activity of Protection One and Protection One Europe is responding to the security needs of their customers. Services are provided to residential (both single family and multifamily residences), commercial and wholesale customers. Sales are generated primarily from recurring monthly payments for monitoring and maintaining the alarm systems that are installed in customers' homes and businesses. Security systems are designed to detect burglaries, fires and other events.

   In prior years, Protection One's business was focused primarily on growing its customer account base to achieve critical mass. The strategic focus has now shifted to the following areas:

  . customer service;

  . reducing attrition (attrition is an industry term used to measure customer account terminations);

  . reducing customer acquisition costs, and diversifying the customer acquisition strategy to include internal sales, smaller tuck-in acquisitions and dealers;

  . integrating and building infrastructure such as common platforms for central monitoring stations, billing and other applications;

  . enhancing revenues and margins by offering additional services to new and existing customers; and

  . establishing name recognition by targeting growth to areas near existing branches to increase customer density.

   We have four primary business segments, three of which relate to our alarm monitoring business and one of which relates to our other holdings. The four segments are:

  . Protection One North America ("North America")--our core North America alarm monitoring business.

  . Network Multifamily, Inc. ("Multifamily")--our North America alarm monitoring business servicing apartments, condominiums and other multifamily dwellings.

  . Protection One Europe---our alarm monitoring business in continental
    Europe and the United Kingdom.

  . Other---our other investments and operations, including ONEOK, Western
    Resources (after February 28, 2001), Paradigm (until December 15, 2000) and our international power plants.

   The following table sets forth the allocation of our revenue and income
(loss) from operations among our reportable segments:

                                                               Year Ended
                                                              December 31,
                                                            ------------------
                                                            2000   1999  1998
                                                            -----  ----  -----
                                                             (in millions)
Revenues:
  North America............................................ $ 364  $397  $ 344
  Multifamily..............................................    39    39     33
  Protection One Europe....................................   134   163     44
  Other....................................................     2     1      1
                                                            -----  ----  -----
    Total.................................................. $ 539  $600  $ 422
                                                            =====  ====  =====
Income (loss) from operations:
  North America............................................ $ (85) $(52)    11
  Multifamily..............................................     2     7      6
  Protection One Europe....................................   (10)   13     10
  Other....................................................   (20)   (9)  (136)
                                                            -----  ----  -----
    Total.................................................. $(113) $(41) $(109)
                                                            =====  ====  =====

Recent Significant Matters

 Accounting Matters

   Change in Estimate of Useful Life of Goodwill. In January 2000, Protection One and Protection One Europe re-evaluated the original assumptions and rationale utilized in the establishment of carrying value and estimated useful life of goodwill. Protection One concluded that due to continued losses, levels of attrition experienced in 1999 and the estimated useful life of goodwill should be reduced from 40 years to 20 years as of January 1, 2000. After that date, remaining goodwill, net of accumulated amortization, is being amortized over its remaining useful life based on a 20-year life. The change in estimate resulted in additional goodwill amortization for the year ended December 31, 2000 of $33 million, and a reduction to net income for such year of $26.1 million.

   Goodwill Exposure Draft. The Financial Accounting Standards Board issued an exposure draft on February 14, 2001 which, if adopted as proposed, would establish a new accounting standard for the treatment of goodwill in a business combination. The new standard would continue to require recognition of goodwill as an asset in a business combination but would not permit amortization as currently required by Accounting Principles Board ("APB") Opinion No. 7, "Intangible Assets." The new standard would require that goodwill be separately tested for impairment using a fair-value based approach as opposed to an undiscounted cash flow approach which is required under current accounting standards. If goodwill is found to be impaired, we would be required to record a non-cash charge against income. The impairment charge would be equal to the amount by which the carrying amount of goodwill exceeds the fair value. Goodwill would no longer be amortized on a current basis as is required under current accounting standards. The exposure draft contemplates this standard to become effective on July 1, 2001, although this effective date is not certain. Furthermore, the proposed standard could be modified prior to its adoption.

   If the new standard is adopted, any subsequent impairment test on the customer accounts would be performed on the customer accounts alone rather than in conjunction with goodwill utilizing an undiscounted cash flow test pursuant to Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

   At December 31, 2000, we had $976.1 million in goodwill attributable to acquisitions of businesses and $1,005.5 million in customer accounts. Together these intangible assets represented 60.6% of the book value of our total assets. We recorded $61.3 million in goodwill amortization expense in 2000. If the new standard became effective on July 1, 2001 as proposed, it is probable that we would be required to record a non-cash impairment charge. We cannot determine the amount at this time, but we believe the amount would be material and could be a substantial portion of our intangible assets. This impairment charge would have a material adverse effect on our results of operations and could have a material adverse effect on our business and financial condition.

 Sale of Marketable Securities

   In February 2000, a paging company whose securities were included in our investment portfolio at December 31, 1999 made an announcement that significantly increased the market value of paging company securities generally in the public markets. During the first quarter of 2000, we sold these paging securities and realized a pre-tax gain of $24.9 million. During 2000, we also sold our equity investment in a gas compression company and realized a pre-tax gain of $91.1 million.

 Gain on Extinguishment of Debt

   During 2000, we purchased $170.0 million face value of Protection One bonds on the open market. In exchange for cash and the settlement of certain intercompany payables and receivables, $103.9 million of these debt securities were transferred to Protection One. Protection One also purchased $30.5 million face value of its bonds on the open market during 2000. At December 31, 2000, we recognized an extraordinary gain of $49.2 million, net of tax of $26.5 million, on these retirements.

Attrition

   Subscriber attrition has a direct impact on our results of operations since it affects revenues, amortization expense and cash flow. We define attrition as a ratio, the numerator of which is the number of lost customer accounts for a given period, net of certain adjustments, and the denominator of which is the average number of accounts for a given period. In some instances, estimates are used to derive attrition data. We make adjustments to lost accounts primarily for the net change, either positive or negative, in our wholesale base and for accounts which are covered under a purchase price holdback and are "put" back to the seller. Protection One reduces the gross accounts lost during a period by the amount of the guarantee provided for in the purchase agreements with sellers. In some cases, the amount of the purchase holdback may be less than actual attrition experience. Protection One expects adjustments to lost accounts for purchase holdbacks will be lower in the future because Protection One is purchasing fewer accounts in the types of transactions that create holdbacks, and Protection One has extinguished a substantial portion of its purchase holdback reserve.

   Actual attrition experience shows that the relationship period with any individual customer can vary significantly. Customers discontinue service for a variety of reasons, including relocation, service issues and cost. A portion of the acquired customer base can be expected to discontinue service every year. Any significant change in the pattern of historical attrition experience would have a material effect on our results of operations.

   Protection One and Protection One Europe monitor attrition each quarter based on a quarterly annualized and trailing twelve-month basis. This method utilizes each segment's average customer account base for the applicable period in measuring attrition. Therefore, in periods of customer account growth, customer attrition may be understated and in periods of customer account decline, customer attrition may be overstated.

   Customer attrition by business segment for the years ended December 31, 2000 and 1999 are summarized below:

                                               Customer Account Attrition
                                         ---------------------------------------
                                          December 31, 2000   December 31, 1999
                                         ------------------- -------------------
                                         Annualized Trailing Annualized Trailing
                                           Fourth    Twelve    Fourth    Twelve
                                          Quarter    Months   Quarter    Months
                                         ---------- -------- ---------- --------
Protection One:
  North America.........................    17.5%     15.4%     16.3%     16.0%
  Multifamily...........................     6.3%      8.9%      8.0%      7.6%
    Total Protection One................    15.0%     14.0%     14.7%     14.3%
Protection One Europe...................    11.4%     12.2%     10.7%      9.5%

   Impairment Test. During the fourth quarter of 2000, Protection One performed an impairment test of its customer accounts and related goodwill under the guidance of SFAS No. 121. Paragraph 6 of SFAS No. 121 indicates that an impairment loss should be recognized if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset(s) grouped at the lowest level of identifiable cash flows. After performing this test, Protection One management determined that there was not an impairment.

Customer Creation and Marketing

   For the year ended December 31, 2000, the North America segment added 67,160 customer accounts, although the net number of customers decreased by 141,527 accounts (net of 17,342 accounts acquired in the PowerCall acquisition). The Multifamily segment added 39,855 accounts, with its net number of customers increasing by 12,997 accounts. While Protection One's previous customer acquisition strategy for North America relied primarily on the dealer program, the new customer strategy relies on a mix of internal sales, "tuck-in" acquisitions, direct marketing and dealers. The number of customer accounts being purchased through the dealer program decreased significantly from 198,798 for the year ended December 31, 1999 to 21,817 for the year ended December 31, 2000. For the three months ended December 31, 2000, the dealer program produced 3,435 accounts, or approximately 12% of the total number of customer accounts acquired during such period (28% excluding the PowerCall acquisition of 17,342 accounts). In February 2000, Protection One started a commission only internal sales program, with a goal of acquiring accounts at a cost lower than its external programs. Protection One currently has a commissioned sales force of over 300 persons. This program utilizes the existing branch infrastructure in approximately 70 markets. The internal sales program generated 27,259 accounts in 2000. Protection One continually evaluates its customer creation and marketing strategy, including each respective channel, for economic returns, volume and other factors and may shift its strategy or focus, including the elimination of a particular channel.

   For the year ended December 31, 2000, Protection One Europe added 24,771 customer accounts, and the net number of customers increased by 9,115 accounts. Protection One Europe at December 31, 2000 had a salaried and commissioned sales force of approximately 600 persons.

Operating Results

   Our operating results are discussed below on a consolidated basis and on a segment basis.

 Consolidated Results

   During 2000, we reported net income of $54.1 million. A $114.9 million pre-tax gain on the sale of marketable securities, an extraordinary gain of $49.2 million, net of tax, attributable to our retirement of $290.4 million of Protection One debt and a $9.6 million pre-tax gain on the sale of our interest in Paradigm contributed significantly to our results. These favorable items were partially offset by losses from operations recorded by Protection One and Protection One Europe.

   We reported a net loss of $71.0 million for the year ended December 31, 1999. This loss was largely the result of operating losses at Protection One, our largest operating subsidiary, and a $76.2 million charge to write down marketable securities. This loss was partially offset by net investment earnings of $25.2 million and a gain on the sale of Protection One's Mobile Services Group of $17.2 million.

   The 1998 net loss of $82.1 million was unfavorably affected by a $98.9 million charge to exit our international power project development activities.

 North America Segment

   The following table provides information for comparison of North America operating results for the periods presented. Next to each period's results of operations, the relevant percentage of total revenues is provided so you can make comparisons about the relative change in revenues and expenses.

                                      Year Ended December 31,
                            --------------------------------------------------
                                 2000              1999              1998
                            ---------------   ---------------   --------------
                                       (dollars in thousands)
Revenues:
  Monitoring and related
   services...............  $348,760   95.7%  $381,891   96.1%  $321,085  93.4%
  Other...................    15,734    4.3     15,307    3.9     22,869   6.6
                            --------  -----   --------  -----   -------- -----
    Total revenues........   364,494  100.0    397,198  100.0    343,954 100.0
                            --------  -----   --------  -----   -------- -----
Cost of revenues:
  Monitoring and related
   services...............   116,425   32.0    104,202   26.2     93,569  27.2
  Other...................    11,474    3.1     12,552    3.2     14,030   4.1
                            --------  -----   --------  -----   -------- -----
    Total cost of
     revenues.............   127,899   35.1    116,754   29.4    107,599  31.3
                            --------  -----   --------  -----   -------- -----
Gross profit..............   236,595   64.9    280,444   70.6    236,355  68.7
Selling, general and
 administrative
 expenses (a).............   103,982   28.5    105,165   26.4     86,843  25.2
Acquisition and transition
 expenses (b).............    11,534    3.2     26,418    6.7     20,275   5.9
Amortization of
 intangibles and
 depreciation expense.....   201,976   55.4    194,927   49.1    114,998  33.4
Other charges.............     4,380    1.2      5,809    1.5      3,400   1.0
                            --------  -----   --------  -----   -------- -----
Income (loss) from
 operations...............  $(85,277) (23.4)% $(51,875) (13.1)% $ 10,839   3.2%
                            ========  =====   ========  =====   ======== =====

--------
(a) Includes $6.5 million and $7.8 million of corporate expenses for 2000 and 1999, respectively. In 1998, such expenses were not separately identified.

(b) Includes $4.2 million of corporate expenses relating to a failed merger attempt in 1999.

 Year ended December 31, 2000 Compared to December 31, 1999.

   North America Customers. North America had a net decrease of 141,527 customers (net of 17,342 customers acquired in the acquisition of PowerCall) in 2000 as compared to a net increase of 8,595 customers in 1999. The average customer base was 1,133,879 for 2000 compared to 1,200,345 for 1999. The number of customers decreased primarily because North America's customer acquisition strategies were not able to generate accounts in a sufficient volume at acceptable cost to replace accounts lost through attrition. Protection One expects this trend will continue until the efforts it is making to acquire new accounts and reduce attrition become more successful than they have been to date. Until this trend is reversed, net losses of customer accounts will materially and adversely affect our business, financial condition and results of operations. The focus remains on the completion of North America's current infrastructure projects, the development of cost effective marketing programs and the generation of positive cash flow.

   The following table shows the change in the North America customer account base:

                                                              Year Ended
                                                             December 31,
                                                          --------------------
                                                            2000       1999
                                                          ---------  ---------
      Beginning balance, January 1......................  1,204,642  1,196,047
      Additions.........................................     67,160    223,093
      Customer losses not guaranteed with holdback put
       backs............................................   (174,662)  (191,812)
      Customer losses guaranteed with holdback put backs
       and other........................................    (34,025)   (22,686)
                                                          ---------  ---------
      Ending balance, December 31.......................  1,063,115  1,204,642
                                                          =========  =========
      Twelve month trailing attrition...................       15.4%      16.0%
                                                          =========  =========

   Monitoring and Related Service Revenue. Revenues for 2000 decreased by $33.1 million, or 8.7%, to $348.8 million from $381.9 million for 1999. The decrease is primarily due to the decline in the customer base. These revenues consist primarily of contractual revenue derived from providing monitoring and maintenance service.

   Other Revenues. These revenues increased by 2.8% to $15.7 million in 2000, compared to $15.3 million in 1999. These revenues consist primarily of outright sales of alarms, closed circuit television, fire alarms and card access control systems.

   Cost of Monitoring and Related Services Revenues. Costs for 2000 increased by $12.2 million, or 11.7%, to $116.4 million from $104.2 million in 1999. Cost of monitoring and related services revenues as a percentage of the related revenues increased from 27.3% in 1999 to 33.4% in 2000. Compensation costs for the monitoring stations increased by approximately $4.9 million due primarily to an increase in personnel. In addition, parts and materials costs increased by $5.5 million and vehicle costs increased $1.7 million. These costs generally relate to the cost of providing monitoring services and include the costs of monitoring, billing, customer service and field operations.

   Cost of Other Revenues. Costs for 2000 decreased by $1.1 million, or 8.6% to $11.5 million from $12.6 million in 1999. Parts and materials decreased by $2.8 million and labor costs increased by $1.7 million. These costs consist primarily of equipment and labor charges to install alarm systems, closed circuit televisions, fire alarms and card access control systems sold outright to our customers.

   Selling, General and Administrative Expenses. Expenses for 2000 decreased $1.2 million, or 1.1% to $104.0 million from $105.2 million in 1999, but increased as a percentage of total revenues from 26.4% in 1999 to 28.5% in 2000. Selling expense increased $3.1 million to $8.7 million in 2000 from $5.6 million in 1999. This increase is primarily due to an increase in sales commissions stemming from our increased emphasis on internal account growth which we believe will further increase as we continue to grow our internal sales force. Bad debt and collection expenses decreased approximately $7.9 million primarily due to increased collection efforts in 2000. Subcontract expense for outside information technology support increased approximately $4.3 million due primarily to work performed in connection with the implementation of North America's new billing, collection and monitoring software.

   Acquisition Expenses. Expenses for 2000 decreased by $14.9 million, or 56.3%, to $11.5 million from $26.4 million in 1999. Third party monitoring costs decreased by $4.8 million, signs and decals expense decreased by $1.9 million, printing expense decreased by $1.7 million and compensation expense decreased by $1.0 million. These decreases are a direct result of the significant decline in the number of new accounts acquired from 223,093 in 1999 to 67,160 accounts acquired in 2000. This decline is primarily due to the restructuring of North America's dealer program. The decrease in third party monitoring expense and associated increase in reprogramming expense are a result of North America's concentrated effort in late 1999 to move such accounts to North America's monitoring stations. Additionally, in the third quarter of 1999, $3.7 million of costs relating to the termination of the Lifeline Systems, Inc., or Lifeline, merger were expensed.

   Amortization of Intangibles and Depreciation Expense. Expenses for 2000 increased by $7.0 million, or 3.6%, to $202.0 million from $194.9 million in 1999. Subscriber amortization for 2000 and 1999 was $139.0 million and $159.8 million respectively, a decrease of $20.8 million. Protection One changed its amortization method for most of its customer base from a 10-year straight line method to a 10-year declining balance method as of the third quarter of 1999. The cumulative effect of this change in accounting principle was approximately $28.6 million including approximately $20.2 million of additional amortization from the effect of the change in amortization in years prior to 1999. This change does not include Protection One's Westinghouse customer pool for which it adopted an eight-year accelerated method from the date of the Westinghouse Security Systems acquisition.

   As discussed above, Protection One also changed its estimate of the useful life of goodwill from 40 years to 20 years. As a result, goodwill amortization expense for North America increased $21.0 million from $20.3 million in 1999 to $41.3 million for 2000. Additionally, in 2000, depreciation expense increased $6.9 million from $14.7 million in 1999 to $21.6 million. This increase is due to accelerated depreciation of the general ledger and accounts receivable systems installed in 1999. In 2000, North America moved to another general ledger and accounts receivable system better suited to meet its needs.

   Other Charges. In 2000, these charges included $1.5 million for officers' severance and $1.3 million in costs relating to the closing of our Chatsworth, California and Culver City, California offices. These costs for 1999 consisted of officers' severance costs of $3.2 million and $2.6 million in non-recurring costs incurred to transition certain back office functions from Irving, Texas to Topeka, Kansas.

   Interest Expense, Net. Expense for 2000 and 1999 was $59.0 million and $76.1 million, respectively. This decrease is primarily a result of the reduction of approximately $475 million in outstanding debt during 2000.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Customers. North America had a net increase of 8,595 customers in 1999 as compared to a net increase of 445,156 customers in 1998. Accordingly, results for 1999 include a full year of operations with the customers added throughout 1998. We believe this to be the primary reason for North America's increase in revenues and associated cost of revenues in 1999 as compared to 1998.

   The following table shows the change in the North America customer account base:

                                                              Year Ended
                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
      Beginning balance, January 1......................  1,196,047    750,890
      Additions.........................................    223,093    570,681
      Customer losses not guaranteed with holdback put
       backs............................................   (191,812)  (106,859)
      Customer losses guaranteed with holdback put backs
       and other........................................    (22,686)   (18,665)
                                                          ---------  ---------
      Ending balance, December 31.......................  1,204,642  1,196,047
                                                          =========  =========
      Twelve month trailing attrition...................       16.0%      11.0%
                                                          =========  =========

   Monitoring and Related Service Revenues. Revenues for 1999 increased by $60.8 million, or 18.9%, to $381.9 million from $321.1 million for 1998. The primary reason for the increase in 1999 revenues is because North America had a full year of revenues from the additional customers added throughout 1998. An increase in North America's base monitoring and service fees also increased revenue in 1999.

   Other Revenues. These revenues, which consist primarily of revenues generated from the internal installations of new alarm systems, decreased by 33.2% to $15.3 million in 1999, compared to $22.9 million in 1998. This decrease in revenues is due primarily to the reduction of internal sales and installation activities that resulted from North America's reliance on the dealer program for residential customers in 1999. North America continued its internal sales program and recorded installation revenues through the first half of 1998, but then relied almost entirely on the dealer program to acquire new customers for the balance of 1998 and all of 1999.

   Cost of Monitoring and Related Services Revenues. Costs for 1999 increased by $10.6 million, or 11.4%, to $104.2 million from $93.6 million for 1998. Cost of monitoring and related services revenues as a percentage of the related revenues decreased from 29.1% during 1998 to 28.0% during 1999. Monitoring and related services expense for 1999 increased primarily due to a full year of operations of the three major service centers and three smaller satellite monitoring facilities acquired in 1998. North America also incurred additional expense in 1999 relating to the addition of customer service representatives in the second quarter.

   Cost of Other Revenues. Costs for 1999 decreased by $1.4 million, or 10.5%, to $12.6 million from $14.0 million in 1998. This decrease corresponds with the decrease in the internal installations in 1999. Other cost of revenues as a percentage of other revenues increased to 82.6% in 1999 from 61.4% in 1998.

   Gross Profit. Gross profit for 1999 increased by $44.1 million, or 18.7%, to $280.4 million from $236.4 million in 1998. Contribution of new customers by the dealer program and acquisitions produced the increase in gross profit. As a percentage of total revenues, gross profit was 70.6% for 1999 compared to 68.7% for 1998. The increase in gross profit as a percentage of total revenues reflects cost savings from the consolidation of some of North America's monitoring operations, offset by a partial year of expense associated with additional customer service representatives.

   Selling, General and Administrative Expenses. Expenses for 1999 increased by $18.3 million, or 21.1%, to $105.2 million from $86.8 million in 1998. The increase is attributable to costs associated with the overall increase in the average number of customers billed, additional bad debt expense of approximately $10.5 million resulting from higher attrition, costs associated with Year 2000 compliance, professional fees and salary increases.

   Acquisition Expenses. Expenses for 1999 increased by $6.1 million, or 30.3%, to $26.4 million from $20.3 million in 1998. Protection One aggregates expenses incurred in the acquisition and integration of customers in this line item. These expenses include yard signs, the cost of monitoring acquired accounts by a third party, and the reprogramming of alarm panels for new customers. The increase in 1999 is primarily attributable to costs of $4.0 million associated with the restructuring of the dealer program and $3.7 million of costs related to the unsuccessful merger with Lifeline, offset by reduced transition expenses associated with acquisitions. In 1998, North America incurred $5.3 million in additional customer transition expenses, primarily yard signs for WRSB customers related to the merger of WRSB and Protection One. North America incurred expenses to develop and manage its dealer program, as well as to contact, assimilate and solicit acquired and new customers for new services.

   Amortization of Intangibles and Depreciation Expense. Expenses for 1999 increased by $79.9 million, or 69.5%, to $194.9 million from $115.0 million in 1998. In 1999, Protection One changed its amortization method for most of its North American customers from a 10-year straight line method to a 10-year declining balance method which substantially increased amortization expense. Another primary factor resulting in the increase is the full year of amortization expense on subscribers acquired during 1998. These increases were partially offset by a $1.9 million decrease in amortization of the Westinghouse customers under the eight-year accelerated amortization method.

   Other Charges. These costs for 1999 increased by $2.4 million to $5.8 million from $3.4 million in 1998. North America incurred $5.8 million for severance and relocation expenses associated with a reorganization of its operations in 1999 and $3.4 million for such expenses in late 1998.

   Interest Expense. Interest expense for 1999 increased by $23.7 million, or 45.2%, to $76.1 million from $52.4 million in 1998, reflecting Protection One's use of debt to finance a substantial portion of its customer account growth.

   Other Nonrecurring (Income) Expense. Income in 1999 totaled $12.7 million compared to $5.7 million of income in 1998. In 1999, other income consisted primarily of a gain on the sale of Protection One's Mobile Services Group of $17.2 million and dividend income reduced by losses on sales of marketable securities of $7.7 million. In 1998, North America recognized a nonrecurring gain on the repurchase of customer contracts covered by a financing arrangement with New York Life Secured Asset Management Company, Ltd. (SAMCO), a third party, of approximately $1.5 million. Also during 1998, North America restructured its investment in a security monitoring company and recognized a nonrecurring gain of approximately $3.0 million.

 Multifamily Segment

   The following table provides information for comparison of Multifamily's operating results for the periods presented. Next to each period's results of operations, we provide the relevant percentage of total revenues so that comparisons about the relative change in revenues and expenses can be made.

                                           Year Ended December 31,
                                  -------------------------------------------
                                      2000           1999           1998
                                  -------------  -------------  -------------
                                           (dollars in thousands)
Revenues:
  Monitoring and related
   services...................... $35,250  89.5% $34,309  88.2% $29,356  87.8%
  Other..........................   4,116  10.5    4,592  11.8    4,061  12.2
                                  ------- -----  ------- -----  ------- -----
    Total revenues...............  39,366 100.0   38,901 100.0   33,417 100.0
                                  ------- -----  ------- -----  ------- -----
Cost of revenues:
  Monitoring and related
   services......................   8,223  20.9    7,565  19.5    5,852  17.5
  Other..........................   3,629   9.2    4,174  10.7    3,820  11.5
                                  ------- -----  ------- -----  ------- -----
    Total cost of revenues.......  11,852  30.1   11,739  30.2    9,672  29.0
                                  ------- -----  ------- -----  ------- -----
Gross profit.....................  27,514  69.9   27,162  69.8   23,745  71.0
Selling, general and
 administrative expenses.........   9,902  25.2   10,613  27.3    9,767  29.2
Acquisition and transition
 expenses........................      --    --      313   0.8       --    --
Amortization of intangibles and
 depreciation expense............  15,596  39.6    9,507  24.4    7,721  23.1
                                  ------- -----  ------- -----  ------- -----
Income from operations........... $ 2,016   5.1% $ 6,729  17.3% $ 6,257  18.7%
                                  ======= =====  ======= =====  ======= =====

 Year ended December 31, 2000 Compared to December 31, 1999.

   Customers. Multifamily had a net increase of 12,997 customers in 2000 as compared to a net increase of 9,006 customers in 1999. The average customer base was 301,459 in 2000 compared to 290,457 in 1999. The change in Multifamily's customer base for the period is shown below.

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
      Beginning balance, January 1............................ 294,960  285,954
      Additions, net of holdback put backs....................  39,855   30,973
      Customer losses, net of holdback put backs.............. (26,858) (21,967)
                                                               -------  -------
      Ending balance, December 31............................. 307,957  294,960
                                                               =======  =======
      Twelve month trailing attrition.........................     8.9%     7.6%
                                                               =======  =======

   The increase in the attrition rate for Multifamily for 2000 is due to nonpayment of approximately 7,000 subscribers related to one developer. Had these accounts not attrited, the annualized quarterly attrition would have been approximately 6.5%. Protection One is pursuing contractual remedies for nonpayment of these accounts.

   Monitoring and Related Services Revenues. Revenues for 2000 increased by $0.9 million, or 2.7%, to $35.2 million from $34.3 million for 1999. Multifamily's additional revenues in 2000 were primarily attributable to the increase in the subscriber base. These revenues consist primarily of contractual revenues derived from providing monitoring and maintenance service.

   Other Revenues. Revenues decreased by $0.5 million or 10.4% to $4.1 million in 2000 from $4.6 million in 1999 primarily due to a decrease in the number of outright sales installations.

   Cost of Monitoring and Related Service Revenues. Costs for 2000 increased by $0.6 million, or 8.7%, to $8.2 million from $7.6 million for 1999. Monitoring and related service expenses, as a percentage of monitoring and related service revenues, increased to 23.3% for 2000 from 22% for 1999. This increase is primarily related to higher employment costs caused by the current competitive labor market and an increase in claims experience on a self funded medical insurance plan.

   Cost of Other Revenues. Costs decreased by $0.6 million, or 13.1%, to $3.6 million from $4.2 million in 1999. Other cost of revenues, as a percentage of other revenues, decreased to 88.2% in 2000 from 90.9% in 1999. This decline is principally due to an increase in sales access control contracts with greater installation margins than the standard alarm sale and the access control sales installed in 1999.

   Selling, General and Administrative Expenses. Expenses decreased $0.7 million or 6.7% to $9.9 million in 2000 from $10.6 million in 1999 primarily due to a temporary decline in the sales force.

   Amortization of Intangibles and Depreciation Expense. Expense for 2000 increased by $6.1 million, or 64.0%, to $15.6 million from $9.5 million in 1999. This increase is primarily due to the change in estimate of goodwill life from 40 years to 20 years, resulting in an increase in goodwill amortization expense of $5.0 million. Subscriber amortization increased by $1.0 million due to the larger customer base being amortized.


 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

   Customers. During 1998 over 80,000 accounts were acquired in two acquisitions that increased monthly recurring revenues by approximately $550,000 or $6.6 million per year. About 39,000 of these accounts were acquired in May with the balance acquired in September. The 1999 results reflect a full year of operations with these acquired accounts which is the primary reason that revenues and associated expenses are higher in 1999. The change in Multifamily's customer base for 1999 and 1998 is shown below:

                                                       Year Ended December 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  -----------
      Beginning balance, January 1....................     285,954      186,590
      Additions, net of holdback put backs............      30,973      110,152
      Customer losses, net of holdback put backs......     (21,967)     (10,788)
                                                       -----------  -----------
      Ending balance, December 31.....................     294,960      285,954
                                                       ===========  ===========
      Twelve month trailing attrition.................         7.6%         4.6%
                                                       ===========  ===========

   Monitoring and Related Services Revenues. Revenues for 1999 increased by $5.0 million, or 16.9%, to $34.3 million from $29.4 million for 1998. Multifamily's additional revenues in 1999 were primarily attributable to the 1998 acquisitions.

   Cost of Monitoring and Related Revenues. Costs for 1999 increased by $1.7 million, or 29.3%, to $7.6 million from $5.9 million for 1998. Monitoring and related services expenses as a percentage of monitoring and related services revenues increased to 22.0% in 1999 from 19.9% during 1998. The percentage increase is due primarily to the lower contracted recurring revenues on the accounts acquired in 1998.

   Selling, General and Administrative Expenses. Expenses for 1999 increased by $0.8 million, or 8.7%, to $10.6 million from $9.8 million in 1998. The increase resulted primarily from increased selling expense attributable to a 20% increase in contract sales and increased general and administrative expenses principally associated with the 1998 acquisitions.

   Amortization of Intangibles and Depreciation Expense. Expense for 1999 increased by $1.8 million, or 23.1 %, to $9.5 million from $7.7 million in 1998. Multifamily amortizes customer accounts over 10 years using a straight-line method and goodwill over 40 years using a straight-line method.

 Protection One Europe Segment

   On May 18, 1998, Protection One acquired all of the capital stock of Hambro Countrywide Security, the fifth largest security company in the United Kingdom with operations throughout the United Kingdom, for approximately $18 million. On September 30, 1998, Protection One established a major presence in Western Europe by purchasing the common stock of Compagnie Europeenne de Telesecurite ("CET"), a public company with approximately 60,000 customers for approximately $140 million.

   The following table provides information for comparison of Protection One Europe's operating results for the periods presented. Next to each period's results of operations, we provide the relevant percentage of total revenues so that comparisons about the relative change in the revenues and expenses can be made. The operating results for 2000 and 1999 include a full year of operations for acquisitions made in 1998. The operating results for 1998 reflect the partial year of operations reported in 1998.

                                       Year Ended December 31,
                             ------------------------------------------------
                                  2000              1999            1998
                             ---------------   --------------  --------------
                                        (dollars in thousands)
Revenues:
  Monitoring and related
   services................. $ 86,500   64.6%  $ 92,793  56.9% $ 25,400  58.1%
  Other.....................   47,499   35.4     70,213  43.1    18,324  41.9
                             --------  -----   -------- -----  -------- -----
    Total revenues..........  133,999  100.0    163,006 100.0    43,724 100.0
                             --------  -----   -------- -----  -------- -----
Cost of revenues:
  Monitoring and related
   services.................   21,023   15.7     21,110  13.0     4,100   9.4
  Other.....................   24,780   18.5     30,361  18.6     7,712  17.6
                             --------  -----   -------- -----  -------- -----
    Total cost of revenues..   45,803   34.2     51,471  31.6    11,812  27.0
                             --------  -----   -------- -----  -------- -----
Gross profit................   88,196   65.8    111,535  68.4    31,912  73.0
Selling, general and
 administrative expenses....   64,680   48.3     68,169  41.8    17,897  40.9
Acquisition and transition
 expenses...................    2,293    1.7        733   0.4        22   0.1
Amortization of intangibles
 and depreciation expense...   30,842   23.0     29,472  18.1     3,945   9.0
                             --------  -----   -------- -----  -------- -----
Income (loss) from
 operations................. $ (9,619)  (7.2)% $ 13,161   8.1% $ 10,048  23.0%
                             ========  =====   ======== =====  ======== =====

 Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

   Customers. In 2000, Protection One Europe increased its customer base a total of 9,115 customers compared to an increase of 46,010 customers in the same period in 1999, including approximately 42,000 customers added through acquisitions in 1999. The smaller increase in 2000 resulted from the absence of acquisitions in 2000, higher attrition and turnover in the sales force in France which caused a decline in sales productivity.

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
      Beginning balance, January 1............................ 124,302   78,292
      Additions...............................................  24,771   55,607
      Customer losses......................................... (15,656)  (9,597)
                                                               -------  -------
      Ending balance, December 31............................. 133,417  124,302
                                                               =======  =======
      Twelve month trailing attrition.........................    12.2%     9.5%
                                                               =======  =======

   Revenues. In 2000, revenues decreased by approximately $29.0 million, to $134.0 million from $163.0 million in 1999. This decrease is primarily attributable to a decline in commercial system sales and less favorable exchange rates. The adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," in 2000 also reduced revenues by $10.9 million as compared to 1999. Refer to Note 2 of the Notes to Consolidated Financial Statements for additional information.

   Cost of Revenues. In 2000, cost of revenues decreased by approximately $5.7 million, to $45.8 million from $51.5 million in 1999. This decrease resulted from a $5.9 million reduction to expense due to deferring direct selling and installation costs in accordance with SAB No. 101. This decrease was offset by additional costs from a larger work force in France, increased staffing to handle growth and a reduction in the work week for certain employees in France, higher selling costs related to higher turnover in the selling force in France and resulting training costs, and higher selling costs related to an effort to penetrate the residential market in France.

 Year Ended December 31, 1999 Compared to Three Months Ended December 31, 1998.

   Customers. In 1999, Protection One Europe acquired approximately 42,000 additional customers through acquisitions in the United Kingdom and continental Europe. These additional customers produced an increase in monthly recurring revenues of approximately $1.0 million.

   The results of operations for 1999 include a full year of operations for the 1998 acquisitions as well as a partial year of operations for the 1999 acquisitions. Protection One Europe experienced a net increase of 46,010 customers in 1999 or a 58.8% increase over the three month period ended December 31, 1998 amount of 78,292.

   Protection One Europe changed its amortization method from a 10-year straight line method to a 10-year declining balance method which resulted in an increase in amortization expense in 1999 of approximately $2.5 million. The balance of the increase is primarily attributed to a full year of amortization expense on subscribers acquired during 1998. In 1999 and 1998 we amortized goodwill over 40 years using a straight-line method. Goodwill amortization expense increased $2.3 million to $3.7 million in 1999.

 Other

   Investment earnings have historically been a significant component of our earnings. ONEOK investment income, earnings from other investments, interest income on debt securities and gains and losses on marketable security sales comprise the significant components of investment earnings.

 Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

   We reported $204.4 million of other income in 2000 primarily due to gains on the sales of marketable securities of approximately $114.9 million and a gain on the sale of Paradigm of $9.6 million. We reported $14.4 million of other expense in 1999 primarily due to ONEOK investment income of $44.4 million and a $76.2 million impairment in our marketable securities portfolio.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

   We reported $14.4 million of other expense in 1999. Significant components include ONEOK investment income of $44.4 million, interest income of approximately $11.4 million, a $76.2 million impairment in marketable securities due to an other than temporary decline in their value and a $17.2 million gain on the sale of the Mobile Services Group. The impairment in marketable securities resulted from a decline in value experienced on those securities during the last six to nine months of 1999.

   We reported $35.5 million of other income in 1998. Significant components include ONEOK investment income of $42.0 million and interest income of approximately $6.5 million.

Liquidity and Capital Resources

   Our principal need for liquidity is to fund the operations of our security monitoring businesses. Cash from Protection One's and Protection One Europe's operations, existing cash balances, dividends from ONEOK and other investments, amounts repaid on the receivable owed to us by Western Resources and, following the closing of the PNM merger and the split-off, dividends from PNM Holdings are expected to provide adequate liquidity. These liquidity sources are discussed further below. If these sources are insufficient, we may need to find third party sources of capital or financing. We cannot assure you that capital or financing will be available to us on acceptable terms or at all.

 Cash Flows

   Operating Cash Flows. Our cash flows from operating activities for 2000 was $204.7 million as compared to $103.6 million in 1999. Operating cash flows improved by $104.1 million between 1999 and 1998. This is largely attributable to the inclusion of a full year of recurring revenue in 1999 from customer accounts added throughout 1998 as well as the recurring revenue associated with the net customer additions in 1999.

   Investing Cash Flows. Our investing activities provided cash flows of $193.5 million for 2000 as compared to a use of cash of $245.4 million for the comparative period of 1999. This increase is due to the sale of most of our marketable securities portfolio in 2000 and a significant reduction in our customer account purchases as compared to 1999. Due to lower customer account purchases and business combinations in 1999 as compared to 1998, we used $898.1 million less cash in 1999 than in 1998.

   EBITDA. Protection One generated $138.7 million of positive earnings before income taxes, interest expense, depreciation and amortization, or EBITDA, from the North America and Multifamily operations in 2000. Protection One Europe generated $21.2 million of positive EBITDA from its operations in 2000.

   EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, should not be construed as an alternative to operating income and is indicative neither of operating performance nor cash flows available to fund our cash needs. Items excluded from EBITDA are significant components in understanding and assessing our financial performance. We believe that presentation of EBITDA enhances an understanding of our financial condition, results of operations and cash flows because EBITDA is used to satisfy our debt service obligations and our capital expenditure and other operational needs as well as to provide funds for growth. Protection One's computation of EBITDA may not be comparable to other similarly titled measures of other companies.

 Dividends from ONEOK and other Investments

   ONEOK dividends paid to us totaled $39.8 million for 2000 and $41.2 million for 1999. We received distributions from other investments of $14.7 million in 2000 and $18.8 million for 1999. A decrease or interruption in the dividends paid by ONEOK would adversely affect our liquidity and ability to continue our operations. There can be no assurance ONEOK will continue to pay dividends at the current rate or at all in the future. ONEOK's failure to pay dividends in certain amounts would result in the termination of the shareholder agreement between us and ONEOK unless we agreed otherwise and would have a material adverse effect on our cash flow and liquidity. Debt agreements pursuant to which ONEOK's outstanding long-term and short-term debt has been issued limit dividends and other distributions on its common stock. Please refer to ONEOK's Form 10-K for 2000 and other documents it files with the SEC (file no. 001-
1364) for further information concerning ONEOK. Such reports and documents are available at the SEC's public reference rooms and from the SEC's website. See "Available Information."

 Western Resources Receivable and Common Stock We Own

   We have a receivable due from our parent, Western Resources, in the amount of approximately $117.6 million at March 31, 2001. The receivable will be increased by additional cash advances by us to Western Resources, including the advance of the net proceeds of the rights offering. The receivable currently bears interest at 8.5% per annum. Prior to the effective time of the PNM merger, the then outstanding balance of the receivable will be repaid by converting the receivable into (1) Western Resources convertible preference stock, (2) shares of our common stock owned by Western Resources at a price based on the average market prices for the 20 trading days preceding conversion, but not less than the subscription price in the rights offering, or (3) Western Resources common stock at a price based on the average market prices for the 20 trading days preceding conversion. On February 28, 2001, we converted $350 million of the then outstanding balance of the receivable into approximately 14.4 million shares of Western Resources common stock, representing approximately 17% of Western Resources' outstanding common stock after conversion. We have agreed to use the proceeds of asset sales we may make plus cash dividends we receive following the rights offering on our ONEOK and Western Resources shares, in both cases in excess of our operating needs, to purchase the securities described above or to advance such proceeds to Western Resources which will increase the amount of the receivable owed to us. We must make all elections prior to the closing of the PNM merger.

Repurchases of Securities

   From January 1, 2001 through March 31, 2001, Protection One purchased 13,712,704 shares of its outstanding common stock for approximately $15.0 million, of which 11,532,104 shares were purchased from us for approximately $12.6 million. The purchases from us maintained our proportionate ownership of Protection One's outstanding stock. We or Protection One may continue to acquire additional shares of Protection One's common stock based upon market conditions and other factors. At March 27, 2001, Protection One had authority to purchase an additional 7,460,483 shares of its common stock.

   We or Protection One may also continue to acquire additional debt securities in the open market or through negotiated transactions based upon market conditions and other factors. We expect that we would also realize an extraordinary gain on extinguishment of debt on any such purchases.

Material Commitments

   Our principal commitments relate to the operations of our monitored security business. Protection One has material, long-term commitments made in the past several years in connection with its growth. We believe these commitments will be met through a combination of refinancings and operating cash flows. The following reflects these commitments as of December 31, 2000.

                                               Maturity Date  December 31, 2000
                                               -------------- -----------------
                                                               (in thousands)
Convertible Senior Subordinated Notes (a)..... September 2003     $ 23,785
Senior Subordinated Discount Notes............ June 2005            42,887
Senior Unsecured Notes........................ August 2005         204,650
Senior Subordinated Notes..................... January 2009        255,740
Other (b)..................................... Various              42,561
                                                                  --------
                                                                  $569,623
                                                                  ========

--------
(a) These notes are convertible into Protection One common stock at a price of $11.19 per share, which is currently above the price at which the shares are traded in the public stock markets.
(b) Includes debt obligations assumed in the acquisition of a French security subsidiary in 1998, debt related to international power projects and capital leases.

   Protection One was in compliance with the financial covenants under the senior credit facility and the indentures under which the notes listed above were issued for 2000.

   On March 24, 2000, Moody's downgraded their ratings on Protection One's outstanding securities and on March 9, 2001, Moody's further downgraded these ratings citing concerns regarding operations, leverage and liquidity over the intermediate term, with outlook remaining negative. S&P and Fitch currently have Protection One's ratings on negative watch. As of April 1, 2001, these ratings were as follows:

                                                                       Senior
                                                           Senior   Subordinated
                                                          Unsecured  Unsecured
                                                            Debt        Debt
                                                          --------- ------------
S&P......................................................     B+          B-
Moody's..................................................     B3        Caa2
Fitch....................................................     B+          B-

Capital Expenditures

   Protection One expects capital expenditures for 2001 to be approximately $85 million. Of such amount, approximately $65 million would be to acquire customer accounts and $20 million would be for fixed assets. Capital expenditures for 2002 and 2003 are expected to be approximately $100 million and $130 million, respectively. Of these amounts approximately $80 and $100 million would be to acquire customer accounts and the balance would be for fixed assets. These estimates are prepared for planning purposes and are revised from time to time. Actual expenditures for these and possibly other items not presently anticipated may vary from these estimates during the course of the years presented. Protection One expects to obtain the cash needed to make these expenditures in 2001 through the use of internally generated funds and drawings under its senior credit facility with us. In subsequent years, Protection One anticipates that these capital requirements will be met with internally generated funds and external financings that replace its senior credit facility with us.

   Protection One Europe expects capital expenditures, including customer account acquisitions and fixed assets, to be approximately $5.4 and $5.0 million for 2001 and 2002, respectively.

Tax Matters

   We and Protection One are consolidated into income tax returns filed by Western Resources. We will enter into a tax disaffiliation agreement, and Protection One has entered into a tax sharing agreement, with Western Resources whereby Western Resources will make cash payments to us for current tax benefits utilized for income tax return purposes and which will require cash payments from us for current tax expenses incurred for income tax return purposes. If we or Protection One did not file taxes on a consolidated basis with Western Resources, our deferred tax assets (amounting to $85.6 million at December 31, 2000) would not be realizable and we would not be in a position to record a tax benefit for losses incurred. We will cease filing consolidated returns with Western Resources upon consummation of the PNM merger and the split-off.

   At the end of December 31, 1999, Protection One had a deferred tax valuation allowance of $22.2 million relating to acquired net operating loss carryforwards. Protection One originally had determined that it was more likely than not that the NOLs acquired through acquisitions would not be utilized and therefore established the valuation allowance. However, due to a change in federal tax regulations regarding the utilization of acquired NOL carryforwards, approximately $19 million of these NOLs were utilized in Western Resources' 1999 consolidated tax return and $3.2 million are expected to be utilized in Western Resources' 2000 consolidated tax return. Goodwill was reduced by the NOLs utilized and expected to be utilized. Approximately $2 million of deferred tax assets existed at December 31, 2000 for which a valuation allowance has been provided.

Exposure to Market Risk

   We are exposed to market risk, including changes in the market price, foreign currency exchange rates, equity instrument investment prices, as well as interest rates.

  . Foreign currency exchange rates. We have foreign operations with functional currencies other than the United States dollar. As of December 31, 2000, the unrealized loss on currency translation, presented as a separate component of stockholders' equity and reported within other comprehensive income was approximately $6.4 million. A 10% change in the currency exchange rates would have an immaterial effect on other comprehensive income.

  . Marketable Equity and Debt Investments. We had approximately $177.1 million of marketable securities as of December 31, 1999. By December 31, 2000, we sold most of these securities and realized a pre-tax gain of $114.9 million. Following the sale of these securities, we had $3.9 million of marketable securities as of December 31, 2000. We do not hedge these investments and are exposed to the risk of changing market prices. We classify these securities as available for sale for accounting purposes and mark them to market on the balance sheet at the end of each period as an adjustment to shareholders' equity. Declines in market value which are other than temporary are recognized in income.

                                    BUSINESS

   We are principally engaged in the monitored security business through Protection One and Protection One Europe which provided monitored security services to approximately 1.5 million customers in North America, the United Kingdom and continental Europe at December 31, 2000. We own approximately 85% of Protection One and 100% of Protection One Europe. We also own approximately 45% of ONEOK, an Oklahoma based company that purchases, gathers, processes, transports, stores, distributes and markets natural gas, an approximately 17% common stock interest in Western Resources, and a receivable owed to us by Western Resources in the amount of approximately $117.6 million at March 31, 2001. In addition, we own interests in international power plants and other investments which in the aggregate are not material. Following completion of the rights offering, assuming full exercise of the rights, approximately 85.7% of our outstanding capital stock will be owned by Western Resources.

Monitored Security Services

 General

   Through Protection One and Protection One Europe, we provided monitored security services to approximately 1.4 million customers in North America and approximately 133,000 customers in the United Kingdom and continental Europe at December 31, 2000. Revenues are generated primarily from recurring monthly payments for monitoring and maintaining the alarm systems that are installed in customers' homes and businesses. Services are provided to residential (both single family and multifamily residences), commercial and wholesale customers. Currently, North America's customers are primarily in the residential market and Europe's customers are primarily in the commercial market.

   Monitored security services consists of three business segments--North America, Multifamily and Protection One Europe. North America is the core alarm monitoring business in the United States and Canada which generated $364.5 million, or 68%, of our revenues in 2000. Multifamily provides alarm monitoring services to apartments, condominiums and other multifamily dwellings and generated approximately $39.4 million, or 7%, of our revenues in 2000. Protection One Europe generated $134.0 million, or 25%, of our revenues in 2000.

   In prior years, the strategy for the monitored security business was focused primarily on growing the customer account base to achieve critical mass. Protection One and Protection One Europe grew rapidly by participating in the growth in the alarm industry and by acquiring other alarm companies. The strategic focus has now shifted to the following areas:

  . customer service;

  . reducing attrition;

  . reducing customer acquisition costs, and diversifying the customer acquisition strategy to include internal sales, tuck-in acquisitions and dealers;

  . integrating and building infrastructure such as common platforms for central stations, billing and other applications;

  . enhancing revenues and margins by offering additional services to new and existing customers; and

  . establishing name recognition by targeting growth to areas near existing branches to increase customer density.

 Operations

   Monitored security services operations consist principally of alarm monitoring, customer service functions and branch operations.

   Security alarm systems include many different types of devices installed at customers' premises designed to detect or react to various occurrences or conditions, such as intrusion or the presence of fire or smoke. Products range from basic intrusion and fire detection equipment to fully integrated systems with card access, closed circuit television and voice/video monitoring.

   Alarm monitoring customer contracts generally have initial terms ranging from two to ten years in duration, and provide for automatic renewals for a fixed period (typically one year) unless one of the parties elects to cancel the contract at the end of its term.

   Protection One maintains nine major service centers in North America to provide monitoring services to the majority of its customer base. In the United Kingdom, Protection One Europe's service centers are based in the metropolitan London area. The service centers in continental Europe are based in Paris and in metropolitan Marseilles, France.

   Protection One maintains approximately 69 service branches in North America from which Protection One provides field repair, customer care, alarm response and sales services and 11 satellite locations from which they provide field repair services. Protection One's branch infrastructure plays an important role in enhancing customer satisfaction, reducing attrition and building brand awareness. Protection One Europe maintains approximately 44 sales branch offices in the United Kingdom and continental Europe.

   During 2000, Protection One began installing a technology platform, referred to as MAS(R), or Monitored Automation Systems, that combines the customer service, monitoring, billing, and collection functions into a single system. Protection One also completed the installation of a new financial system in all of its locations. The MAS system will permit Protection One's service centers to operate on a capacity basis rather than a geographic basis, which is expected to provide additional operational efficiencies.

 Customer Acquisition Strategy

   Protection One relies on a mix of internal sales efforts, "tuck-in" acquisitions, direct marketing and dealers. In February 2000, Protection One initiated a commission only internal sales program, with a goal of acquiring accounts at a cost lower than its external programs. This program utilizes Protection One's existing branch infrastructure in approximately 70 markets.

   Protection One generates accounts through a dealer program comprised of direct dealers which are typically independent alarm companies with residential and small commercial sales, marketing and installation skills. Dealers enter into contracts with Protection One to generate new monitoring customers that they purchase from the dealers on an ongoing basis. The dealers install specified alarm systems, arrange for customers to enter into Protection One alarm monitoring agreements, and install Protection One yard signs and window decals. In addition, Protection One requires dealers to qualify prospective customers by meeting a minimum credit standard.

   Multifamily markets its services and products primarily to developers, owners and managers of apartment complexes and other multifamily dwellings. Multifamily grows its business through national and regional advertising, nationwide professional field sales efforts, centralized inbound and outbound sales functions, prospective acquisition marketing efforts and professional industry-related association affiliation. Protection One believes this targeted internal sales effort is an effective means of generating sales in the multifamily market, which is comprised primarily of developers and professionals that can be identified and contacted with relative ease.

   Protection One Europe uses an internal sales force to acquire new accounts.

 Competition

   The security alarm industry is highly competitive and highly fragmented. In North America, most security alarm companies are either large regional or small, privately held alarm companies. Based on number of residential customers, Protection One believes the top five alarm companies in North America are:

  -- ADT Security Services, a subsidiary of Tyco International, Ltd. (ADT)

  -- SecurityLink

  -- Protection One

  -- Brinks Home Security Inc., a subsidiary of The Pittston Services Group of North America

  -- Honeywell Inc.

   In the United Kingdom and continental Europe, there are a large number of small competitors and a few large regional competitors who have recently been taking steps towards establishing a continental presence. The large regional competitors include the following companies:

  -- CIPE, a subsidiary of ADT Security Services and Tyco International,
     Ltd., which is the largest security company in France

  -- Chubb, a United Kingdom based company which is also a leading security company in France

  -- Securitas, a world leader in the security industry based in Sweden, with its principal operations in the guarding industry but expanding operations in monitored security

  -- Group 4 Falck, a leading Danish security company with significant operations in Scandinavia and recent expansion into Germany and The Netherlands

  -- Rentokil Initial, a leading security company in The Netherlands with established operations in France and the United Kingdom

   Some competitors have greater financial resources than Protection One or Protection One Europe, or may be willing to offer higher prices than Protection One or Protection One Europe are prepared to offer to purchase customer accounts. The effect of such competition may be to reduce the purchase opportunities available to Protection One and Protection One Europe, thus reducing their rate of growth, or to increase the price paid by Protection One and Protection One Europe for customer accounts, which would adversely affect their return on investment in such accounts and Protection One's and Protection One Europe's results of operations.

 Regulatory Matters

   A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. Such measures include:

  -- Subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

  -- Requiring permits for individual alarm systems and revoking permits following a specified number of false alarms.

  -- Imposing fines on alarm customers for false alarms.

  -- Imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms.

  -- Requiring further verification of an alarm signal before the police will respond.

   Our monitoring services operations are subject to a variety of other laws, regulations and licensing requirements of both domestic and foreign federal, state, and local authorities. In certain jurisdictions, Protection One and Protection One Europe are required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the conduct of our business. Many jurisdictions also require certain employees to obtain licenses or permits. Those employees who serve as patrol officers are often subject to additional licensing requirements, including firearm licensing and training requirements in jurisdictions in which they carry firearms.

   The alarm industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations. Depending upon the type of customer served, the type of security service provided, and the requirements of the applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

   Protection One's monitoring services advertising and sales practices are regulated in the United States by both the Federal Trade Commission and state consumer protection laws. In addition, certain administrative requirements and laws of the foreign jurisdictions in which Protection One and Protection One Europe operate also regulate such practices. Such laws and regulations include restrictions on the manner in which the sale of our security alarm system is promoted, the obligation to provide purchasers of our alarm systems with certain rescission rights and certain foreign jurisdictions' restrictions on a company's freedom to contract.

   The alarm monitoring business utilizes telephone lines and radio frequencies to transmit alarm signals. The cost of telephone lines and the type of equipment which may be used in telephone line transmission are currently regulated by both federal and state governments. The Federal Communications Commission and state public utilities commissions regulate the operation and utilization of radio frequencies. In addition, the laws of certain of the foreign jurisdictions in which Protection One Europe operates regulate the telephone communications with the local authorities.

 Risk Management

   The nature of the services provided by our monitoring services potentially exposes us to greater risks of liability for employee acts or omissions, or system failure, than may be inherent in other businesses. Substantially all of our alarm monitoring agreements, and other agreements, pursuant to which we sell our products and services contain provisions limiting liability to customers in an attempt to reduce this risk.

   Our monitoring services carry insurance of various types, including general liability and errors and omissions insurance in amounts we consider adequate and customary for our industry and business. Our loss experience, and the loss experiences at other security service companies, may affect the availability and cost of such insurance. Certain of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence.

ONEOK

   We own approximately 45% of the capital stock of ONEOK. As of March 31, 2001, our interest included approximately 2.2 million shares of common stock and 19.9 million shares of convertible preferred stock.

   ONEOK and its subsidiaries engage in several aspects of the energy business. ONEOK purchases, gathers, processes, transports, stores and distributes natural gas. ONEOK drills for and produces oil and gas, extracts, sells and markets natural gas liquids, and is engaged in the gas marketing and trading business. In addition, ONEOK leases and operates its headquarters office building (leasing excess space to others) and owns and operates a related parking facility. As a regulated natural gas utility, ONEOK distributes natural gas to approximately 1.4 million customers in the states of Oklahoma and Kansas.

   Please refer to ONEOK's financial statements, which are attached as Exhibit A to this prospectus, and to ONEOK's Form 10-K for 2000 and other documents it files with the SEC for further information concerning ONEOK. Such reports and documents are available at the SEC's public reference rooms and from the SEC's website. See "Available Information."

 ONEOK Convertible Preferred Stock

   Dividends on the ONEOK convertible preferred stock are payable quarterly and are not cumulative, so that dividends unpaid as of the dividend payment date for any dividend period shall permanently remain unpaid for such dividend period. The dividend amount on each share of such stock, with respect to each dividend period on the ONEOK common stock, is equal to 1.5 times (1.25 times following November 2002) the dividend amount declared in respect of each share of ONEOK common stock for such dividend period, as adjusted to reflect any stock split or similar events. In no event, however, will the aggregate annual dividend amount per share be less than $1.80 per share.

   After the occurrence of a regulatory change, we will have the right to convert each share into one fully paid and nonassessable share of ONEOK common stock, subject to adjustment to reflect stock splits and similar events. Conversion will, however, be automatic and mandatory upon the transfer of ONEOK convertible preferred stock to any person other than us or one of our affiliates. A regulatory change is deemed to have occurred upon our receipt of an opinion to the effect that PUHCA has been repealed, we are otherwise exempt from PUHCA or that we have registered under PUHCA, such that we may fully and legally exercise our rights under the shareholder agreement.

   Holders of ONEOK convertible preferred stock are not entitled to vote in any election of directors to the board of ONEOK or any matter submitted to ONEOK shareholders other than as required by law. Holders of ONEOK convertible preferred stock are entitled to vote together with holders of ONEOK common stock, as a single class, with respect to (i) any proposed amendment to the ONEOK charter documents which would reasonably have the effect of modifying in any way the charter amendment allowing ONEOK to opt out of Oklahoma's Control Share Acquisition Statute or would reasonably cause ONEOK to become subject to the Control Share Acquisition Statute or any similar provisions; and (ii) any transaction or series thereof which, if consummated, would constitute a change in control. With respect to such matters, each share of ONEOK convertible preferred stock will carry a number of votes equal to the number of votes carried in the aggregate by the number of shares of ONEOK common stock issuable upon conversion of one share of ONEOK convertible preferred stock.

 ONEOK Shareholder Agreement

   The shareholder agreement between us and ONEOK provides for, among other matters, the matters specified below:

   Standstill; Top-Up Rights. The shareholder agreement provides, among other things, that we and our affiliates will be prohibited from taking certain actions, including, without limitation:

  (a) prior to the occurrence of a regulatory change, the acquisition of voting securities of ONEOK that would cause us and our affiliates to have securities representing more than 9.9% of the total outstanding voting power of ONEOK and, at any time, the acquisition of securities that would cause total ownership percentage of us and our affiliates to exceed 45%, less the voting power represented by ONEOK securities we have transferred (the "Maximum Ownership Percentage"); and

  (b) engage in any action, either alone or in concert with others, to seek to control or influence ONEOK's management, board or policies.

   In the event that our total ownership percentage falls below the Maximum Ownership Percentage, we have certain rights to acquire additional securities to restore our total ownership percentage to the Maximum Ownership Percentage.

   Restrictions on Transfer. During the term of the shareholder agreement, we are prohibited, without the prior written consent of a majority of ONEOK's independent directors, from transferring any ONEOK securities, except (a) transfers of securities representing voting power of less than 5%, provided that the transferee does not have a voting ownership percentage of 5% or more immediately prior to such transfer;

(b) in a bona fide underwritten public offering pursuant to a registration rights agreement entered into between ONEOK and us; (c) pursuant to a pro rata distribution to our shareholders; and (d) pursuant to a procedure which permits us to transfer securities representing 5% or more of ONEOK's voting power, provided that ONEOK has been given notice thereof, and has failed, within a specified period of time, to purchase from us the securities proposed to be sold at a cash purchase price per share equal to 98.5% of the then current market price for ONEOK's common stock. In addition, in the case of a bona fide third party tender offer for ONEOK, we may tender into such offer a proportionate amount of our ONEOK securities.

   Voting. During the term of the shareholder agreement, we have agreed to vote all voting securities owned by us as follows: with respect to the election of directors, we will vote our voting securities in favor of the election of all candidates for director nominated by the ONEOK board. With respect to any proposal initiated by a shareholder of ONEOK relating to the redemption of the rights issued pursuant to the ONEOK Rights Agreement or any modification of the Rights Agreement (other than nonbinding precatory resolutions), we shall vote all voting securities beneficially owned by us in accordance with the recommendation of the ONEOK board. With respect to transactions constituting a change in control or with respect to any proposal relating to Oklahoma's Control Share Acquisition Statute, we may vote any or all of the voting securities and convertible preferred stock (which, as described above, has the right in such circumstance to vote together with the ONEOK common stock on a one vote per share basis, as adjusted to reflect any stock split or similar events) held by us in our sole discretion. With respect to any proposed amendment to the ONEOK certificate or ONEOK by-laws which would reasonably have the effect of modifying in any way applicability of Oklahoma's Control Share Acquisition Statute or would reasonably cause ONEOK to become subject to the Control Share Acquisition Statute or any similar provisions we have the right to abstain or vote against such amendment. With respect to all other matters,
(i) prior to the occurrence of a regulatory change, we may vote any voting securities of ONEOK held by us in our sole discretion and (ii) after the occurrence of such a regulatory change, we may vote in our sole discretion voting securities representing up to 9.9% of the ONEOK outstanding voting power and we must vote any other voting securities owned by us in the same proportion as all voting securities voted on such other matter are voted by the other shareholders of ONEOK.

   Term; Buy/Sell Option. The shareholder agreement terminates under certain circumstances, including, but not limited to: (a) ONEOK's quarterly dividend on the ONEOK common stock falling below $0.30 per share (as adjusted to reflect any stock split or similar events) in any five quarters or ONEOK's failure to pay the stated quarterly dividend on any series of convertible preferred stock in any five quarters, (b) our total ownership percentage falling below 9.9% at any time or (c) our total ownership percentage falling below 30% at any time following November 26, 2012. In addition, on November 26, 2012, and each subsequent anniversary of the signing of the shareholder agreement, each of us and ONEOK, on behalf of ONEOK's shareholders, has the right to buy from or sell to the other, by purchase, sale or credible tender offer, as appropriate, all outstanding shares of ONEOK capital stock beneficially owned by the selling party (which, in the case of ONEOK, means the shareholders of ONEOK other than us and our affiliates). In addition, if we register as a holding company under PUHCA and ONEOK believes in good faith that our regulatory status would place an unreasonable restriction on the implementation of ONEOK's strategic business plans, ONEOK may immediately initiate its buy/sell rights.

Other Assets

   We have a receivable owed to us by Western Resources in the amount of approximately $117.6 million at March 31, 2001. The receivable will be increased by additional cash advances by us to Western Resources, including the advance of the net proceeds of the rights offering or any asset sales we make. The receivable currently bears interest at 8.5% per annum. Prior to the closing of the PNM merger and the split-off, the outstanding balance of the receivable will be repaid by converting the receivable into (1) shares of our common stock owned by Western Resources at a price based on the average market prices for the 20 trading days preceding conversion, but not less than the subscription price, (2) shares of Western Resources common stock at a price based on the average market prices for the 20 trading days preceding conversion, or (3) shares of

Western Resources convertible preference stock. We have the right to choose the time of conversion and the security to be received. The conversion of the receivable is subject to the following conditions: (1) prior to converting the receivable into Western Resources convertible preference stock, we must convert the receivable into a number of shares of Western Resources common stock that would be converted into 9.9% of the outstanding shares of PNM Holdings common stock on a fully diluted basis following the PNM merger (based on a good faith determination of the number of shares of PNM Holdings common stock that will be outstanding immediately following the PNM merger); (2) the maximum aggregate amount of the receivable that can be converted into convertible preference stock is $375 million; and (3) the total amount that can be converted into Western Resources convertible preference stock and Western Resources common stock is limited to $641 million.

   We own approximately 14.4 million shares of the common shares of Western Resources, representing approximately 17% of the outstanding shares. We acquired these shares on February 28, 2001 by converting $350 million of the then outstanding balance of receivable owed to us by Western Resources into shares of Western Resources common stock in the manner described in the preceding paragraph. These shares are held in the Western Resources Direct Stock Purchase Plan and therefore we do not receive cash dividends on these shares. Under Kansas law, we do not have the right to vote any shares of Western Resources common stock we own so long as we are a subsidiary of Western Resources.

   At the effective time of the PNM merger and the split-off, any Western Resources common stock we own will be converted into PNM Holdings common stock based on the merger exchange ratio and any Western Resources convertible preferred stock will be converted into PNM Holdings convertible preferred stock. We expect our total investment will equal approximately 9.9% of the outstanding common stock of PNM Holdings and from approximately 11% to 19% of all common stock of PNM Holdings assuming conversion of all convertible preferred stock and other convertible securities we then own. In addition, we will receive shares of our common stock as part of the split-off transaction and these shares will be retired.

   We own a 9% interest in a 478 megawatt power plant located near Istanbul in the Republic of Turkey. The plant began operation in 1999 and was constructed on a "build, operate, transfer" basis. The plant will transfer to the Republic of Turkey in 2019. We own 50% of a joint venture which owns 49% of four 55 megawatt coal fired power plants located in Dengfeng City in the Henan Province in the People's Republic of China. The plants primarily supply electricity to manufacturing facilities owned by the other owner of the plants. The transaction is structured on a twenty year term with a maturity in 2017.

   We own convertible preferred stock of Guardian International, Inc. (Guardian) representing approximately 29% of the outstanding capital stock of Guardian on a fully diluted converted basis. Guardian is a leading supplier of security monitoring and high grade monitored security and fire systems in Florida and New York. Guardian had total revenues of $18.3 million in fiscal 2000 and is headquartered in Hollywood, Florida.

   We also have other various businesses and investments which in the aggregate are not material to our business or results of operation.

   From time to time we may sell one or more of the assets discussed above.

Investment Company Act and PUHCA

   We are presently exempt from registration under the Investment Company Act and upon completion of the rights offering will qualify for and rely on a temporary one year exemption from the Investment Company Act. If we were not exempt, we would be required to be registered as an investment company because of the value and nature of our ownership interests in ONEOK, our subsidiaries, the receivable from Western Resources and, following the closing of the PNM merger and the split-off, PNM Holdings. We have submitted an application to the SEC seeking permanent exemption from registration under the Investment Company Act. If our application is not approved, we would need to take action so as not to be required to register.

   Possible action would include selling a portion of our ownership interests in ONEOK and PNM Holdings, or exercising our option to purchase an interest in an electric generating facility near Joplin, Missouri from Western Resources and registering to become a public utility holding company under PUHCA. Being subject to regulations under PUHCA would impose a number of restrictions on our operations. These restrictions include a requirement that the SEC approve, in advance, securities issuances, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of interest in other businesses. PUHCA also limits the ability of registered holding companies to engage in non-utility ventures and regulates transactions between various affiliates within the holding company system, including the provision of services by holding company affiliates to the system's utilities.

Employees

   As of March 31, 2001, we had 19 employees other than those employed by Protection One and Protection One Europe. We have entered into a shared services agreement with Western Resources pursuant to which Western Resources provides management and administrative services, including financial reporting, accounting, auditing, tax, office services, payroll and human resources, as well as management consulting services. See "Certain Relationships and Related Transactions--Our Transactions Involving Western Resources--Shared Services Agreement."

   At December 31, 2000, Protection One and Protection One Europe employed approximately 3,400 persons and 1,600 persons, respectively, on a full time basis. We believe that Protection One and Protection One Europe have good relations with their employees.

Properties

   Our executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

   Protection One maintains its executive offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One and Protection One Europe operate primarily from the following facilities, although Protection One also leases office space for approximately 69 service branch offices and 11 satellite branches in North America and Protection One Europe leases offices for approximately 44 sales branch offices in the United Kingdom and continental Europe.

Location                 Size (sq. ft.) Lease/Own Principal Purpose
--------                 -------------- --------- -----------------
United States
Addison, TX.............     28,512       Lease   Service center/administrative headquarters
Beaverton, OR...........     44,600       Lease   Service center
Irving, TX..............     53,750       Lease   Service center
Irving, TX..............     27,197       Lease   Administrative functions
Orlando, FL.............     11,020       Lease   Wholesale service center
Topeka, KS..............     17,703       Lease   Financial/administrative headquarters
Wichita, KS.............     50,000        Own    Service center/administrative functions
Canada
Ottawa, ON..............      7,937       Lease   Service center/administrative headquarters
Vancouver, BC...........      5,177       Lease   Service center
Europe
London, UK..............      8,900       Lease   Administrative/service center
Basingstoke (London),
 UK.....................      4,600       Lease   Financial/administrative offices/service center
Paris, FR...............      3,498       Lease   Financial/administrative offices/service center
Vitrolles (Marseilles),
 FR.....................     13,003       Lease   Administrative/service center

Legal Proceedings

   We, Western Resources, Protection One, Monitoring, and certain present and former officers and directors of Protection One are defendants in a purported class action litigation pending in the United States District Court for the Central District of California, Alec Garbini, et al. v. Protection One, Inc., et al., No. CV 99-3755 DT (RCx). Pursuant to an Order dated August 2, 1999, four pending purported class actions were consolidated into a single action. In February 2001, plaintiffs filed a Third Consolidated Amended Class Action Complaint ("Amended Complaint"). Plaintiffs purport to bring the action on behalf of a class consisting of all purchasers of publicly traded securities of Protection One, including common stock and notes, during the period of February 10, 1998 through February 2, 2001. The Amended Complaint asserts claims under
Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 against Protection One, Monitoring, and certain present and former officers and directors of Protection One based on allegations that various statements concerning Protection One's financial results and operations for 1997, 1998, 1999, and the first three quarters of 2000 were false and misleading and not in compliance with generally accepted accounting principles. Plaintiffs allege, among other things, that former employees of Protection One have reported that Protection One lacked adequate internal accounting controls and that certain accounting information was unsupported or manipulated by management in order to avoid disclosure of accurate information. The Amended Complaint further asserts claims against Western Resources and us as controlling persons under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. A claim is also asserted under Section 11 of the Securities Act of 1933 against Protection One's auditor, Arthur Andersen LLP. Arthur Andersen also serves as Western Resources' and our independent auditor. The Amended Complaint seeks an unspecified amount of compensatory damages and an award of fees and expenses, including attorneys' fees. Defendants have moved to dismiss, in part, the Amended Complaint. The motion is scheduled to be heard on June 4, 2001. Protection One intends to vigorously defend against all the claims asserted in the Amended Complaint. We cannot predict the impact of this litigation on us, which could be material.

   An arbitration was commenced against Protection One and Monitoring by Ralph Apa in December 2000 alleging common law fraud, negligent misrepresentation of Oregon Blue Sky law claims based on the allegedly inflated stock price of the shares of Protection One stock received in connection with Protection One's acquisition of his alarm monitoring business on October 1, 1998 pursuant to an Agreement and plan of Reorganization. Mr. Apa also alleges breach of contract, breach of the covenant of good faith and fair dealing and conversion arising from the transaction. The statement of claim seeks undisclosed compensatory and punitive damages, interest and attorneys fees and costs. An arbitration date has not yet been set.

   Six Protection One dealers have filed a class action lawsuit in the U.S. District Court for the Western District of Kentucky alleging breach of contract because of Protection One's interpretation of their dealer contracts. The action is styled Total Security Solutions, Inc., et al. v. Protection One Alarm Monitoring, Inc., Civil Action No. 3:99CV-326-H (filed May 21, 1999). In September 1999, the Court granted Protection One's motion to stay the proceeding pending the individual plaintiffs' pursuit of arbitration as required by the terms of their agreements. On June 23, 2000, the Court denied plaintiffs' motion for collective arbitration. In October 2000, notwithstanding the Court's denial of plaintiff s motion to have collective arbitration, the six former dealers filed a motion for arbitration with the American Arbitration Association. This motion was denied and the plaintiffs were advised to proceed individually. An arbitration proceeding with one plaintiff is open, but the plaintiff has not proceeded with the matter.

   Other Protection One dealers have threatened litigation or arbitration based upon a variety of theories surrounding calculations of holdback and other payments. Protection One believes it has complied with the terms of these contracts and intends to vigorously defend its position. Although Protection One believes that no such individual claim will have a material adverse effect, Protection One cannot currently predict the aggregate impact of these disputes with dealers, which could be material to Protection One.

   On October 2, 2000, Protection One, as successor-in-interest to Centennial Security, Inc., was served with a demand for arbitration by Crimebusters, Inc., before the American Arbitration Association wherein Crimebusters is seeking $7.0 million in damages due to alleged defaults by Protection One under an asset purchase agreement between Crimebusters, et al. and Centennial Security, Inc. Protection One has filed claims alleging fraud, willful misconduct and breach of contract against Crimebusters, et al. in the United States District Court for the District of Connecticut, Protection One Alarm Monitoring, Inc. v. Crimebusters, Inc., First Federal Security Systems, Inc. and Anthony Perrotti, Jr., Civil Action No. 300CV-1 932DJS, and in addition has demanded that Crimebusters withdraw the demand for arbitration, and requested of the American Arbitration Association that the arbitration action be dismissed or indefinitely stayed pending resolution of the District Court litigation. The ultimate outcome cannot presently be determined and the Protection One cannot currently predict the impact of this litigation, which could be material.

   The SEC commenced a private investigation in 1997 with Western Resources (including Westar Industries) relating to, among other things, the timeliness and adequacy of disclosure filings with the SEC by Western Resources (including Westar Industries) with respect to securities of ADT Ltd. Western Resources (including Westar Industries) is cooperating with the SEC staff in this investigation.

   We are party to claims and matters of litigation incidental to the normal course of business. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of management, the resolution of such matters will not have a material adverse effect upon our financial position or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

   Our board of directors currently consists of four directors, Mr. Wittig, Mr. Lake, Mr. Koupal and Mr. Geist all of whom are executive officers of Western Resources. The board of directors will be increased to seven directors concurrently with the consummation of the rights offering, consisting of the four current directors, and the three persons not affiliated with us or Western Resources identified below.

   Our articles of incorporation provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. Mr. Wittig and Mr. Geist serve and Mr. Christensen will serve as Class I directors, whose terms expire at the 2004 annual shareholders' meeting. Mr. Lake serves and Mr. St. Clair will serve as Class II directors, whose terms expire at the 2003 annual shareholders' meeting. Mr. Koupal serves and Mr. Edwards will serve as Class III directors, whose terms expire at the 2002 annual shareholders' meeting. Executive officers are elected annually by the board of directors and serve at its discretion. The following table sets forth information as to the persons who serve or who are expected to serve as our directors and executive officers immediately following the rights offering.

        Name                            Age Position
        ----                            --- --------
        Howard A. Christensen..........  67 Director
        R. A. Edwards..................  55 Director
        Paul R. Geist..................  37 Director and President
        Carl M. Koupal, Jr.............  47 Director
        Douglas T. Lake................  50 Director
        Pack St. Clair.................  60 Director
        David C. Wittig................  45 Director
        Greg A. Greenwood..............  35 Treasurer and Secretary

Howard A. Christensen

   Mr. Christensen is the President and Chief Executive Officer of Christensen & Associates, an investor relations and strategic planning firm. Mr. Christensen is also a director of Protection One.

R.A. Edwards

   Mr. Edwards is the President and Chief Executive officer of the First National Bank of Hutchinson, Kansas. He is also a member of the University of Kansas Business School Advisory Board and a trustee of the Kansas University Endowment Association.

Paul R. Geist

   Mr. Geist has been a director since April 2001 and has served as President since September 2000. Mr. Geist also is Vice President, Corporate Development, of Western Resources (since February 2001). From November 1999 to February 2001, Mr. Geist served as Executive Director, Corporate Strategy of Western Resources. From October 1998 to November 1999, Mr. Geist served as Vice President--Finance of Panera Bread Company. Prior to that, Mr. Geist served as Executive Vice President--Chief Financial Officer for Houlihan's Restaurant Group, Inc.

Carl M. Koupal, Jr.

   Mr. Koupal has been a director since June 1995. Mr. Koupal is Executive Vice President and Chief Administrative Officer of Western Resources. Mr. Koupal is a director of Protection One.

Douglas T. Lake

   Mr. Lake has been a director since September 1998. Mr. Lake currently serves as Executive Vice President and Chief Strategic Officer of Western Resources (since September 1998). Prior to that Mr. Lake was Senior Managing Director at Bear, Stearns & Co. Inc., an investment banking firm. Mr. Lake is also a director of Western Resources, Protection One, ONEOK, Inc. and Guardian International, Inc.

Pack St. Clair

   Mr. St. Clair is the President of Cobalt Boat Company, Neodesha, Kansas.

David C. Wittig

   Mr. Wittig has been a director since February 2001. Mr. Wittig currently serves as Chairman of the Board, President, and Chief Executive Officer of Western Resources (since January 1999, March 1996, and July 1998, respectively). Prior to that time, Mr. Wittig was Executive Vice President of Corporate Development of Western Resources. Mr. Wittig is a director of OMX, Inc., and a trustee of the Kansas University Endowment Association and Boys Harbor, Inc.

Greg A. Greenwood

   Mr. Greenwood has served as Treasurer and Secretary since September 2000. Mr. Greenwood also currently serves as Senior Director, Finance, of Western Resources and has held that position since October 1999. He has served in various other capacities with Western Resources since 1993.

Committees of the Board of Directors

   Prior to or immediately following the closing of the rights offering, our board of directors will establish an audit committee, a nominating committee and a compensation committee of our board of directors. The audit committee will be comprised of three independent directors and the compensation committee will be comprised of at least two independent directors. The audit committee will be responsible for reviewing our audited financial statements and accounting practices, and considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The compensation committee will review and approve the compensation and benefits for our key executive officers, administer our employee benefit plans and make recommendations to the board of directors regarding such matters. The nominating committee will select nominees for election as members of the board of directors. The board of directors may establish additional committees from time to time.

Director Compensation

   To date, we have not paid compensation to any of our directors for acting in such capacity. Beginning after the closing of the rights offering, directors who are not our full-time employees or full-time employees of Western Resources will receive an annual cash fee of $20,000, an annual grant of 5,000 stock options, and cash meeting fees of $1,000 per board or committee meeting attended. Directors who are our officers and full-time employees or full-time employees of Western Resources will receive no additional compensation for service as directors. We reimburse all directors for the expenses incurred in attending meetings of the board of directors. All directors are eligible for grants of options and restricted share units under our 2001 Long-Term Incentive Compensation and Share Award Plan. Each independent director appointed concurrently with the closing of the rights offering will receive options to purchase 5,000 shares of our common stock at a price per share equal to the subscription price for our common stock.

Executive Compensation

   Each of our executive officers is currently an employee of Western Resources. Prior to the rights offering, all compensation paid to our executive officers was paid by Western Resources and a portion of this expense was allocated to us. After completion of the rights offering, their compensation will initially be handled in the same manner, but we expect that one or more officers will at some time become solely our employees and that we will then pay all of their compensation.

Long Term Incentive Compensation and Share Award Plan

   Our board of directors has adopted and Western Resources as our sole stockholder has approved the Westar Industries, Inc. 2001 Long Term Incentive Compensation and Share Award Plan (the "Plan"). The Plan allows the granting of stock options, stock appreciation rights, called SARs, restricted share and restricted share unit awards, performance share and performance unit awards, dividend equivalent awards, director shares in lieu of fees, and other share-based awards (collectively, "awards") to eligible Plan participants. While we have no current plans to grant awards other than stock options, restricted share awards, restricted share unit awards and dividend equivalent awards, and the issuance of shares to non-employee directors in lieu of fees, the board of directors believes that the ability to use different types of equity compensation vehicles will give us the flexibility needed to adapt most effectively over time to changes in the labor market and in equity compensation practices.

   The board has authorized the issuance of up to 8.5 million shares of our common stock pursuant to awards granted under the Plan. If an award expires or is canceled without having been fully exercised or vested, the unvested or canceled shares generally will be available thereafter for grants of awards. The number of shares available for grant under the Plan, as well as outstanding awards, non-employee director shares and the numerical limits for individual grants, will be adjusted as appropriate to reflect any stock splits, stock dividends, recapitalizations, reorganizations or other changes to our capital structure. The type, amount and conditions of any awards have not been determined.

   Purpose of the Plan. The Plan is intended to attract, motivate and retain
(1) employees of Westar Industries and its affiliates, and (2) non-employee directors of Westar Industries, called outside directors. The Plan is designed to further the growth and financial success of Westar Industries and its affiliates by aligning the interests of the Plan participants, through stock ownership and other incentives, with the interests of our stockholders. The Plan is also intended to meet competitive compensation levels through increases in variable (at-risk) pay rather than traditional base salary.

   Administration of the Plan. The Plan will be administered by the compensation committee of the board or such other board committee as may be designated by the board to administer the Plan, referred to as the Committee. The Committee must have two or more members and all of the members of the Committee must qualify as "non-employee directors" under Rule 16b-3 under the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) of the Internal Revenue Code (for purposes of qualifying amounts received under the Plan as "performance-based compensation" under Section 162(m)).

   Subject to the terms of the Plan, the Committee has the sole discretion to determine the employees who shall be granted awards, to designate affiliates that will be participating employers under the Plan, to determine the type(s) and number of awards to be granted, to determine the number of shares to which awards may relate, to determine the manner in which an award may be settled, to determine the manner in which awards may be deferred, to prescribe the form of award agreements, to adopt or alter rules and regulations and to appoint agents to administer the Plan, to correct defects or inconsistencies and to construe and interpret the Plan, to accelerate the exercisability of awards, and to determine the terms and conditions of all awards. The Committee may delegate its authority to grant and administer awards to a separate committee appointed by the Committee, but only the Committee may make awards to participants who are executive officers of Westar Industries. The non-employee director portion of the Plan will be administered by the full board of directors, rather than the Committee.

   Eligibility to Receive Awards. Employees of Westar Industries and its affiliates are eligible to be selected to receive one or more awards. The actual number of employees who will receive awards under the Plan cannot be determined because selection for participation in the Plan is in the sole discretion of the Committee.

   The Plan also allows for non-employee directors to receive all or a portion of their fees in the form of awards. The terms and conditions of awards to be granted to directors are discussed below under "Director Fees."

   Options. The Committee may grant non-qualified stock options, incentive stock options, called ISOs, or any combination thereof. The number of shares covered by each option will be determined by the Committee, but during any calendar year, no participant may be granted options or SARs for more than 2 million shares.

   The exercise price of each option is set by the Committee and may require achievement of performance criteria established by the Committee. The exercise price of an ISO must comply with the provisions of Section 422 of the Internal Revenue Code, which currently provides, among other things, that the aggregate fair market value of the shares (determined on the grant date) covered by ISOs which first become exercisable by any participant during any calendar year may not exceed $100,000.

   Stock options may be exercised in whole or in part. The Committee may permit payment through the tender of shares of our common stock then owned by the participant, or by any other means that the Committee determines to be consistent with the Plan's purpose. Any taxes required to be withheld must be paid at the time of exercise.

   Options become exercisable at the times and on the terms established by the Committee. Options expire at the times established by the Committee, but generally not later than 10 years after the date of grant. The Committee may extend the maximum term of any option granted under the Plan, subject to the preceding limits.

   Director Fees. Non-employee director participants may receive a portion of their annual director fees in shares, with the remainder of the fees to be payable either in cash or shares as elected by the non-employee director participant.

   The required portion of stock compensation will be paid at the beginning of each year, or promptly following the non-employee director's election to the board. The elective stock compensation due a non-employee director participant will be payable on a quarterly basis, as described in the Plan. Distribution amounts will be determined by dividing the participant's required and elected dollar amount of compensation by the market value of the shares on the date one business day prior to the date of distribution. For additional information concerning fees payable to non-employee directors, see "--Directors' Compensation."

   Stock Appreciation Rights. The Committee determines the terms and conditions of each SAR. SARs may be granted in conjunction with an option, or may be granted on an independent basis. The number of shares covered by each SAR will be determined by the Committee, but during any calendar year, no participant may be granted options and SARs for more than 2 million shares.

   Upon exercise of an SAR, the participant will receive payment from us in an amount measured by the difference between the exercise price of the right and the fair market value of shares on the exercise date or other date specified by the Committee.

   SARs are exercisable at times and on the terms established by the Committee. Proceeds from SAR exercises may be paid in cash, shares, or property as determined by the Committee. SARs expire at the times established by the Committee.

   Restricted Share Awards and Restricted Share Unit Awards. Restricted share awards are shares of stock that are granted subject to restrictions established by the Committee. Restricted share units are rights to receive shares or cash at the end of a specified deferral period subject to restrictions established by the Committee. The number of restricted shares and restricted share units (if any) granted to a participant will be determined by the Committee.

   In determining the vesting schedule for each award of restricted shares or restricted share units, the Committee may impose whatever conditions to vesting it determines to be appropriate. For example, the Committee may (but is not required to) provide that restricted share units will vest only if one or more of the following measures in setting the performance goals are satisfied. In order for the award to qualify as "performance-based" compensation under
Section 162(m) of the Internal Revenue Code, the Committee must use one or more of the following measures in setting the performance goals: (1) total shareholder return; (2) earnings per share; (3) operating income; (4) net income; (5) pro forma net income; (6) return on shareholders' equity; (7) return on designated assets; (8) shareholder value added; (9) revenues; (10) capital gains; (11) expenses; (12) operating profit margin; (13) operating cash flow; (14) net profit margin; (15) achievement of operational strategies in terms of control of accidents, lost time and/or customer satisfaction; and (16) earnings before interest, taxes, depreciation and/or amortization. The Committee may apply the performance measures on a corporate, subsidiary or business unit basis, as deemed appropriate in light of the participant's specific responsibilities. The Committee may, in its sole discretion, accelerate the time at which any restrictions lapse or remove any restrictions. In no event may the total compensation payable to any participant in any calendar year under all performance-based restricted shares, restricted units, performance shares and performance units intended to qualify as "performance-based" compensation under Section 162(m) of the Code exceed the equivalent of 2 million shares.

   Performance Share Awards and Performance Unit Awards. Performance share awards and performance unit awards are amounts credited to a bookkeeping account established for the participant. The performance goals are established by the Committee at the time of its grant. A performance share has an initial value equal to the fair market value of a share of our common stock on the date of grant. The number of performance units or performance shares (if any) granted to a participant will be determined by the Committee.

   Whether a performance unit or performance share actually will result in a payment to a participant will depend upon the extent to which performance goals established by the Committee are satisfied. The applicable performance goals will be determined by the Committee. In order to qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code, the same measures of performances goals stated under restricted share awards above must be used. In no event may the total compensation payable to any participant in any calendar year under all performance-based restricted shares, restricted units, performance shares and performance units intended to qualify as "performance-based" compensation under Section 162(m) of the Code exceed the equivalent of 2 million shares.

   After a performance unit or performance share award has vested (that is, after the applicable performance goal or goals have been achieved), the participant will be entitled to receive a payout of cash, shares, or any combination thereof, as determined by the Committee. Unless otherwise determined by the Committee at the date of grant, unvested performance units and performance shares will be forfeited upon the earlier of the recipient's termination of employment or the date set forth in the award agreement.

   Dividend Equivalents. Dividend equivalents are rights to receive cash, shares or other property equal in value to dividends paid with respect to a specified number of shares. Independently or in connection with an award, the board may grant dividend equivalents to a participant based on the dividends declared on the shares for record dates during the period between the date an award is granted and the date such award is exercised or the date all conditions of the award shall have been satisfied. Dividend equivalents may be paid or distributed when accrued or deemed to have been reinvested in additional shares or other investment vehicles as determined by the Committee.

   Other Share-Based Awards. The Committee is authorized to grant other stock-based awards subject to such terms and conditions as it may prescribe.

   Nontransferability of Awards. Unless otherwise set forth by the Committee in the award agreement, awards (other than vested shares) granted under the Plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution; provided, however, that a participant may designate one or more beneficiaries to receive any exercisable or vested awards following his or her death.

   Change of Control. In the event of a change of control, all awards granted under the Plan then outstanding but not then exercisable (or subject to restrictions) shall become immediately exercisable, all restrictions shall lapse, and any performance criteria shall be deemed satisfied, unless otherwise provided in the applicable award agreement. In addition, for a period of up to 60 days following a change of control, a participant may elect to surrender any outstanding award and receive a cash payment equal to the value of such award, with the value of any shares being determined for this purpose based on the "change of control price" (essentially, the higher of the highest reported sales price during the 30 days preceding the change of control or the highest price paid or offered in the transaction). In general, a change of control occurs if (1) a person (other than Western Resources and its subsidiaries and certain other entities) is or becomes a "beneficial owner," either directly or indirectly, of 20% or more of the outstanding voting securities, (2) the composition of the board changes whereby directors at the effective date of the Plan (including new directors approved by a vote of three-quarters of the directors then in office and any directors previously so approved) cease to constitute a majority of the board, (3) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Westar Industries occurs (subject to certain exceptions), or (4) the stockholders of Westar Industries approve a plan of complete liquidation or dissolution of Westar Industries or a sale of all or substantially all of its assets. Our separation from the regulated electric utility business of Western Resources through a distribution of our common stock to the stockholders of Western Resources concurrently with the consummation of a transaction involving a strategic partner for Western Resources' electric utilities will not be a change of control under the Plan.

   Federal Income Tax Consequences. A recipient of a stock option or SAR will not have taxable income on the date of grant. Upon the exercise of non-qualified options and SARs, the participant will recognize ordinary income equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. Any gain or loss recognized upon any later disposition of the shares generally will be capital gain or loss.

   Purchase of shares upon exercise of an ISO will not result in any taxable income to the participant, except for purposes of the alternative minimum tax. Gain or loss recognized by the participant on a later sale or other disposition will be either long-term capital gain or loss or ordinary income, depending upon how long the participant has held the shares. Any ordinary income recognized will be in the amount, if any, by which the lesser of (1) the fair market value of such shares on the date of exercise, or (2) the amount realized from the sale, exceeds the exercise price.

   Upon receipt of a restricted share, restricted share unit, dividend equivalents, a performance unit or a performance share, the participant will not have taxable income except that in the case of restricted shares, the participant may elect to be taxed at the time of the award. Absent such election, upon vesting the participant will recognize ordinary income equal to the fair market value of the shares at such time. With respect to restricted share units, performance units, dividend equivalents and performance shares, upon payment in cash or unrestricted shares, the participant will recognize ordinary income equal to the amount of cash and the fair market value of the stock at the time of payment.

   The Committee may permit participants to satisfy tax withholding requirements in connection with the exercise or receipt of an award by (1) electing to have Westar Industries withhold otherwise deliverable shares,

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

or (2) delivering to Westar Industries then owned shares having a value equal to the amount required to be withheld.

   Westar Industries will be entitled to a tax deduction for an award in any amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Internal Revenue Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to our Chief Executive Officer and to each of the other four most highly compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1 million. We can preserve the deductibility of certain compensation in excess of $1 million, however, if we comply with conditions imposed by Section 162(m). The Plan has been designed to permit the Committee to grant awards which satisfy the requirements of Section 162(m).

   Amendment and Termination of the Plan. The board generally may amend or terminate the Plan at any time and for any reason, but in accordance with
Section 162(m) of the Internal Revenue Code, certain material amendments to the Plan will be subject to shareholder approval.

Westar Industries, Inc. Employee Stock Purchase Plan

   Our board of directors adopted, and Western Resources as our sole stockholder has approved, the Westar Industries, Inc. Employee Stock Purchase Plan, called the ESPP. The ESPP will provide a means for eligible employees of Westar Industries and designated subsidiaries to purchase shares of our common stock under favorable terms through payroll deductions or cash payments. The board believes that adoption of the ESPP will promote the interests of Westar Industries and its stockholders by assisting us in attracting, retaining and stimulating the performance of employees and by aligning employees' interests through their purchases of common stock with the interests of stockholders.

   Shares Subject to the Plan. We have authorized the issuance of up to 4 million shares of our common stock under the ESPP, subject to adjustment from time to time for stock dividends, recapitalization, merger, spin-off, and certain changes in capitalization as provided in the ESPP.

   Administration. The ESPP will be administered by the Committee. The Committee is authorized to administer and interpret the ESPP and to make such rules and regulations as it deems necessary to administer the ESPP.

   Eligibility. The ESPP is an employee benefit program that enables qualified employees of Westar Industries and its subsidiaries designated by the Committee to purchase shares of common stock at a discount through payroll deductions or cash payments without incurring broker commissions. To participate, an employee must have been employed for at least one year at the beginning of the offering period and the employee's customary employment must be for more than 20 hours each week and five months in any calendar year (unless the Committee determines otherwise on a uniform and nondiscriminatory basis). An employee is not eligible to continue participation in the ESPP in the event his or her employment is voluntarily or involuntarily terminated, or if such employee owns or will own, as a result of such participation, shares possessing 5% or more of the total combined voting power or value of all classes of stock of Westar Industries or any related corporation. Currently, all employees would be eligible; however, it is not anticipated that the ESPP will be offered to employees prior to the split-off. Non-employee directors of Westar Industries are not eligible to participate in the ESPP.

   Stock Purchases. The ESPP will be implemented through a series of offerings. The length of each offering period will be established by the Committee. During these offering periods, participating employees accumulate funds in an account used to buy common stock through payroll deductions or cash payments at a rate selected by the employee (subject to such maximums and minimums as the Committee may prescribe). No participating employee may be granted an option to purchase common stock that permits the employee to purchase in any calendar year under the ESPP shares of common stock with the aggregate fair market value (determined at the time such option is granted) in excess of $25,000.

   At the end of each offering period, the market price of our common stock is determined and the participating employees' accumulated funds (including any interests that may be credited under rules prescribed by the Committee) are used to purchase the appropriate number of shares of common stock. The purchase price per share of common stock under the ESPP will be established by the Committee, but may not be less than the lower of 85% of the per share fair market value on the date of grant or exercise.

   Amendment and Termination. The board of directors has the power to amend, suspend or terminate the ESPP, provided that the board may not amend the ESPP without shareholder approval if such approval is required by Section 423 of the Internal Revenue Code.

   Effective Date; Term of the Plan. The ESPP shall become effective upon consummation of the rights offering. The ESPP will continue in effect until the day preceding the tenth anniversary of the effective date, unless sooner terminated by the board of directors.

   Federal Income Tax Consequences. We intend that the ESPP qualify as an "employee stock purchase plan" under Section 423 of the Code. Section 423 allows an employer to grant options to its employees to purchase company stock at a stipulated price without having the employees realize taxable income at the time the option is granted or when exercised. The basis of the stock received on exercise of an option under the ESPP is the exercise price paid for the stock. The Code imposes a holding period for favorable tax treatment upon disposition of common stock acquired under the ESPP equal to the later of two years after the grant date or one year after the purchase date. When the common stock is sold after this holding period, the employee will realize ordinary income up to the amount of any discount (up to a maximum of 15%) from the fair market value of common stock as of the grant date. Any further gain is taxed at long term capital gain rates. If the stock is sold before the holding period expires, the employee will realize ordinary income to the extent of the difference between the price actually paid for the stock and the fair market value of the stock at the purchase date, regardless of the price at which the stock is sold; and any further gain would be capital gain (short term or long term, depending on the holding period). If the sale price is less than the fair market value of the stock on the purchase date, the employee will realize a capital loss equal to such difference.

   We may not take a deduction for the difference between the fair market value of the common stock on the date of purchase by the employee and the purchase price paid for the common stock by the employee unless the employee disposes of the stock before the statutory holding periods expire.

The Westar Industries, Inc. 2001 Short Term Incentive Plan

   The board of directors adopted the Westar Industries, Inc. 2001 Short Term Incentive Plan, called the Short Term Plan. Western Resources, as our sole stockholder, approved the Short Term Plan to qualify compensation paid under the Plan as "performance-based" compensation not subject to the limitation on deductibility for federal income tax purposes of certain executive compensation in excess of $1 million under Section 162(m) of the Code. The Short Term Plan is intended to serve as a vehicle for making certain annual incentive compensation awards to employees who are or are expected to become subject to
Section 162(m).

   Purpose. The purpose of the Short Term Plan is to motivate key executives, managers, and select exempt employees to achieve the highest level of performance to further the achievement of our goals, objectives, and strategies. The Short Term Plan is designed to reward performance using financial incentives to supplement base compensation. Also, the Short Term Plan will enhance our ability to attract new executive talent when needed. In addition, the Short Term Plan is intended to benefit us in the pursuit of our goals and objectives by stimulating and motivating officers and select employees, which will in turn enhance productivity and promote the retention of experienced and qualified executive talent in a cost effective and efficient manner. A further purpose of the Plan is to serve as a qualified "performance-based" compensation program under Section 162(m) of the Code.

   Administration. The Short Term Plan is administered by the Committee. The Committee will have full and complete discretion (subject to the terms of the Short Term Plan) to determine the persons to whom awards shall be granted, to grant awards under the Short Term Plan, to determine the terms, conditions, restrictions and performance goals relating to each award, and to interpret and apply the terms of the Plan.

   Eligibility. The Committee may grant awards under the Short Term Plan to the Chief Executive Officer of Westar Industries and the other four most highly compensated officers of Westar Industries and its subsidiaries who are subject to Section 162(m) of the Code as well as to any other salaried employees or groups of salaried employees as the Committee may designate. Currently, only the named executive officers would be eligible to participate in the Short Term Plan. Non-employee directors of Westar Industries are not eligible to participate in the Short Term Plan.

   Awards. Not later than 90 days after the beginning of each calendar year (or such other date as may be required or permitted by Section 162(m) of the Code), the Committee will determine the persons to whom awards will be made for that calendar year (the "Participants"), select one or more performance measures, establish objective written performance goals with respect to each selected performance measure, and establish in writing the award opportunities and other terms of the awards to be made to each Participant. The performance measures which may serve as determinants of the Participant's award opportunities are limited to: total shareholder return, earnings per share, earnings before interest, taxes, depreciation and/or amortization, operating income, net income, pro forma net income, return on shareholders' equity, return on designated assets, shareholder value added, revenues, capital gains, expenses, operating profit margin, operating cash flow, net profit margin, and achievement of operational strategies in terms of control of accidents, lost time and customer satisfaction. The performance goals may be determined by reference to the performance of Westar Industries or of a subsidiary, division or unit of Westar Industries. The selected goals may be different for different Participants. Performance goals will include a threshold level below which no payment will be made, a level of performance at which the target payment will be made and a maximum level of performance above which no additional amount will be paid. Unless the Committee determines otherwise, a Participant's award opportunity will be expressed in terms of a percentage of the Participant's eligible compensation. The Committee may adjust performance goals, to the extent consistent with Section 162(m) of the Code, to account for extraordinary events affecting the determination of performance. The maximum amount payable to any Participant in respect of all awards (other than Insurance-Related Awards described below) under the Short Term Plan in respect of any calendar year is $3.0 million.

   Payment of Awards. Payments in respect of awards (other than Insurance-Related Awards described below) earned under the Plan will be made in cash following the calendar year for which the award was granted. Before payment is made the Committee must certify in writing the extent to which the Participant has satisfied the performance goals, and payment will be made only to the extent the award has been earned on account of attainment of such performance goals. The Committee may not increase the amount payable under an award above the amount actually earned by the Participant.

   If the Participant ceases to be continually employed by Westar Industries (other than as a result of a Westar Industries approved leave of absence or the Participant's death, disability or retirement under the Westar Industries pension plan's early or normal retirement provisions), the Participant shall forfeit all rights to the award for the calendar year not then ended. If the Participant dies, becomes disabled or retires under the Westar Industries pension plan's early or normal retirement provisions during a calendar year or other circumstances specified by the Committee, his or her award for that year will be prorated to reflect the period of participation prior to termination.

   Insurance-Related Awards. In addition to the awards described below, the Committee may make awards called Insurance-Related Awards to such eligible employees as the Committee may select pursuant to which amounts earned by the Participant shall be applied to the purchase of life insurance policies on the Participant's life in which the Participant will have an interest as discussed below. Such Insurance-Related Awards shall be made within the same time periods as other incentive awards under the Short Term Plan, and the Participant's entitlements under such Insurance-Related Awards shall be conditioned on such objective written performance goals as the Committee shall establish. The maximum amount of compensation that may be earned by any Participant in respect of all Insurance-Related Awards for any calendar year shall be $10 million. The Committee shall select the applicable performance measure or measures from the same list of available measures described above.

   Following the calendar year for which the Insurance-Related Award was granted, the Committee will determine the amount earned by the Participant that is to be applied toward the purchase of a life insurance policy on the life of the Participant. Before a policy is so purchased, the Committee must certify in writing the extent to which the Participant has satisfied the performance goals, and the purchase will be made only to the extent the award has been earned on account of attainment of such performance goals.

   As a condition to the purchase of a life insurance policy on the life of a Participant, the Participant must enter into an agreement with Westar Industries in such form as the Committee determines in its sole discretion. Unless the Committee determines otherwise, such agreement shall include the following:

  (i) Westar Industries will be the owner of the policy and will be entitled, upon the death of the Participant, to the portion of the death benefit equal to the sum of (A) the greater of the total amount of the premiums paid by Westar Industries under the policy (as adjusted for interest at a rate determined by the Committee) or the cash surrender value of the policy, reduced in either case by any indebtedness against the policy existing at the time of the Participant's death (including any interest due on such indebtedness), together with (B) the amount of any death benefit sold to Westar Industries by the Participant. The balance of the death benefit shall be payable to the beneficiary or beneficiaries designated by the Participant.

  (ii) The Participants will have the right to sell to Westar Industries at a price determined under a formula established in the agreement all or a portion of his or her interest in the death benefit under the Policy, subject to such terms and conditions as the Committee may determine.

   Change of Control. In the event of a change of control, awards granted under the Plan (other than Insurance-Related Awards, which may contain their own provisions regarding change of control) shall become immediately payable in an amount which shall be the greater of (1) the participant's target bonus for that calendar year or (2) the bonus computed by determining the performance as of the date of the change of control and then projecting such performance through December 31 of that calendar year as if such performance had continued at the same rate through such December 31. In general, a change of control occurs if (1) a person (other than Western Resources and its subsidiaries and certain other entities) is or becomes a "beneficial owner," either directly or indirectly, of 20% or more of the outstanding voting securities, (2) the composition of the board changes whereby directors at the effective date of the Plan (including new directors approved by a vote of three-quarters of the directors then in office and any directors previously so approved) cease to constitute a majority of the board, (3) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Westar Industries occurs (subject to certain exceptions), or (4) the stockholders of Westar Industries approve a plan of complete liquidation or dissolution of Westar Industries or a sale of all or substantially all of its assets. Our separation from the regulated electric utility business of Western Resources through a distribution of our common stock to the stockholders of Western Resources concurrently with the consummation of a transaction involving a strategic partner for Western Resources' electric utilities will not be a change of control under the Plan.

   Amendment and Termination. The board of directors may from time to time and at any time alter, amend, suspend, discontinue, or terminate the Short Term Plan; provided, however, that any amendment which requires shareholder approval in order to comply with Code Section 162(m) shall not be effective unless approved by

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

the shareholders. The board of directors may not modify or terminate the Short Term Plan to the extent doing so would adversely affect the rights of a Participant to an outstanding award.

   Effective Date. The Short Term Plan will be effective upon consummation of the rights offering.

   Federal Income Tax Consequences. In respect of awards (other than Insurance-Related Awards) under the Short Term Plan, a Participant will recognize ordinary income for federal income tax purposes in an amount equal to the amount paid to the Participant under the Short Term Plan. Westar Industries generally will be entitled to a corresponding federal income tax deduction at the time of the payment. The Short Term Plan has been drafted and is intended to be administered to enable payments under the Short Term Plan to qualify as "performance-based" compensation for purposes of Section 162(m) of the Code.
Section 162(m) of the Code disallows a public company's deductions for employee remuneration exceeding $1 million per year for the chief executive officer and the four other most highly compensated executive officers, but contains an exception for "performance-based" compensation.

   The federal income tax treatment of the Insurance-Related Awards will depend on the specific terms of the applicable arrangements. It is expected that a Participant will not realize taxable income upon the purchase of a life insurance policy by Westar Industries but would have taxable income each year equal to the term life insurance value of the current life insurance protection. In addition, a Participant would have ordinary compensation income in an amount equal to the amounts received under the Insurance-Related Awards upon the sale of any portion of the death benefit to Westar Industries. Westar Industries could not deduct its premium payments to purchase the life insurance policy or the term life insurance value, but could deduct the amounts paid to the Participant upon the sale of any portion of the death benefit to Westar Industries. Neither Westar Industries nor the beneficiary of the Participant would realize taxable income on the death benefit payable upon the death of the Participant.

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

                           OWNERSHIP OF COMMON STOCK

Security Ownership of Western Resources

   The following table sets forth information with respect to the beneficial ownership of our common stock by Western Resources, our sole shareholder as of March 31, 2001.

                                                             Amount and
                                                             Nature of   Percent
                                                             Beneficial    of
Name and Address of Beneficial Owner                        Ownership(1)  Class
------------------------------------                        ------------ -------
Western Resources, Inc. ...................................  73,197,115    100%
818 S. Kansas Avenue
Topeka, KS 66612

--------

(1) Pursuant to an Asset Allocation and Separation Agreement dated November 8, 2000 between Western Resources and us, Western Resources has agreed to split-off its interest in us to its shareholders. Upon consummation of the split-off, Western Resources will cease to be an indirect beneficial owner of our Common Stock.

Security Ownership of Management and Principal Stockholder

   The following table sets forth information known to us regarding beneficial ownership of our common stock and that of Western Resources and Protection One as of March 31, 2001 by each of our directors, director nominees and named executive officers and all such persons as a group.

Name of Beneficial Owner  The Company(1)(2) Western Resources(2)       Protection One(2)
------------------------  ----------------- -------------------------- -----------------
                                                            Percent of
                                             Shares           Class
                                            ---------       ----------
Howard A. Christensen...         --            --                            7,500(3)
R. A. Edwards...........           504          3,024
Paul R. Geist...........         1,595          9,575(4)                      --
Greg A. Greenwood.......         1,003          6,018(4)                      --
Carl M. Koupal, Jr......        29,220        175,320(4)                      --
Douglas T. Lake.........        45,737        274,423(4)                      --
Pack St. Clair..........         --            --
David C. Wittig.........       126,216        757,299(4)(5)                   --
All executive officers
 and directors as a
 group..................       204,275      1,225,659          1.44%         7,500

--------

(1) Shares beneficially owned by directors, director nominees and executive officers includes shares that such persons have the right to acquire pursuant to the rights offering assuming that no shares are available through the over-subscription privilege. We have no knowledge whether such persons will exercise their rights.

(2) Each individual owns less than one percent of the outstanding shares. All directors, director nominees and executive officers as a group own less than one percent of the outstanding shares of the Company and Protection One. No director or executive officer owns any equity securities of the respective company other than common stock.

(3) Includes 7,500 shares subject to options that are currently exercisable or that become exercisable within 60 days after April 20, 2001.

(4) Includes restricted stock or restricted share units granted to executive officers and employees of Western Resources as follows: Mr. Geist, 9,445 shares; Mr. Greenwood, 4,113 shares; Mr. Koupal, 160,051 shares; Mr. Lake, 207,625 shares; Mr. Wittig, 444,320 shares.

(5) Includes 31,080 shares of the Company's common stock held by Mr. Wittig's spouse, not subject to his voting or investment power.

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

Resale of Our Common Stock

   All shares of our common stock purchased by holders of Western Resources common stock upon exercise of the rights will be freely transferable, except that shares of our common stock purchased by persons who are deemed to be our "affiliates" (as such term is defined under the Securities Act) at the time of consummation of the rights offering may be resold by them only in transactions permitted by the resale provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us or our principal stockholder, Western Resources, and may include certain officers and directors of such parties as well as principal stockholders of such parties.

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Transactions Involving Western Resources

   In connection with the rights offering, we will enter into a number of agreements with Western Resources for the purpose of allocating assets and liabilities between us and defining our continuing relationship following the rights offering. These agreements are summarized below. Each of these agreements has been negotiated in the context of a parent-subsidiary relationship and, therefore, will not be the result of negotiations between independent parties with separate representation. Thus, we cannot guarantee you that each of these agreements or the related transactions will be on as favorable terms as could have been obtained from unaffiliated third parties.

 Asset Allocation and Separation Agreement

   We have entered into an asset allocation and separation agreement with Western Resources which provides for the allocation of assets and liabilities between Western Resources and us. The allocation agreement divides non-tax assets and liabilities substantially on a corporate organizational basis such that the assets and liabilities of ours and our subsidiaries (as reflected on our balance sheet) will remain assets and liabilities of ours and our subsidiaries and the assets and liabilities of Western Resources and its subsidiaries (other than ours and our subsidiaries) will remain assets and liabilities of Western Resources. Tax assets and liabilities are not treated in the allocation agreement, but rather are addressed in a separate tax disaffiliation agreement (which is described below). Certain additional assets and liabilities relating to the unregulated business will be transferred from Western Resources to us, including certain smaller companies, certain legal claims, and certain interests in leased facilities. We will also assume liability for any discontinued non-utility operations from and after January 1, 1995. Western Resources will retain all liabilities associated with Western Resources' former gas business and electric utility business, including any marketing and other related service businesses.

   We will indemnify Western Resources with respect to (i) all of the assumed and transferred liabilities discussed above; (ii) any claims related to information in this registration statement and the proxy statement for the merger and the separation, except to the extent Western Resources or PNM has provided the information for those documents in which case Western Resources will indemnify us; and (iii) joint litigation involving Protection One and ONEOK, as well as a previous investment in ADT Ltd. In addition, we will indemnify Western Resources and PNM Holdings for certain payments under Western Resources' executive employment agreements and executive salary continuation plan, to the extent the net present value of all such payments exceed $80 million (if the payments include gross-up payments) or $50 million (if the payments do not include gross-up payments). These amounts are net of tax benefits to Western Resources, and these amounts are limited to payments under employment agreements that relate to both a change in control and a termination of employment, occurring as a result of the transactions contemplated by the merger agreement between Western Resources and PNM Holdings, and payments under the executive salary continuation plan that relate to a change in control. Western Resources will indemnify us for all other claims related to these payments, including shareholder and third party claims.

   The allocation agreement also provides the terms for repayment of a receivable in the amount of approximately $117.6 million at March 31, 2001 owed to us by Western Resources. The receivable will be increased by additional net cash advances by us to Western Resources, including the advance of the net proceeds of the rights offering. The outstanding balance of the receivable will be repaid by our election, prior to the closing of the PNM merger and the split-off, to convert the receivable into (1) convertible preference stock of Western Resources, (2) shares of our common stock currently held by Western Resources at a price based on the average market prices for the 20 trading days preceding conversion, but not less than the subscription price or (3) shares of common stock of Western Resources at a price based on the average market prices for the 20 trading days preceding conversion. Furthermore, beginning with the consummation of the rights offering, we will be required to use the proceeds of asset sales in excess of our operating needs to acquire one or more of these securities. If we do not select one of these options as of the time the asset sale proceeds become available, we will deliver the cash to Western Resources in return for an increase in the balance of the receivable, which will be repaid with the securities we ultimately select. We must make all elections prior to the closing of the PNM merger and the split-off. The agreement as to the use of the proceeds of an asset sale will terminate upon the earliest of the closing of the PNM merger and the split-off, or Western Resources' secured debt securities receiving an investment grade rating from Moody's and Standard & Poors. On February 28, 2001, we converted $350 million of the then outstanding balance of the receivable into approximately 14.4 million shares of Western Resources common stock, representing approximately 17% of Western Resources' outstanding common stock, pursuant to the allocation agreement.

   The allocation agreement also provides:

  . that the split-off will not be consummated unless the following conditions have been satisfied or waived: (1) our common stock shall have been registered under the Securities Exchange Act of 1934 and any registration statement under the Securities Act filed in connection with the split-off shall have become effective and such effectiveness shall not have been withdrawn or suspended; (2) the common stock to be delivered in the split-off shall have been approved for listing on the NYSE; (3) each of our board of directors and the Western Resources board of directors shall have received a solvency opinion in connection with the split-off, (4) the conditions to consummation of the PNM merger shall have been satisfied (other than those that will be satisfied after the split-off); (5) no injunction shall be in place and all governmental and other consents required for the consummation of the split-off shall have been obtained; (6) we shall be exempt from registration under the Investment Company Act; (7) the other intercompany agreements required to be executed by the allocation agreement shall be in force and effect; and
    (8) we shall have been released from obligations we currently have under certain split dollar insurance policies and guarantees. The split-off will be effective immediately prior to the consummation of the strategic transaction. The strategic transaction and the split-off will be consummated so that the consideration paid in the strategic transaction and the shares of common stock distributed in the split-off will be issuable only to the same Western Resources stockholders. No fractional shares will be issued in the split-off and any such shares will be sold in the open market, and the proceeds will be disbursed to each holder entitled thereto.

  . that we will pay all expenses incurred by us in connection with the rights offering and Western Resources will pay all expenses incurred in connection with the split-off.

 Shared Services Agreement

   Prior to the split-off, Western Resources will provide management and administrative services to us under the shared services agreement. This agreement may be terminated by giving one year's notice, which notice may not be given prior to the first anniversary of the closing of the PNM merger. The services to be provided by Western Resources, through its employees, will include financial reporting, accounting, auditing, tax, office services, payroll and human resources, as well as management consulting services. We will pay Western Resources for these services at various hourly charges and negotiated fees and will reimburse Western Resources for out-of-pocket expenses. As we increase our infrastructure and hire additional staff, we expect Western Resources to allocate less of its resources to administrative and management services for us.

 Option Agreement

   We will enter into a stock purchase option agreement with Western Resources that will grant us an option to purchase the interest of Western Resources in an electric power plant near Joplin, Missouri under joint development with the Empire District Electric Company. The plant is scheduled to commence operations in June 2001. Western Resources' interest in the power plant is held by Westar Generating, Inc., a subsidiary of Western Resources. The purchase option granted is for a period of three years, subject to two optional one year extension periods.


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   Among the conditions to our ability to exercise the option are that we have not been able to otherwise obtain a permanent exemption from registration under the 1940 Act, delivery of an opinion of counsel that registration under the 1935 Act will provide an exemption to the 1940 Act and that the power purchase agreement between Westar Generating and Western Resources be in place and all regulatory approvals having been obtained. A power purchase agreement provides for the sale from Westar Generating to Western Resources of the entire output of the Joplin, Missouri power plant, at cost, for a period of seven years, subject to a five year extension.

 Tax Disaffiliation Agreement

   Prior to the split-off, we and Western Resources will enter into a tax disaffiliation agreement, which will set forth each party's rights and obligations with respect to payments and refunds, if any, of Federal taxes for periods before and after the split-off and related matters such as the filing of Federal tax returns and the conduct of audits or other proceedings involving claims made by the Internal Revenue Service. This agreement will remain in force for the full period of any statute of limitations.

   Under the tax disaffiliation agreement, we will assume sole responsibility of any (i) tax liability assessed to the extent attributable to us or any corporation that will be a member of the consolidated group of which we are the common parent immediately after the distribution (the "Westar Group") and (ii) tax liability resulting from the breach by us or any member of the Westar Group of certain representations and covenants that we have provided to Western Resources relating to the distribution. An indemnity arises under the tax disaffiliation agreement only to the extent the tax liability results in a cash payment to a tax authority.

Our Transactions Involving PNM Holdings

 Registration Rights Agreement

   The registration rights agreement will be entered into as of the closing of the combination, between us and PNM Holdings upon the completion of the PNM merger. It is contemplated that any Western Resources common stock we own at the time the combination is completed will be exchanged in the combination for common stock of PNM Holdings. The registration rights agreement will allow us to register the PNM Holdings common stock for sale to the public.

   The registration rights agreement provides us with three demand registrations (not including registrations that may be completed on Form S-3) and unlimited piggyback registrations, which serve to allow us to cause PNM Holdings to register the shares of PNM Holdings which are owned by us, so as to allow us to sell these shares on the open market. The registration rights are subject to customary cutbacks, as described below.

   Our right to the three demand registrations is conditioned on each request covering at least 25,000 shares, and registrations on Form S-3 (which are limited to two per calendar year) are not counted against this limit, although are deemed "demand registrations" for the other purposes of the registration rights agreement. PNM Holdings may postpone a registration (twice in any twelve month period) if it determines that it would, in general, be harmful to PNM Holdings. We will select the managing underwriter and investment bankers for any demand registration, subject to the reasonable satisfaction of PNM Holdings.

   We also have unlimited piggyback registration rights, which permit us to participate in a registered offering by PNM Holdings on Forms S-1, S-2 or S-3. However, if the managing underwriter determines that the price or number of shares sold may be adversely impacted due to the number of shares which the parties are attempting to sell, the number may be cut back, with our shares being cut back first. PNM Holdings' other shareholders also have similar piggyback rights, permitting participation in any demand registration requested by us. Similarly, if the managing underwriter determines that the price or number of shares sold may be adversely impacted due to the number of shares which the parties are attempting to sell, the number may be cut back, with PNM Holdings' other shareholders being cut first in this situation.

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   We are responsible for 50% of our pro-rata share of direct expenses (i.e.
filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, NASD fees, stock exchange and qualification fees, fees and disbursements of our counsel and accountants) in connection with any registration statement. PNM Holdings is responsible for the balance of the expenses.

   PNM Holdings agrees to indemnify us, our officers, directors, partners, employees and agents and each person who controls us and the officers, directors, partners, employees and agents of such controlling person and each person who participates as a placement or sales agent or as an underwriter in any offering or sale of the shares, against any losses, claims, damages or liabilities arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement or the associated documents (with customary exceptions for information furnished by any of the parties above, in which case we or the other parties will indemnify PNM Holdings). Also, the agreement provides that PNM Holdings agrees not to enter into any agreement offering registration rights to any person which contains terms which are materially adverse to us, or materially adversely affect our rights, under our registration rights agreement, unless, prior to entering into such agreement, it offers registration rights on substantially similar terms to us.

 Stockholders' Agreement

   At the closing of the combination, we and PNM Holdings will enter into a stockholders' agreement, which will govern the relationship between PNM Holdings and us as an PNM Holdings stockholder.

   For the term of the agreement (discussed below), we agree, without the prior approval of a majority of the board of directors of PNM Holdings, not to

  . acquire the power to vote in excess of 9.9% of the voting securities of PNM Holdings;

  . acquire, propose to acquire, or publicly announce or otherwise disclose an intention to propose to acquire, or offer or agree to acquire an ownership percentage of PNM Holdings in excess of what we own at the closing of the PNM merger;

  . deposit any security in a voting trust or subject any security to any similar arrangement or proxy with respect to the voting of such security;

  . make or participate in any solicitation of proxies to seek to advise or influence any person to vote against any proposal or director nominee recommended to the shareholders of PNM Holdings or any of its subsidiaries by at least a majority of the board of directors of PNM Holdings;

  . form, join or in any way participate in a group (that would be required to file a statement under Section 13(d) of the Exchange Act, as amended) with respect to any security of PNM Holdings or any securities of its subsidiaries;

  . commence a merger, acquisition or other business combination transaction relating to PNM Holdings;

  . initiate a "proposal," "propose," or otherwise solicit the approval of, one or more shareholders for a "proposal" or induce or attempt to induce any other person to initiate a "proposal";

  . act, alone or in concert with others, to seek to control or influence the management, the board of directors or policies of PNM Holdings; or

  . take any other action to seek or effect control of PNM Holdings other than in a manner consistent with the terms of the agreement.

   We have agreed to certain voting restrictions with respect to the PNM Holdings stock we will hold, which generally will require us to vote our stock in the same proportion as all voting securities owned by the other shareholders of PNM Holdings. We have also agreed to certain limits on the amount of our ownership interest in PNM Holdings, although we also have the right to repurchase securities in the open market if our voting power falls below 9.9%. We and our group of subsidiaries will also agree to certain transfer restrictions on the

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securities of PNM Holdings which we and our subsidiaries hold. PNM Holdings agrees not to amend, alter or repeal, or propose the amendment, alteration or repeal of, any provision of its charter or by-laws in any manner which is inconsistent with the terms of the stockholders agreement and which adversely affects our rights under the terms of the stockholders agreement, and not to implement or amend any provision of any rights agreement in any manner which is inconsistent with the terms of the stockholders agreement or the merger agreement or which adversely affects our rights after the split-off under the terms of the agreement. However, PNM Holdings may implement a rights plan in customary form for registered holding companies under PUHCA, provided that such plan will (i) exempt us from its provisions pursuant to which ownership of a beneficial interest in PNM Holdings' securities affects the exercisability of the rights and (ii) not apply to any person that acquires less than a 20% beneficial ownership interest in PNM Holdings' voting securities. Furthermore, PNM Holdings may not create classes of stock superior to the PNM Holdings convertible preferred stock that is issued to us in the combination in voting or liquidation/dissolution rights, and agrees to take such actions as are necessary to ensure that the provisions of Section 203 of the Delaware General Corporation Law (which relates to business combinations with interested shareholders) will not be applicable to us. During the term of the agreement, we are entitled to representation on the PNM Holdings board (one board seat if there are nine or ten seats, and two seats if there are twelve seats on the board ( PNM Holdings has agreed not to cause the board of directors to have eleven seats)) and also to representation on committees.

   The stockholders agreement terminates upon the occurrence of specified events, such as PNM Holdings' failure to pay the stated quarterly dividend on any series of convertible preferred stock for four consecutive quarters; the election to the board of a majority of directors other than those nominated by the nominating committee of the board; the size of the board being increased to more than twelve directors; our and our group of subsidiaries' total ownership percentage falling below 10% for a period of 365 consecutive days; or the occurrence of any material uncured breach of the agreement or the merger agreement by PNM Holdings. The stockholders agreement may also be terminated by the mutual written agreement of PNM Holdings and us.

Our Transactions Involving Protection One

 Purchase of Protection One Europe

   On February 29, 2000, Protection One sold its European operations and certain investments to us. The consideration paid was comprised of approximately $183 million in cash and certain of Monitoring's outstanding debt securities that we had acquired with a market value of approximately $61 million (including 6.75% convertible senior subordinated notes due 2003 convertible into 3,554,560 shares of common stock of Protection One). The transaction was accounted for at book value. We agreed to pay Protection One a portion of the net gain, if any, on a subsequent sale of the business on a declining basis over the four years following the date of the purchase agreement. Protection One used the cash proceeds of the sale to reduce the $240 million outstanding balance under the $250 million senior credit facility provided by us to Monitoring.

   Based on the recommendation of a special committee of the board of directors of Protection One, the sale of Protection One's European operations and the entering into of the amendment to the senior credit facility were approved by Protection One's board of directors. The special committee received a fairness opinion from an investment banker with regard to the sale of the European operations.

   We are the lender under Protection One's senior credit facility. On
February 29, 2000, we and Protection One entered into an amendment to the senior credit facility that reduced the commitment under the senior credit facility from $250 million to $115 million, changed the maturity date from December 21, 2001 to January 2, 2001 and changed various other provisions of the facility, including the interest for borrowing and calculation of financial covenants. The amendment also provided that the commitment available under the facility may be increased by up to $40 million to finance certain acquisitions by Protection One approved by us. On December 21, 2000, we and Protection One entered into an amendment to the senior credit facility that extended the maturity date to March 2, 2001 and increased the interest rate to reflect current market conditions. On February 28, 2001, the senior credit facility was further amended to, among other changes, further extend the maturity

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date to January 2, 2002. In March 2001, we approved a $40 million increase in the commitment under the senior credit facility with the proceeds to be used to purchase Protection One bonds held by us. As of March 31, 2001, approximately $135 million was drawn under the facility. Amounts outstanding have been eliminated in our consolidated financial statements.

 Sale of Protection One Common Stock and Debt Securities

   From January 1, 2001 through March 31, 2001, Protection One purchased 13,712,704 million shares of its outstanding common stock pursuant to its share repurchase program. Concurrently with these open market purchases, Protection One purchased 11,532,104 million shares from us for $12.6 million, the same prices as the market purchases.

   In March 2001, Protection One purchased from us $66.1 million face value of its debt securities for $45.2 million.

Transactions Between Protection One and Western Resources

 Contribution Agreement

   Pursuant to a contribution agreement between Protection One and Western Resources, Western Resources has agreed to certain arrangements relating to the election of directors of Protection One. In addition, during the 10-year period following November 24, 1997, a merger or a sale of all or substantially all of the assets of Protection One involving Western Resources or any affiliate of Western Resources generally will require the prior approval of a majority of the "Independent Directors" (as defined in the contribution agreement), and Western Resources may not acquire more than 85% of the outstanding shares of common stock or other voting securities of Protection One except under specified circumstances and subject to specified limitations.

 Tax Sharing Arrangement

   A tax sharing arrangement between Protection One and Western Resources, which will be terminated upon consummation of the PNM merger, provides for the payment or receipt of amounts to or from Western Resources for tax payments made or tax benefits utilized by Western Resources. Accordingly, receivables of $3.2 million and $31.1 million at December 31, 2000 and 1999, respectively, from Western Resources have been recorded to reflect net amounts due from Western Resources pursuant to this arrangement.

 Services Agreement

   During the third quarter of 1999, Protection One entered into a service agreement with Western Resources which provides for certain services for a term of twelve calendar months commencing January 1, 2000, and continuing on a year-to-year basis thereafter until terminated by either party in accordance with the terms of the agreement. Pursuant to this agreement, Western Resources provides administrative services, including accounting, human resources, legal, facilities and technology services. During 1999, Protection One incurred charges of approximately $2 million for these services, which were based upon various hourly charges, negotiated fees and out-of-pocket expenses. These charges were approximately $7.3 million in 2000.

Other

   We may extend loans, or guarantee payment of loans being extended by a bank or other lender, in an aggregate amount not to exceed $20 million for the purchase of shares of our common stock upon the exercise of rights by our officers and directors and certain of the officers and the directors of Western Resources.

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                 DESCRIPTION OF WESTAR INDUSTRIES CAPITAL STOCK

   The following description does not purport to be complete, but summarizes the material terms of our capital stock, and is qualified in its entirety by reference to our Articles of Incorporation (the "Westar Industries Articles"), our Bylaws (the "Westar Industries Bylaws") and the Kansas General Corporation Code ("KGCC"). Copies of the Westar Industries Articles and the Westar Industries Bylaws are filed as exhibits to the Registration Statement and are incorporated by reference herein.

General

   Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, no par value, of which 5,000,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock") and 45,000,000 shares are undesignated. Upon closing of the rights offering, Westar Industries will have outstanding approximately 85.4 million shares of common stock and no shares of preferred stock.

Common Stock

 Dividend Rights

   The holders of our common stock are entitled to receive dividends, when and as declared by our Board of Directors subject to the preferred rights of the holders of the preferred stock. See "Dividend Policy."

 Voting Rights

   The holders of our common stock are entitled to one vote per share. Holders of common stock do not have cumulative voting rights.

 Liquidation Rights

   Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, our remaining assets shall belong to and be divided among the holders of our common stock after satisfaction of the liquidation preference of the preferred stock. The consolidation or merger of us with or into any other corporation or corporations or a share exchange or division involving us pursuant to applicable law will not be deemed a liquidation, dissolution or winding up under the Westar Industries Articles.

 Preemptive or Other Subscription Rights

   The holders of our common stock have no right to participate in any right of subscription to any increased or additional capital stock of ours.

 Conversion and Other Rights

   Our common stock does not have any conversion, redemption or sinking fund provisions and is not liable to further call or assessment by us. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

   Our board has the authority, without further stockholder approval, to issue the shares of preferred stock in one or more series and to fix the number of shares constituting the series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further

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vote or action by our stockholders. The issuance of preferred stock by our board could adversely affect the rights of holders of common stock. As of the date of this prospectus, except for the Series A Preferred Stock, there are no shares of preferred stock designated and no shares of preferred shares are outstanding.

   The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us and may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. We have no current plans to issue any shares of preferred stock other than the Series A Preferred Stock.

Series A Preferred Stock

   Our board of directors designated 5,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock, no par value per share. The terms of the Series A Preferred Stock are summarized below under "Rights Plan."

Rights Plan

   Our board of directors has adopted, and Western Resources, as our sole stockholder, has approved a shareholder rights plan under which our stockholders have been granted one preferred stock purchase right (each, a "purchase right") for each outstanding share of our common stock. Each purchase right, when it becomes exercisable as described below, entitles the holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, at a price of $ . , subject to adjustment. The issuance of the rights will not result in any tax consequence. The description and terms of the purchase rights are set forth in the rights agreement which has been filed as an exhibit to the registration statement of which this prospectus is a part.

   The purchase rights become exercisable upon the occurrence of a "distribution date," which is defined as the earlier to occur of:

  . ten calendar days following the date (the "shares acquisition date") of public announcement that a person or group of affiliated or associated persons, other than Western Resources (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the common stock (a "substantial block") or

  . ten calendar days following the commencement or announcement of an intention to make a tender offer or exchange offer if, upon consummation thereof, such person would be an acquiring person.

   The rights agreement does not apply to certain acquisitions, including acquisitions by a person that owns less than 20% of our common stock, acquired such stock without the intention of effecting control of Westar Industries and promptly divests sufficient shares of common stock to reduce its percentage ownership below 15%.

   The purchase rights will be transferred with and only with our common stock until the distribution date. Thereafter, separate certificates evidencing the purchase rights will be mailed to holders of record of our common stock and such separate purchase right certificates alone will evidence the purchase rights.

   The purchase rights are not exercisable until the distribution date. The purchase rights will expire at the close of business on unless earlier redeemed or exchanged by us as described below.

   In the event that:

  . we are the surviving corporation in a merger with an acquiring person and its common stock is not changed or exchanged,

  . a person or group becomes the beneficial owner of more than 15% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of our common stock which the

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   board of directors determines to be fair to and otherwise in the best interests of us and our stockholders),

  . an acquiring person engages in one or more "self-dealing" transactions as set forth in the rights agreement, or

  . during such time as there is an acquiring person, an event occurs which results in such acquiring person's ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the distribution date, each holder of a purchase right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of Westar Industries) having a value equal to two times the purchase price. Following the occurrence of any of the events set forth in the bullet points above in this paragraph, all purchase rights that are beneficially owned by any acquiring person will be null and void.

   In the event that, at any time following the shares acquisition date:

  . we are acquired in a merger or other business combination transaction
    (other than a merger described in the immediately preceding paragraph or a merger which follows an offer described in the immediately preceding paragraph), or

  . 50% or more of our assets or earning power is sold or transferred,

each holder of a purchase right (other than purchase rights which previously have been annulled and voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "triggering events."

   The purchase price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the purchase rights are subject to adjustment from time to time to prevent dilution.

   At any time after any person becomes an acquiring person, the board of directors may exchange the purchase rights (other than purchase rights owned by the acquiring person which shall have become null and void), in whole or in part, at an exchange ratio of one share of common stock (or a fraction of a share of Series A Preferred Stock having the same market value) per purchase right (subject to adjustment).

   In addition, at any time prior to 5:00 P.M. New York City time on the tenth calendar day following the shares acquisition date, we may redeem the purchase rights in whole, but not in part, at a price of $.01 per purchase right.

   Until a purchase right is exercised, the holder thereof, as such, will have no rights as a stockholder of Westar Industries, including, without limitation, the right to vote or to receive dividends.

   Each share of Series A Preferred Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend declared from time to time on the common stock, subject to certain adjustments. The Series A Preferred Stock will not be redeemable. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a preferred liquidation payment per share of $ . (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of common stock, subject to certain adjustments.

   Generally, each share of Series A Preferred Stock will vote together with the common stock and any series of preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Series A Preferred Stock will be entitled to receive 100 times the aggregate amount of stock,

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securities, cash and/or other property, into which or for which each share of common stock is changed or exchanged, subject to certain adjustments.

   These dividend, voting and liquidation rights of the Series A Preferred Stock are protected by anti-dilution provisions.

   Our board of directors may amend the rights agreement prior to the distribution date, other than those provisions relating to the principal economic terms of the purchase rights and the time period within which to redeem the purchase rights. After the distribution date, our board may amend the provisions of the rights agreement to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of purchase rights or, with certain limitations, to shorten or lengthen any time period under the rights agreement.

Certain Anti-Takeover Provisions and Statutes

 The Charter and By Laws

   Our articles and By laws and the KGCC contain several provisions that may make the acquisition of control of Westar Industries more difficult without the prior approval of the board of directors. Certain provisions of our charter and the By laws, among other things:

     (i) classify the board of directors into three classes, each of which serves for staggered three-year terms;

     (ii) provide that directors may be removed by the stockholders only for cause;

     (iii) provide that only the Chairman of the Board or the board of directors may call special meetings of the stockholders;

     (iv) provide that stockholders must comply with certain advance notice procedures in order to nominate candidates for election to the board of directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders;

     (v) provide that, except with respect to Western Resources for so long as it continuously own at least 50% of our voting stock, the stockholders' action may be taken only at annual or special meetings; and

     (vi) provide that the stockholders may amend or repeal any of the foregoing provisions of the charter or by-laws only by a vote of 80% of the stock entitled to vote generally in the election of directors.

 Business Combination Statutes

   The KGCC has a statute known as a "business combination statute." This statute restricts certain "business combinations" between a domestic corporation and an "interested stockholder." For this purpose, a "business combination" means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested stockholder. An "interested stockholder" means any person, or their affiliate or associate, who owns or controls 15% or more of the outstanding shares of the corporation's voting stock.

   Under the statute, a domestic corporation may not engage in a business combination with an interested stockholder for a period of three years following the time the interested stockholder became an interested stockholder, unless:

  . prior to that time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation

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   outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares held by specified employee stock ownership plans; or

  . at or after that time the business combination is approved by the board of directors and authorized at a stockholders' meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

   A domestic corporation may opt out of coverage of the business combination statute by including a provision to that effect in its governing corporate documents. Westar Industries has not opted out of the statute.

 Control Share Acquisition Statute

   The KGCC also has a statute known as a "control share acquisition statute." This statute provides that any person must obtain stockholder approval before acquiring any shares of stock of a publicly traded Kansas corporation, if after the acquisition he or she would have the power to exercise certain levels of voting power set forth in the statute. If the acquiring person fails to obtain stockholder approval, the acquiring person's shares lose their voting rights. The voting rights may be retained or restored only if certain disclosure requirements are met and upon the approval by both a majority of the outstanding voting stock and a majority of the outstanding voting stock after exclusion of "interested shares." For this purpose, "interested shares" means all shares owned by the acquiring person, by directors of the corporation who are also its employees, and by officers of the corporation.

   A Kansas corporation may opt out of coverage by the control share acquisition statute by including a provision to that effect in its governing corporate documents. Westar Industries has not opted out of the statute.

Listing

   Application has been made to list our common stock on the NYSE.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is the Western Resources Shareholder Services Department at P.O. Box 750320, Topeka, Kansas 66675-0320. Its telephone number is 800-527-2495.

                              PLAN OF DISTRIBUTION

   Westar Industries is distributing non-transferable rights, at no charge, to the holders of Western Resources common stock, stock options and restricted share units outstanding as of the record date. See "The Rights Offering--The Rights." You will receive one right for every six shares of Western Resources common stock, or each share of common stock underlying stock options and restricted share units, held as of the record date, provided that you will receive at least one right. Each right will entitle the holder thereof to receive, upon payment of the subscription price, one share of our common stock. Each share of common stock will have associated with it one right to purchase one one-hundredth of a share of Westar Industries preferred stock at a stipulated price in certain circumstances relating to changes in ownership of our stock under our shareholder rights agreement. Persons who fully exercise all rights distributed to them will also be entitled to subscribe at the subscription price for shares of common stock that are not otherwise purchased pursuant to the exercise of rights, subject to allocation by us as described in this prospectus under "The Rights Offering--Subscription Privileges."

   We will pay to brokers who deliver subscriptions for beneficial owners of up to 5,000 shares of Western Resources common stock on the record date, $.10 per share for each share purchased upon the exercise of the holder's rights (including shares purchased pursuant to the over-subscription privilege).

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The following summary briefly describes certain federal income tax consequences of the rights offering. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary assumes that you hold your Western Resources stock as a capital asset and does not discuss all aspects of federal income taxation that may be relevant to you, particularly if you are a type of investor that is subject to special treatment under the federal income tax laws (such as life insurance companies and foreign taxpayers), and does not discuss any aspect of state, local or foreign tax laws.

   The distribution of rights to stockholders (other than the Western Resources, Inc. Employees' 401(k) Savings Plan and employers or former employees of Western Resources receiving rights in the rights offering by reason of holding outstanding stock options or restricted share units) will be treated as a taxable dividend in an amount equal to the fair market value of the rights which we currently estimate to be $ . per right.

   Upon exercise of the rights, you will not recognize income, gain or loss. The basis of the common stock acquired upon such exercise will equal the value of the rights on the date of distribution plus the subscription price paid.

   If your rights expire unexercised, you will have a capital loss equal to the value of the rights on the date of distribution. Because utilization of capital losses against ordinary income is strictly limited, you may suffer a net tax related to receipt of rights that expire unexercised.

   In the case of employees and former employees of Western Resources who receive rights in the rights offering by reason of holding outstanding stock options or restricted share units, the receipt of such rights will not be a taxable event but the exercise of such rights will result in taxable income at the time of exercise in an amount equal to the difference between the then fair market value of the stock and the cash subscription price. Our shares that such employees or former employees receive from the exercise of those rights will have a basis equal to the value of those shares on the date of exercise. The expiration of such rights unexercised would have no tax consequences for such employees or former employees.

   Participants in the Western Resources, Inc. Employees' 401(k) Savings Plan who have any portion of their accounts invested in the Western Resources Company Stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Neither the receipt of such rights nor the exercise of such rights within the plan accounts will be a taxable event. The participant will not be taxed on amounts held in his or her account until the participant receives distributions from the plan.

   THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE RIGHTS OFFERING. THUS, WESTERN RESOURCES STOCKHOLDERS, OPTION HOLDERS, HOLDERS OF RESTRICTED SHARE UNITS AND PARTICIPANTS IN THE WESTERN RESOURCES 401(k) PLAN ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE RIGHTS OFFERING, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us by Richard D. Terrill, Executive Vice President and General Counsel of Western Resources. Mr. Terrill beneficially owns 8,287 shares of Western Resources' common stock and 101,604 restricted share units. Immediately after the rights offering, Mr. Terrill will beneficially own 18,315 shares of our common stock assuming full exercise of all rights received by him in the rights offering and no shares available through the over-subscription privilege.

                                    EXPERTS

   The consolidated financial statements of Westar Industries included in this registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in method of amortization for customer accounts in 1999 as discussed in Note 2 to the consolidated financial statements.

   The consolidated financial statements of ONEOK and its subsidiaries as of December 31, 2000, December 31, 1999 and August 31, 1999, and for the year ended December 31, 2000, the years ended August 31, 1999 and 1998 and the four months ended December 31, 1999 have been included herein in Exhibit A in reliance upon the report of KPMG LLP, independent certified public accountants, included herein in Exhibit A, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2000 consolidated financial statements refers to a change in accounting for energy trading contracts in 2000.

                             AVAILABLE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby and certain rights to purchase one one-hundredth of a share of our preferred stock at a stipulated price in certain circumstances. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock and the attached rights, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we, Western Resources, Protection One and ONEOK periodically file at the SEC's public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

   Upon completion of the rights offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                            WESTAR INDUSTRIES, INC.

                                                                          Page
                                                                          ----
Audited Financial Statements
Report of Independent Public Accountants................................. F-2
Consolidated Balance Sheets as of December 31, 2000 and 1999............. F-3
Consolidated Statements of Operations for the years ended December 31,
 2000, 1999, and 1998.................................................... F-4
Consolidated Statements of Comprehensive Income for the years ended
 December 31, 2000, 1999, and 1998....................................... F-5
Consolidated Statements of Shareholder's Equity for the years ended
 December 31, 2000, 1999, and 1998....................................... F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 2000, 1999, and 1998.................................................... F-7
Notes to Consolidated Financial Statements............................... F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder and Board of Directors of Westar Industries, Inc.:

   We have audited the accompanying consolidated balance sheets of Westar Industries, Inc. (a wholly owned subsidiary of Western Resources, Inc.) and subsidiaries (see Note 1) as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, cash flows, and shareholder's equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westar Industries, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

   As explained in Note 2 to the financial statements, effective September 1, 1999, the company changed its method of customer account amortization for most of its North American segment and for its entire European segment from the straight-line method to a declining balance (accelerated) method.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II -- Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Kansas City, Missouri

April 12, 2001

                            WESTAR INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                              (In Thousands)

                                                            December 31,
                                                       ------------------------
                                                          2000         1999
                                                       -----------  -----------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................... $     2,740  $     9,694
  Restricted cash.....................................      13,278       15,069
  Accounts receivable, net............................      60,067       72,061
  Inventories and supplies, net.......................      15,119       12,955
  Marketable securities...............................       3,946      177,128
  Deferred tax asset, current.........................      35,909       28,400
  Tax receivable from Western Resources...............         --        31,056
  Prepaid expenses and other..........................      24,565       24,615
                                                       -----------  -----------
    Total Current Assets..............................     155,624      370,978
                                                       -----------  -----------
PROPERTY, PLANT & EQUIPMENT (NET).....................      59,735       62,777
                                                       -----------  -----------
OTHER ASSETS:
  Goodwill, net.......................................     976,102    1,057,041
  Customer accounts, net..............................   1,005,505    1,122,585
  Investment in ONEOK.................................     591,173      590,109
  Receivable from Western Resources...................     379,932          --
  Deferred tax asset..................................      41,267       79,537
  Other...............................................      59,104      136,659
                                                       -----------  -----------
    Total Other Assets................................   3,053,083    2,985,931
                                                       -----------  -----------
TOTAL ASSETS.......................................... $ 3,268,442  $ 3,419,686
                                                       ===========  ===========
         LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt................ $    26,456  $    35,955
  Accounts payable....................................      20,525       26,237
  Accrued liabilities.................................      79,941       79,606
  Purchase holdbacks..................................       3,845       20,213
  Accrued income taxes................................      43,170       22,362
  Amounts due Western Resources.......................       2,026          --
  Deferred security revenues..........................      73,585       61,149
  Tax payable due Western Resources...................      26,033          --
  Other...............................................       7,597       14,074
                                                       -----------  -----------
    Total Current Liabilities.........................     283,178      259,596
                                                       -----------  -----------
LONG-TERM LIABILITIES:
  Long-term debt, net.................................     543,167      771,047
  Minority interests..................................     184,035      192,734
  Other liabilities...................................       9,968       44,451
                                                       -----------  -----------
    Total Long-Term Liabilities.......................     737,170    1,008,232
                                                       -----------  -----------
COMMITMENTS AND CONTINGENCIES (Notes 1 and 16)
SHAREHOLDER'S EQUITY:
  Common stock........................................         732          732
  Paid-in capital.....................................   1,957,467    1,869,163
  Retained earnings...................................     298,299      244,175
  Accumulated other comprehensive income..............      (8,404)      37,788
                                                       -----------  -----------
    Total Shareholder's Equity........................   2,248,094    2,151,858
                                                       -----------  -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY............ $ 3,268,442  $ 3,419,686
                                                       ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            WESTAR INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in Thousands, Except Per Share Amounts)

                                              Year Ended December 31,
                                        -------------------------------------
                                           2000         1999         1998
                                        -----------  -----------  -----------
REVENUES:
  Monitoring and related services...... $   470,509  $   508,994  $   375,840
  Other................................      68,834       91,395       46,597
                                        -----------  -----------  -----------
      Total Revenues...................     539,343      600,389      422,437
                                        -----------  -----------  -----------
COST OF REVENUES:
  Monitoring and related services......     145,671      132,877      103,521
  Other................................      40,143       47,231       25,727
                                        -----------  -----------  -----------
      Total Cost of Revenues...........     185,814      180,108      129,248
                                        -----------  -----------  -----------
Gross Profit...........................     353,529      420,281      293,189
                                        -----------  -----------  -----------
OPERATING EXPENSES:
  Selling, general and administrative..     212,048      225,978      172,005
  Depreciation and amortization........     250,530      235,353      128,336
  Other charges:
    Severance and relocation costs.....       4,380        5,809        3,400
    International power development
     costs.............................         --        (5,632)      98,916
                                        -----------  -----------  -----------
      Total Operating Expenses.........     466,958      461,508      402,657
                                        -----------  -----------  -----------
LOSS FROM OPERATIONS...................    (113,429)     (41,227)    (109,468)
                                        -----------  -----------  -----------
OTHER INCOME (EXPENSE):
  Investment earnings..................     195,723       25,152       25,540
  Impairment of marketable securities..         --       (76,166)         --
  Gain on sale of Mobile Services
   Group...............................         --        17,249          --
  Minority interests...................       8,625       12,600        2,762
  Non-recurring gain on contract
   repurchase..........................         --           --         1,511
  Other................................          74        6,761        5,711
                                        -----------  -----------  -----------
      Total Other Income (Expense).....     204,422      (14,404)      35,524
                                        -----------  -----------  -----------
EARNINGS (LOSS) BEFORE INTEREST AND
 TAXES.................................      90,993      (55,631)     (73,944)
  Interest expense.....................      55,459       85,164       52,914
                                        -----------  -----------  -----------
EARNINGS (LOSS) BEFORE INCOME TAXES....      35,534     (140,795)    (126,858)
  Income tax (benefit) expense.........      26,841      (58,074)     (43,167)
                                        -----------  -----------  -----------
EARNINGS (LOSS) BEFORE EXTRAORDINARY
 GAIN AND ACCOUNTING CHANGE............       8,693      (82,721)     (83,691)
  Extraordinary gain, net of tax effect
   of $26,514, $6,323 and $2,730.......      49,241       11,743        1,591
  Cumulative effect of an accounting
   change, net of tax of $1,097........      (3,810)         --           --
                                        -----------  -----------  -----------
NET INCOME (LOSS)...................... $    54,124  $   (70,978) $   (82,100)
                                        ===========  ===========  ===========
Average common shares outstanding
 (Notes 1 and 2).......................  73,197,115   73,197,115   73,197,115
EARNINGS (LOSS) PER AVERAGE COMMON
 SHARE OUTSTANDING--BASIC AND DILUTED:
  Before extraordinary gain and
   accounting change................... $      0.12  $     (1.13) $     (1.14)
  Extraordinary gain, net of tax.......        0.67         0.16         0.02
  Accounting change, net of tax........       (0.05)         --           --
                                        -----------  -----------  -----------
  After extraordinary gain and
   accounting change................... $      0.74  $     (0.97) $     (1.12)
                                        ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            WESTAR INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                              (In Thousands)

                                                    Year Ended December 31,
                                                  -----------------------------
                                                    2000       1999      1998
                                                  ---------  --------  --------
NET INCOME (LOSS)................................ $  54,124  $(70,978) $(82,100)
                                                  ---------  --------  --------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
  Unrealized holding gains/(losses) on marketable
   securities arising during the year............    43,174   (55,420)  (17,244)
  Reclassification adjustment for (gains)/losses
   included in net income........................  (114,948)  102,417    14,029
                                                  ---------  --------  --------
  Net change in unrealized gain (loss) on
   marketable securities.........................   (71,774)   46,997    (3,215)
  Foreign currency translation adjustment........    (6,364)     (115)   (1,026)
  Income tax (expense) benefit...................    31,946   (18,602)    1,630
                                                  ---------  --------  --------
    Total other comprehensive income (loss), net
     of tax......................................   (46,192)   28,280    (2,611)
                                                  ---------  --------  --------
COMPREHENSIVE INCOME (LOSS)...................... $   7,932  $(42,698) $(84,711)
                                                  =========  ========  ========




  The accompanying notes are an integral part of these consolidated financial statements.

                            WESTAR INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                              (In Thousands)

                                                Year Ended December 31,
                                            ----------------------------------
                                               2000        1999        1998
                                            ----------  ----------  ----------
COMMON STOCK:
  Beginning balance........................ $      732  $      732  $      732
                                            ----------  ----------  ----------
  Ending balance...........................        732         732         732
                                            ----------  ----------  ----------
PAID-IN CAPITAL:
  Beginning balance........................  1,869,163     911,902     888,131
  Contributions............................     88,304     957,261      23,771
                                            ----------  ----------  ----------
  Ending balance...........................  1,957,467   1,869,163     911,902
                                            ----------  ----------  ----------
RETAINED EARNINGS:
  Beginning balance........................    244,175     315,153     397,253
  Net income (loss)........................     54,124     (70,978)    (82,100)
                                            ----------  ----------  ----------
  Ending balance...........................    298,299     244,175     315,153
                                            ----------  ----------  ----------
ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Beginning balance........................     37,788       9,508      12,119
  Unrealized (loss) gain on marketable
   securities..............................    (71,774)     46,997      (3,215)
  Unrealized (loss) on currency
   translation.............................     (6,364)       (115)     (1,026)
  Income tax benefit (expense).............     31,946     (18,602)      1,630
                                            ----------  ----------  ----------
  Ending balance...........................     (8,404)     37,788       9,508
                                            ----------  ----------  ----------
TOTAL SHAREHOLDER'S EQUITY................. $2,248,094  $2,151,858  $1,237,295
                                            ==========  ==========  ==========




  The accompanying notes are an integral part of these consolidated financial statements.

                            WESTAR INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (In Thousands)

                                                 Year Ended December 31,
                                             ---------------------------------
                                               2000       1999        1998
                                             ---------  ---------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................... $  54,124  $ (70,978) $   (82,100)
  Extraordinary gain........................   (49,241)   (11,743)      (1,591)
  Depreciation and amortization.............   250,530    235,353      128,336
  Equity in earnings from investments.......   (11,219)    (8,199)      (6,064)
  Cumulative effect of accounting change....     3,810        --           --
  Minority interests........................    (8,625)   (12,600)      (2,762)
  (Gain) loss on sale of marketable
   securities...............................  (114,948)    26,251       13,843
  Impairment of marketable securities.......       --      76,166          --
  Accretion of debt premium.................    (6,237)    (6,799)       3,034
  Gain on sale of investments...............    (9,562)   (17,249)         --
  International power development costs.....       --      (5,632)      98,916
  Net deferred taxes........................    64,854    (25,825)     (83,449)
  Changes in other working capital (net of
   effects from acquisitions and
   dispositions):
    Restricted cash.........................     1,791      3,348       (6,430)
    Accounts receivable, net................    12,832     11,494      (19,244)
    Inventories and supplies................      (971)    (3,275)      (3,769)
    Accounts payable........................    (5,773)     7,399         (307)
    Accrued liabilities.....................       335     (1,485)      (9,553)
    Accrued income taxes....................    20,808     (3,762)        (683)
    Deferred security revenue...............    (2,066)     3,479       (2,237)
    Prepaid expenses and other..............    41,958    (37,711)     (14,699)
  Changes in other assets and liabilities...   (37,664)   (54,657)     (11,789)
                                             ---------  ---------  -----------
Cash flows provided by (used in) operating
 activities.................................   204,736    103,575         (548)
                                             ---------  ---------  -----------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Additions to property, plant and
   equipment, net...........................   (22,567)   (32,644)     (32,711)
  Customer account acquisitions.............   (44,059)  (242,667)    (277,667)
  Monitored security company acquisitions,
   net of cash acquired.....................   (11,748)   (27,407)    (549,196)
  Purchases of marketable securities........       --     (12,003)    (261,036)
  Proceeds from sale of marketable
   securities...............................   218,609     73,456       30,479
  Other investments (net)...................    53,260     (4,115)     (53,374)
                                             ---------  ---------  -----------
Cash flows provided by (used in) investing
 activities.................................   193,495   (245,380)  (1,143,505)
                                             ---------  ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Funding received from (advanced to)
   Western Resources........................  (289,602)   (40,568)     562,980
  Payments on long-term debt................  (121,820)   (31,743)    (118,430)
  Proceeds from long-term debt..............     6,237    213,809      645,767
                                             ---------  ---------  -----------
Cash flows (used in) provided by financing
 activities.................................  (405,185)   141,498    1,090,317
                                             ---------  ---------  -----------
NET DECREASE IN CASH AND CASH EQUIVALENT....    (6,954)      (307)     (53,736)
CASH AND CASH EQUIVALENTS:
  Beginning of period.......................     9,694     10,001       63,737
                                             ---------  ---------  -----------
  End of period............................. $   2,740  $   9,694  $    10,001
                                             =========  =========  ===========
Supplemental Disclosures of Cash Flow
 Information
Cash Paid For:
  Interest.................................. $  59,416  $  69,012  $    18,695
  Income taxes..............................       --         783          311

  The accompanying notes are an integral part of these consolidated financial statements.

                            WESTAR INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.BUSINESS AND ORGANIZATION

 Business

   Westar Industries, Inc. (hereinafter referred to as "Westar Industries," the "Company," "we," "us" or "our"), a wholly owned subsidiary of Western Resources, is principally engaged in the monitored security business through Protection One and Protection One Europe, which provided monitored security services to approximately 1.5 million customers in North America and Europe at December 31, 2000. We also have interests in a natural gas company and international power generation facilities.

 Description of Transaction

   As described in the prospectus of which these consolidated financial statements are a part, we intend to distribute, at no charge, non-transferable rights to holders of Western Resources common stock, stock options and restricted share units. The rights will enable these persons to acquire our common stock for a fixed price for a specified time period. Each share of our common stock has associated with it one right to purchase one one-hundredth of a share of our preferred stock at a stipulated price in certain circumstances relating to changes in our ownership. Proceeds from the rights offering will be advanced by us to Western Resources.

 Organization

   We have four primary business segments, three of which relate to our alarm monitoring business and one of which relates to our other holdings. The four segments are:

  . Protection One North America--our core North America alarm monitoring business.

  . Network Multifamily, Inc.--our North America alarm monitoring business servicing apartments, condominiums and other multifamily dwellings.

  . Protection One Europe--our alarm monitoring business in continental
    Europe and the United Kingdom.

  . Other--our other investments and operations, including (i) ONEOK, Inc.,
    (ii) a receivable due from Western Resources in the amount of approximately $379.9 million at December 31, 2000 (See Note 19), (iii) Paradigm Direct LLC ("Paradigm") (until December 15, 2000) and (iv) ownership interests in international power plants.





 Basis of Presentation

   The consolidated financial statements of Westar Industries reflect our results of operations, financial position, changes in net worth and cash flows as if we were a separate entity for all periods presented. For purposes of these financial statements, our subsidiaries are included from the date of acquisition and the ONEOK investment is included from the date the investment was made by Western Resources. The financial information included herein may not necessarily reflect our consolidated results of operations, financial position, changes in net worth and cash flows as if we had been a separate, stand-alone entity during the periods presented.

   These consolidated financial statements were prepared in accordance with GAAP for purposes of this filing. The consolidated financial statements reflect certain assets, liabilities, revenues and expenses directly attributable to us as well as allocations deemed reasonable by management to present the financial position, results of operations and cash flows on a stand-alone basis. The allocation methodologies have been described within the notes to these consolidated financial statements. Management considers the allocation methodologies

                            WESTAR INDUSTRIES, INC.

adopted to be reasonable; however, the costs of these services charged to us may not necessarily be indicative of costs that would have been incurred if we had performed these functions entirely as a stand-alone entity.

   The accompanying audited financial statements as of December 31, 2000 and 1999, and for the three years in the period ended December 31, 2000 have been presented on a consolidated basis to reflect the operations of Westar Industries and subsidiaries after elimination of all material accounts and transactions between all affiliated entities.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include amortization periods, allowance for doubtful accounts, income tax valuation allowances, and the allocation of certain general and administrative expenses. Actual amounts and results could differ from those estimates.

 Cash and Cash Equivalents

   All highly liquid investments purchased with a remaining maturity of three months or less at the date acquired are considered cash equivalents. These investments, consisting of money market funds, are stated at cost, which approximates market.

 Restricted Cash

   Restricted cash consists of cash used to collateralize letters of credit and cash held in escrow.

 Accounts Receivable

   Gross receivables, which consist primarily of trade accounts receivable, of $105.9 million at December 31, 2000 and $102.9 million at December 31, 1999 have been reduced by allowances for doubtful accounts of $45.8 million and $30.8 million respectively.

 Marketable Securities

   Management classifies our marketable securities as "Available-for-Sale" in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are reported at fair value based on quoted market prices. Cumulative, temporary unrealized gains and losses, net of the related tax effect, are reported as a separate component of shareholder's equity until realized. Current temporary changes in unrealized gains and losses are reported as a component of other comprehensive income. Realized gains and losses are included in earnings and are derived using the specific identification method.

 Inventories

   Inventories, primarily comprised of alarm systems and parts, are stated at the lower of average cost or market.

                            WESTAR INDUSTRIES, INC.

 Property and Equipment

   Property and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives. Gains or losses from retirements and dispositions of property and equipment are recognized in income in the period realized. Repair and maintenance costs are expensed as incurred.

   Estimated useful lives of property and equipment are as follows:

       Furniture, fixtures and equipment.......................       5-10 years
       Data processing and telecommunications.................. 8 months-7 years
       Leasehold improvements..................................       5-10 years
       Vehicles................................................          5 years
       Buildings...............................................         40 years

 Customer Accounts

   Customer accounts are stated at cost. Cost includes amounts paid to dealers and the estimated fair value of accounts acquired in business acquisitions. Internal costs incurred in support of acquiring customer accounts are expensed as incurred.

   Protection One and Protection One Europe historically amortized most customer accounts by using the straight-line method over a ten-year life except for accounts acquired from Westinghouse for which an eight year 120% declining balance has been applied. The choice of an amortization life was based on estimates and judgments about the amounts and timing of expected future revenues from these assets and average customer account life. Selected periods were determined because, in Protection One's and Protection One Europe's opinion, they would adequately match amortization cost with anticipated revenue.

   Protection One and Protection One Europe conducted a comprehensive review of their amortization policies during the third quarter of 1999. This review was performed specifically to evaluate the historic amortization policies in light of the inherent declining revenue curve over the life of a pool of customer accounts and Protection One's historical attrition experience. After completing the review, Protection One identified three distinct pools, each of which has distinct attributes that affect differing attrition characteristics. The pools correspond to Protection One's North America, Multifamily and Europe business segments. For the North America and Europe pools, the analyzed data indicated that Protection One can expect attrition to be greatest in years one through five of asset life and that a change from a straight-line to a declining balance (accelerated) method would more closely match future amortization cost with the estimated revenue stream from these assets. Protection One elected to change to that method except for accounts acquired in the Westinghouse acquisition which use an accelerated method. No change was made in the method used for the Multifamily pool.

   Our amortization rates consider the average estimated remaining life and historical and projected attrition rates. The amortization method for each customer pool is as follows:

       Pool                                   Method
       ----                                   ------
       North America:
         Acquired Westinghouse customers..... Eight-year 120% declining balance
         Other customers..................... Ten-year 130% declining balance
       Protection One Europe................. Ten-year 125% declining balance
       Multifamily........................... Ten-year straight-line

   Adoption of the declining balance method effectively shortens the estimated expected average customer life for these customer pools, and does so in a way that does not make it possible to distinguish the effect of a

                            WESTAR INDUSTRIES, INC.

change in method (straight-line to declining balance) from the change in estimated lives. In such cases, generally accepted accounting principles require that the effect of such a change be recognized in operations in the period of the change, rather than as a cumulative effect of a change in accounting principle. Protection One changed to the declining balance method in the third quarter of 1999 for Protection One Europe customers and North America customers which had been amortized on a straight-line basis. Accordingly, the effect of the change in accounting principle increased Protection One's amortization expense reported in the third quarter of 1999 by approximately $40 million. Accumulated amortization would have been approximately $34 million higher through the end of the second quarter of 1999 if the declining balance method had historically been used.

   In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets held and used by us are evaluated for recoverability on a periodic basis or as circumstances warrant. An impairment would be recognized when the undiscounted expected future operating cash flows by customer pool is less than the carrying value of capitalized customer accounts and related goodwill.

   Goodwill has been recorded in business acquisitions where the principal asset acquired was the recurring revenues from the acquired customer base. For purposes of the impairment analysis, goodwill was considered to be directly related to the acquired customers.

   Due to the high level of customer attrition experienced in 2000 and 1999, the decline in market value of Protection One's publicly traded equity and debt securities and because of recurring losses, Protection One and Protection One Europe performed an impairment test on their customer account assets and goodwill in both 2000 and 1999. This test indicated that future estimated undiscounted cash flows exceeded the sum of the recorded balances for customer accounts and goodwill.

   Customer account accumulated amortization was $493.4 million and $328.8 million as of December 31, 2000 and 1999, respectively. Customer account amortization expense is $163.3 million, $186.0 million and $96.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

 Goodwill

   Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Protection One and Protection One Europe changed their estimated goodwill life from 40 years to 20 years on January 1, 2000. After that date, remaining goodwill, net of accumulated amortization is being amortized over its remaining useful life based on a 20-year life. The change in estimate resulted in additional goodwill amortization for the year ended December 31, 2000 of $33 million. The resulting reduction to net income for the year was $26.1 million or a decrease in earnings per share of $0.36.

   The carrying value of goodwill was included in Protection One's and Protection One Europe's evaluations of recoverability of customer accounts. No reduction in the carrying value was necessary at December 31, 2000.

   The Financial Accounting Standards Board (FASB) issued an exposure draft on February 14, 2001, which, if adopted as proposed, would establish a new accounting standard for the treatment of goodwill in a business combination. The new standard would continue to require recognition of goodwill as an asset in a business combination but would not permit amortization as currently required by APB Opinion No. 17, "Intangible Assets." The new standard would require that goodwill be separately tested for impairment using a fair-value based approach as opposed to an undiscounted cash flow approach which is required under current accounting standards. If goodwill is found to be impaired, we would be required to record a non-cash charge against income. The impairment charge would be equal to the amount by which the carrying amount of the goodwill

                            WESTAR INDUSTRIES, INC.

exceeds the fair value. Goodwill would no longer be amortized on a current basis as is required under current accounting standards. The exposure draft contemplates this standard to become effective on July 1, 2001, although this effective date is not certain. Furthermore, the proposed standard could be modified prior to its adoption.

   If the new standard is adopted, any subsequent impairment test on our customer accounts would be performed on the customer accounts alone rather than in conjunction with goodwill utilizing an undiscounted cash flow test pursuant to SFAS No. 121.

   At December 31, 2000 we had $976.1 million in goodwill assets attributable to acquisitions of businesses and $1,005.5 million in customer accounts. Together these intangible assets represent 60.6% of the book value of our total assets. If the new standard became effective July 1, 2001 as proposed, we believe it is probable that we would be required to record a non-cash impairment charge. We cannot determine the amount at this time, but we believe the amount would be material and could be a substantial portion of our intangible assets. We would no longer record goodwill amortization expense. This impairment charge would have a material adverse effect on our results of operations and could have a material adverse effect on our business and financial condition.

   Goodwill accumulated amortization was $118.6 million and $59.3 million as of December 31, 2000 and 1999, respectively. Goodwill amortization expense is $61.3 million, $29.8 million and $23.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

 Income Taxes

   We recognize a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.

   We pay for tax payments made and are reimbursed for tax benefits utilized by Western Resources in its consolidated tax return pursuant to a tax sharing arrangement. The income tax provision has been calculated as if we filed on a stand-alone basis. If Western Resources completes its proposed transaction with Public Service Company of New Mexico, including the split-off of Westar Industries, we would no longer be able to file taxes on a consolidated basis with Western Resources. As a result, deferred tax assets of $85.6 million at December 31, 2000 would not be realizable and we would not be in a position to record a tax benefit for losses incurred. We would be required to record a non-cash charge against income for the portion of our deferred tax assets determined not to be realized, which could be material.

 Revenues

   Monitored security service revenues are recognized when security services are provided. Installation revenues, sales revenues on equipment upgrades and direct costs of installations and sales are deferred for residential customers with service contracts. For commercial customers and our national account customers, revenue is dependent upon each specific customer contract. In instances when we sell the equipment outright, revenues and costs are recognized in the period incurred. In cases where there is no outright sale, revenues and direct costs are deferred and amortized.

   Deferred installation revenues and system sales revenue will be recognized over the expected useful life of the customer. Deferred costs in excess of deferred revenue will be recognized over the contract life, utilizing a straight-line method. To the extent deferred costs are less than deferred revenues, such costs are recognized over the customer's estimated useful life.

                            WESTAR INDUSTRIES, INC.

   Deferred revenues result from customers who are billed for monitoring, extended service protection and patrol and response services in advance of the period in which such services are provided, on a monthly, quarterly or annual basis.

   We adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" in the fourth quarter of 2000 which had a retroactive effective date of January 1, 2000. The impact of this accounting change generally requires deferral of certain monitored security services sales for installation revenues and direct sales-related expenses. Deferral of these revenues and costs is generally necessary when installation revenues have been received and a monitoring contract to provide future service is obtained. Historically, Protection One acquired a majority of its customers by acquisition or through an independent dealer program for its North American operations. Dealers billed and retained any installation revenues. In 2000, Protection One began an internal sales program. Because of these factors, the impact of adopting SAB No. 101 for Protection One was not significant. Protection One Europe has a larger concentration of commercial customers where installation revenues and related costs had previously been recognized.

   The cumulative effect of the change in accounting principle was approximately $3.8 million, net of tax benefits of $1.1 million and is related to changes in revenue recognition at Protection One Europe. Prior to the adoption of SAB No. 101, Protection One Europe recognized installation revenues and related expenses upon completion of the installation. Pro forma amounts and amounts per share, assuming the change in accounting principle was applied retroactively, are as follows:

                                                SAB No. 101
                            As Reported           Effect            Pro Forma
                         ------------------- ------------------ -------------------
                          Amount   Per share Amount   Per share  Amount   Per share
                         --------  --------- -------  --------- --------  ---------
                                (in thousands, except per share amounts)
Earnings (loss) before
 extraordinary gain
 and accounting change:
 For the Years Ended
  December 31, 2000..... $  8,693    $0.12   $   --     $ --    $  8,693    $0.12
  December 31, 1999.....  (82,721)   (1.13)   (2,800)   (0.04)   (85,521)   (1.17)
  December 31, 1998.....  (83,691)   (1.14)   (1,010)   (0.02)   (84,701)   (1.16)
 Net Income (loss):
 For the Years Ended
  December 31, 2000..... $ 54,124    $0.74   $ 3,810    $0.05   $ 57,934    $0.79
  December 31, 1999.....  (70,978)   (0.97)   (2,800)   (0.04)   (73,778)   (1.01)
  December 31, 1998.....  (82,100)   (1.12)   (1,010)   (0.02)   (83,110)   (1.14)

 Advertising Costs

   Printed materials are generally expensed as incurred. Broadcast advertising costs are expensed upon the first broadcast of the respective advertisement. Total advertising expense was $1.4 million, $3.0 million, and $3.7 million during the years ended December 31, 2000, 1999 and 1998, respectively.

 Earnings (Loss) Per Share

   Earnings (loss) per share as reflected on the consolidated statement of operations, has been computed and presented in accordance with SFAS No. 128, "Earnings Per Share." The weighted average common shares outstanding used in the computation of earnings (loss) per share for each period presented was the shares

                            WESTAR INDUSTRIES, INC.

outstanding giving effect to the stock split described in Note 1. The number of shares outstanding after this stock split was assumed to be 73,197,115 shares of our common stock. The actual number of shares of our outstanding common stock will be the same as the number of diluted outstanding shares of Western Resources' common stock on the record date for the rights offering, which we estimate will be approximately 73,197,115 shares.

 Concentrations of Credit Risk

   Financial instruments which potentially subject us to concentrations of credit risk consist principally of trade receivables from a large number of customers, including both residential and commercial, dispersed across a wide geographic base. We extend credit to our customers in the normal course of business, perform periodic credit evaluations and maintain allowances for potential credit losses. We have customers located throughout the United States, Canada, and Europe. We do not believe a significant loss from a concentration of credit risk exists.

 Minority Interests

   Minority interests represent the minority shareholders' proportionate share of the shareholders' equity and net loss of Protection One.

 Reclassifications

   Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.

3.RELATED PARTY TRANSACTIONS

 Cash Management

   Protection One and Protection One Europe maintain their own cash management functions. Historically, Westar Industries, exclusive of Protection One and Protection One Europe, utilized the central cash management system of Western Resources. Following completion of the rights offering, we intend to utilize the cash management systems of Western Resources.

 Financing Arrangements and Liquidity

   We have historically relied on Western Resources for our capital needs. Liquidity available through amounts due from Western Resources combined with cash flows of Protection One and Protection One Europe, dividends from ONEOK and from other investments and our existing cash balances are expected to be adequate and provide for our liquidity requirements.

 General and Administrative

   Our direct operating costs are charged directly to us. Other costs are allocated by Western Resources and include the estimated costs of information systems services, payroll and benefits administration, purchasing and certain other accounting and administrative services. These costs were allocated based upon headcount, square

                            WESTAR INDUSTRIES, INC.

footage, revenue, and other factors which management believes to be reasonable. Allocated costs do not include those incurred by Protection One under its shared services agreement. Allocated costs are as follows:

       Year Ended December 31,                                       Amount
       -----------------------                                   --------------
                                                                 (in thousands)
       2000.....................................................    $10,735
       1999.....................................................      3,628
       1998.....................................................      4,894

   Management believes that the allocation methodologies applied are reasonable. However, management believes it is not practicable to determine whether the allocated amounts represent amounts that would have been incurred on a stand-alone basis.

 Shared Corporate Services

   We will enter into a shared services agreement with Western Resources prior to completion of the rights offering. Under this agreement a portion of Western Resources' shared corporate services (such as human resources, legal, accounting and auditing, tax, treasury, strategic planning, investor relations and corporate technology) will be allocated to us based upon specific identification of such services used by us. Where determinations based on use alone are impracticable, other methods and criteria will be used that management believes provide a reasonable estimate of the cost attributable to us.

   Protection One has entered into a shared services agreement with Western Resources. Pursuant to this agreement, Western Resources provides administrative services including accounting, human resources, legal, facilities and technology. Since entering into the agreement, Protection One incurred charges of approximately $7.3 million and $2.0 million through December 31, 2000 and 1999, respectively, which were based upon various hourly charges, negotiated fees and out of pocket expenses. At December 31, 2000 Protection One had a net intercompany balance due to Western Resources of $1.2 million, primarily for these services.

 Receivable from Western Resources

   We have a receivable from Western Resources for approximately $379.9 million at December 31, 2000. The receivable will be increased by additional cash advances by us to Western Resources, including the advance of the net proceeds of the rights offering and any asset sales. The receivable currently bears interest at 8.5% per annum. The outstanding balance of the receivable immediately prior to the closing of the PNM merger will be repaid by converting the receivable into (1) shares of our common stock owned by Western Resources at a price based on the average market prices for the 20 trading days preceding conversion but not less than the subscription price in the rights offering,
(2) shares of Western Resources common stock based on the average market prices for the 20 trading days preceding conversion, or (3) shares of Western Resources convertible preference stock. We have the right to choose the time of conversion and the security to be received subject to certain restrictions in the PNM merger agreement. At the effective time of the PNM merger and the split-off, any Western Resources common stock owned by us will be converted into PNM Holdings common stock based on the merger exchange ratio, and any Western Resources convertible preference stock owned by us will be converted into PNM Holdings convertible preferred stock (see Note 19).

 Intercompany Interest Income

   Investment earnings for 2000 include intercompany interest income paid to us from Western Resources of $6.1 million from the receivable from Western Resources.

                            WESTAR INDUSTRIES, INC.

 Western Resources Capital Contributions

   Our paid in capital at December 31, 2000 includes approximately $957.3 million of capital contributions recorded in an intercompany account in prior periods. Management believes this change is consistent with the substance of our intercompany transactions.

 Marketing Agreement

   Protection One entered into a three-year marketing agreement with Paradigm Direct LLC ("Paradigm") during 1999. We had a 40% ownership interest in Paradigm which we sold on December 15, 2000. Under the arrangement, Protection One was to purchase a targeted number of accounts from Paradigm during each year of the agreement following an initial pilot program. Protection One expensed $4.3 million for 2000 for marketing services provided by Paradigm pursuant to the marketing agreement. During 1999, Protection One expensed $1.0 million paid to Paradigm in the third quarter in connection with startup costs relative to this program. Subsequent to year-end, Protection One converted this program from an account acquisition program to a lead generation program. The pilot program Protection One had with Paradigm, which utilized direct marketing to produce customer accounts, was concluded on June 30, 2000 and the marketing agreement was terminated on September 30, 2000.

 ONEOK Stock Repurchase

   In 1999, Western Resources and Westar Industries sold a total of 984,000 shares of ONEOK stock to ONEOK as a result of ONEOK's repurchase program. We reduced our investment in ONEOK for proceeds received from this sale. All such shares were required to be sold to ONEOK in accordance with a Shareholder Agreement between Western Resources and ONEOK. Our ownership interest remains at approximately 45% as of December 31, 2000.

 Protection One Stock Repurchase

   In 2000, Protection One had purchased a total of 6,826,813 shares of its outstanding common stock for $5.3 million. Of those shares, 5,152,113 were purchased from us for $3.4 million. The purchases from us maintained our proportionate ownership of Protection One's outstanding common stock.

 Intercompany Interest Expense

   Interest expense for 1998 includes intercompany interest expense paid to Western Resources of $11.5 million.

4.ACQUISITION TRANSACTIONS

   Protection One acquired a significant number of security companies in 1998. All companies acquired have been accounted for using the purchase method. The principal assets acquired in the acquisitions are customer accounts. The excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill. The results of operations have been included in our consolidated results of operations from the date of the acquisition.

                            WESTAR INDUSTRIES, INC.

   The following unaudited pro forma consolidated results of operations for the year ended December 31, 1998 assume all material business combinations occurred at January 1 of the year acquired.

                                                                 Year Ended
                                                             December 31, 1998
                                                                    (a)
                                                             -------------------
                                                              Amount   Per Share
                                                             --------  ---------
                                                               (in thousands,
                                                              except per share
                                                                  amounts)
   Revenues................................................. $563,472    $7.70
   Loss before extraordinary items..........................  (92,712)   (1.27)
   Net loss.................................................  (91,121)   (1.25)

--------
(a) Excludes other charges of $3.4 million and nonrecurring gains of $5.7 million.

   The unaudited pro forma financial information is not necessarily indicative of the results of operations had the entities been consolidated for the entire period nor do they purport to be indicative of results which will be obtained in the future.

5.MARKETABLE SECURITIES

   Marketable securities are valued as follows:

                                                      As of December 31,
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------  --------  --------
                                                        (in thousands)
   Equity Securities:
     Cost........................................ $  6,690  $ 43,124  $ 94,369
     Gross unrealized gain.......................      --     70,407    45,685
     Gross unrealized loss.......................   (2,744)   (1,628)  (10,182)
                                                  --------  --------  --------
     Aggregate fair value........................ $  3,946  $111,903  $129,872
                                                  ========  ========  ========
     Sales proceeds.............................. $128,502  $ 48,473  $ 27,904
                                                  ========  ========  ========
     Realized gain (loss) from sales, net........ $ 90,067  $(15,043) $(13,943)
                                                  ========  ========  ========
   Debt Securities:
     Cost........................................ $    --   $ 65,225  $172,129
     Gross unrealized gain.......................      --        --        --
     Gross unrealized loss.......................      --        --    (13,924)
                                                  --------  --------  --------
     Aggregate fair value........................ $    --   $ 65,225  $158,205
                                                  ========  ========  ========
     Sales proceeds.............................. $ 90,107  $ 24,983  $  2,575
                                                  --------  --------  --------
     Realized gain (loss) from sales, net........ $ 24,881  $(11,208) $    100
                                                  ========  ========  ========

   During the year ended December 31, 2000, we recorded investment income of $195.7 million. This income was primarily attributable to the gains on the sale of marketable securities, detailed above, and income from the ONEOK investment. A summary of investment income is as follows (in thousands):

     Gain on sale of marketable securities............................ $114,948
     ONEOK income.....................................................   45,313
     Other............................................................   35,462
                                                                       --------
       Total.......................................................... $195,723
                                                                       ========

                            WESTAR INDUSTRIES, INC.

   During the fourth quarter of 1999, we decided to sell our remaining marketable security investments in paging industry companies. These securities were classified as available-for-sale; therefore, changes in market value were historically reported as a component of other comprehensive income.

   The market value for these securities declined during the last six to nine months of 1999. We determined that the decline in value of these securities was other than temporary and a charge to earnings for the decline in value was required at December 31, 1999. Therefore, a non-cash pre-tax charge of $76.2 million was recorded in the fourth quarter of 1999. This charge to earnings is presented separately in the accompanying Consolidated Statements of Operations.

   In February 2000, a paging company whose securities were included in the securities discussed in the paragraph above at December 31, 1999, made an announcement that significantly increased the market value of paging company securities generally in the public markets. During the first quarter of 2000, the remainder of our paging securities were sold and a gain of $24.9 million was realized.

   During 2000, we sold our equity investment in a gas compression company and realized a pre-tax gain of $91.1 million.

6.PROPERTY AND EQUIPMENT

   Property and equipment are summarized as follows:

                                                             As of December 31,
                                                             -------------------
                                                               2000      1999
                                                             --------- ---------
                                                               (in thousands)
   Furniture, fixtures and equipment........................ $  10,656 $ 19,126
   Data processing and telecommunication....................    78,943   60,548
   Leasehold improvements...................................     7,581    2,219
   Vehicles.................................................    12,139    7,019
   Buildings and other......................................     3,642    3,731
                                                             --------- --------
                                                               112,961   92,643
   Less accumulated depreciation............................    53,226   29,866
                                                             --------- --------
   Property and equipment, net.............................. $  59,735 $ 62,777
                                                             ========= ========

   Depreciation expense was $26.0 million, $19.5 million and $8.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

7.CUSTOMER ACCOUNTS

   The following is a rollforward of the investment in customer accounts (at cost):

                                                             December 31,
                                                         ----------------------
                                                            2000        1999
                                                         ----------  ----------
                                                            (in thousands)
   Beginning customer accounts, net..................... $1,122,585  $1,009,084
   Acquisition of customer accounts.....................     54,993     337,464
   Amortization of customer accounts....................   (163,297)   (185,974)
   Non-cash charges against purchase holdbacks..........     (8,776)    (37,989)
                                                         ----------  ----------
   Ending customer accounts, net........................ $1,005,505  $1,122,585
                                                         ==========  ==========

                            WESTAR INDUSTRIES, INC.

   Accumulated amortization of the investment in customer accounts at December 31, 2000 and 1999 was $493.4 million and $328.8 million, respectively.

8.EQUITY METHOD INVESTMENTS

   Our investments which are accounted for by the equity method are as follows:

                                                                    Equity
                                                                   Earnings
                                                                    for the
                                 Ownership at    Investment at    Year Ended
                                 December  31,   December  31,   December 31,
                                 ------------- ----------------- -------------
                                     2000        2000     1999    2000   1999
                                 ------------- -------- -------- ------ ------
                                            (dollars in thousands)
   ONEOK (a)....................         45%   $591,173 $590,109 $8,213 $6,945
   Paradigm (b).................         --         --    35,385  3,006  1,254
   International companies and
    joint ventures (c)..........   9% to 50%     13,514   18,724  4,799    --

  --------

  (a) We also received preferred and common dividends of approximately $39.8 million and $41.2 million in 2000 and 1999, respectively.
  (b) This investment was sold on December 15, 2000.
  (c) Investment is aggregated. Individual investments are not material.

 Investment in ONEOK

   The following summarized financial information for our investment in ONEOK is as follows:

                                                            As of December 31,
                                                           --------------------
                                                              2000      1999
                                                           ---------- ---------
                                                              (in thousands)
  Balance Sheet:
    Current assets........................................ $3,324,959 $ 595,386
    Non-current assets....................................  4,044,177 2,645,854
    Current liabilities...................................  3,535,352   786,713
    Non-current liabilities...............................  2,608,827 1,303,003
    Equity................................................  1,224,957 1,151,524

                                                            For the Year Ended
                                                               December 31,
                                                           ---------------------
                                                              2000       1999
                                                           ---------- ----------
                                                              (in thousands)
  Income Statement:
    Revenues.............................................. $6,642,858 $2,064,726
    Net revenues..........................................    797,132    648,249
    Net income............................................    145,607    106,873

   At December 31, 2000, our ownership interest in ONEOK was comprised of approximately 2.2 million common shares and approximately 19.9 million convertible preferred shares. If all the preferred shares were converted, we would own approximately 45% of ONEOK's common shares outstanding.

                            WESTAR INDUSTRIES, INC.

9.LONG-TERM DEBT

   Long-term debt and the fixed or weighted average interest rates are as follows:

                                                            December 31,
                                                          ------------------
                                                            2000      1999
                                                          --------  --------
                                                           (in thousands)
   Senior Subordinated Notes, maturing January 2009,
    fixed rate of 8.125% (a)............................. $255,740  $341,415
   Senior Unsecured Notes, maturing August 2005, fixed
    rate of 7.375%.......................................  204,650   250,000
   Senior Subordinated Discount Notes, maturing June
    2005, effective
    rate of 11.8%........................................   42,887    87,038
   Convertible Senior Subordinated Notes, maturing
    September 2003,
    fixed rate of 6.75%..................................   23,785    53,950
   Other debt obligations, including capital leases......   42,561    74,599
                                                          --------  --------
   Total long term debt..................................  569,623   807,002
   Less current portion..................................  (26,456)  (35,955)
                                                          --------  --------
   Long-term debt (net).................................. $543,167  $771,047
                                                          ========  ========

  --------
  (a) The rate is currently 8.625% and will continue at that rate until the exchange offer related to the offering is completed.

 Senior Subordinated Notes

   In 1998, Protection One issued $350 million of unsecured 8.125% Senior Subordinated Notes due 2009. The notes are redeemable at Protection One's option, in whole or in part, at a predefined price.

   Protection One has not completed a required exchange offer and, as a result, the interest rate on these notes has been 8.625% since June 1999. If the exchange offer is completed, the interest rate will revert back to 8.125%. Interest on this facility is payable semi-annually on January 15 and July 15.

 Senior Unsecured Notes

   In 1998, Protection One issued $250 million of Senior Unsecured Notes. Interest is payable semi-annually on February 15 and August 15. The notes are redeemable at Protection One's option, in whole or in part, at a predefined price.

 Senior Subordinated Discount Notes

   In 1995, Protection One issued $166 million of unsecured Senior Subordinated Discount Notes with a fixed interest rate of 13.625%. Interest payments began in 1999 and are payable semi-annually on June 30 and December 31. In connection with the acquisition of Protection One in 1997, these notes were restated to fair value reflecting a current market yield of approximately 6.4% through June 30, 2000, the first full call date of the notes. Since the notes were not called on that date the current market yield was adjusted to 11.8% as of July 1, 2000. The 1997 revaluation resulted in bond premium being recorded to reflect the increase in value of the notes as a result of the decline in interest rates since the note issuance. The revaluation had no impact on the expected cash flow to existing noteholders. As of June 30, 2000 the notes became redeemable, at Protection One's option, at a specified redemption price.

 Convertible Senior Subordinated Notes

   In 1996, Protection One issued $103.5 million of Convertible Senior Subordinated Notes. Interest is payable semi-annually on March 15 and September
15. The notes are convertible at any time at a conversion price of $11.19 per share. As of September 19, 1999 the notes became redeemable, at Protection One's option, at a specified redemption price.

                            WESTAR INDUSTRIES, INC.

 Other

   Represents debt obligations assumed from an acquisition of a French security company in 1998, debt related to international power projects and capital leases. Interest rates on these obligations range from 8.5% to 18%.

 Extinguishments of Debt

   During 2000 and 1999, we recorded extraordinary gains (losses) on the extinguishment of debt instruments as follows:

  . During 2000, we purchased $170.0 million face value of Protection One bonds on the open market. In exchange for cash and the settlement of certain intercompany payables and receivables, $103.9 million of these debt securities were transferred to Protection One. Protection One also purchased $30.5 million face value of its bonds on the open market during 2000. An extraordinary gain of $49.2 million, net of tax of $26.5 million was recognized at December 31, 2000 on these retirements.

  . In the fourth quarter of 1999, we purchased Protection One bonds on the open market at amounts less than the carrying amount of the debt. We have recognized an extraordinary gain of $13.4 million, net of tax, at December 31, 1999 related to the retirement of this debt.

  . During 1999, we acquired Protection One's Senior Credit Facility from
    Protection One's lenders. We recognized an extraordinary loss of $1.7 million, net of tax on this transaction.

  . In 1998, Protection One redeemed senior subordinated discount notes with a book value of $69 million and recorded an extraordinary gain on the extinguishment of $1.6 million, net of tax. The remaining notes are redeemable at Protection One's option, in whole or in part, at any time on or after June 30, 2000, at a predefined price.

 Debt Maturities

   Debt maturities over the next five years are as follows (in thousands):

                                                                       Principal
      Year                                                              Amount
      ----                                                             ---------
      2001............................................................ $ 26,456
      2002............................................................    8,967
      2003............................................................   27,207
      2004............................................................      617
      2005............................................................  248,007
      Thereafter......................................................  258,369
                                                                       --------
                                                                       $569,623
                                                                       ========

Financial and Operating Covenants

   Most of these debt instruments contain restrictions based on "EBITDA". The definition of EBITDA varies among the various indentures. EBITDA is generally derived by adding to income (loss) before income taxes, the sum of interest expense and depreciation and amortization expense. However, under the varying definitions of the indentures, various and numerous additional adjustments are sometimes required.

                            WESTAR INDUSTRIES, INC.

   Protection One's credit facilities contain financial and operating covenants which may restrict its ability to incur additional debt, pay dividends, make loans or advances and sell assets. The financial covenants are based on Protection One's stand-alone financial results. These covenants as of December 31, 2000, unless noted otherwise, are summarized as follows:

   Debt Instrument           Financial Covenant
   ---------------           ------------------
   Senior Subordinated       Current fiscal quarter EBITDA/current fiscal
    Notes................... quarter interest expense greater than 2.25 to 1.0
   Senior Subordinated       Total debt/annualized current quarter EBITDA
    Discount Notes.......... less than 6.0 to 1.0
                             Senior debt/annualized current quarter EBITDA
                             less than 4.0 to 1.0

   At December 31, 2000, Protection One was in compliance with the covenants under the indentures relating to Protection One's public debt.

   Protection One's ability to comply with the ratios and the tests will be affected by events outside its control and there can be no assurance that it will meet those tests. Failure to meet the tests would place additional restrictions on Protection One's ability to incur indebtedness. A violation of these restrictions would result in an event of default which would allow the lenders to declare all amounts outstanding immediately due and payable.

   The indentures governing all of Protection One's debt securities require that Protection One offer to repurchase the securities in certain circumstances following a change of control.

10.SALE OF MOBILE SERVICES GROUP

   In 1999, Protection One sold the assets which comprised its Mobile Services Group. Cash proceeds of this sale approximated $20 million and Protection One recorded a pre-tax gain of approximately $17 million.

11.STOCK WARRANTS AND OPTIONS

   We account for employee stock options in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, we recognize no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

                            WESTAR INDUSTRIES, INC.

   Protection One is the only Westar Industries company which has issued stock warrants and options. A summary of warrant and option activity for Protection One's common stock from December 31, 1997 through December 31, 2000 is as follows:

                                                  Warrants   Weighted Average
                                                 And Options  Exercise Price
                                                 ----------- ----------------
   Outstanding and exercisable at December 31,
    1997........................................  2,366,435      $ 5.805
     Granted....................................  1,246,500       11.033
     Exercised..................................   (109,595)       5.564
     Surrendered................................   (117,438)      10.770
     Adjustment to May 1995 warrants............     36,837          --
                                                  ---------      -------
   Outstanding at December 31, 1998.............  3,422,739      $ 7.494
     Granted....................................  1,092,908        7.905
     Exercised..................................        --           --
     Surrendered................................   (727,529)      10.125
                                                  ---------      -------
   Outstanding at December 31, 1999.............  3,788,118      $ 7.232
     Granted....................................    922,500        1.436
     Exercised..................................     (5,440)        3.89
     Surrendered................................   (300,645)       6.698
                                                  ---------      -------
   Outstanding at December 31, 2000.............  4,404,533      $ 6.058
                                                  =========      =======
   Exercisable at December 31, 2000.............  2,860,624      $ 6.893
                                                  =========      =======

   The table below summarizes stock options and warrants for Protection One common stock outstanding as of December 31, 2000:

                                                          Weighted
                                                           Average
                                            Number of     Remaining      Weighted
                               Range of     Shares of    Contractual     Average
                            Exercise Price Common Stock Life in Years Exercise Price
                            -------------- ------------ ------------- --------------
   Exercisable
     Fiscal 1995........... $6.375 - $6.50    100,800      4 years        $6.491
     Fiscal 1996...........  8.00 - 10.313    248,400      5 years         8.022
     Fiscal 1996...........  13.750 - 15.5     99,000      5 years        14.947
     Fiscal 1997...........          9.500    110,500      6 years         9.500
     Fiscal 1997...........         15.000     37,500      6 years        15.000
     Fiscal 1997...........         14.268     50,000       1 year        14.268
     Fiscal 1998...........         11.000    671,835      7 years        11.000
     Fiscal 1998...........         8.5625     23,833      7 years        8.5625
     Fiscal 1999...........         8.9275    248,297      8 years        8.9275
     Fiscal 1999...........  5.250 - 6.125     56,222      8 years         6.028
     Fiscal 2000...........          1.438      5,000      9 years         1.438
     1993 Warrants.........          0.167    428,400      3 years         0.167
     1995 Note Warrants....          3.890    780,837      4 years         3.890
                                            ---------
                                            2,860,624
                                            ---------

                            WESTAR INDUSTRIES, INC.

                                                     Weighted
                                                      Average
                          Range of     Number of     Remaining      Weighted
                          Exercise     Shares of    Contractual     Average
                            Price     Common Stock Life in Years Exercise Price
                        ------------- ------------ ------------- --------------
   Not exercisable
     1998 options...... $      11.000    112,165      7 years       $11.000
     1998 options......        8.5625     11,917      7 years        8.5625
     1999 options......        8.9275    410,403      8 years        8.9275
     1999 options...... 5.250 - 6.125    112,444      8 years         6.028
     2000 options...... 1.313 - 1.438    896,980      9 years         1.436
                                       ---------
                                       1,543,909
                                       ---------
   Outstanding.........                4,404,533
                                       =========

   On July 9, 1997, Protection One granted an option to purchase an aggregate of 50,000 shares of its common stock in connection with an acquisition. The option has a term of four years. The purchase price of the shares issuable pursuant to the option is greater than the fair market value of the common stock of Protection One at the date of the option grant.

 1994 Stock Option Plan

   The 1994 Stock Option Plan (the "Plan"), approved by the Protection One stockholders in June 1994, provides for the award of incentive stock options to directors, officers and key employees. Under the Plan, 1,300,000 shares of Protection One's common stock are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The Plan provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

   The purchase price of the Protection One shares issuable pursuant to the options is equal to (or greater than) the fair market value of common stock at the date of option grant. The vesting period was accelerated on November 24, 1997 and all remaining options are currently exercisable.

 1997 Long-Term Incentive Plan

   The 1997 Long-Term Incentive Plan (the "LTIP"), approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options for Protection One shares of common stock to directors, officers and key employees. Under the LTIP, 4,200,000 shares are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

   Each option has a term of 10 years and vests ratably over 3 years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

                            WESTAR INDUSTRIES, INC.

   The weighted average fair value of options granted by Protection One during 2000, 1999 and 1998, estimated on the date of grant was $1.13, $5.41 and $6.87 per share, respectively. The fair value was calculated for the respective year using the following assumptions:

                                                    Year Ended December 31,
                                                   --------------------------
                                                    2000     1999      1998
                                                   ------- --------  --------
   Dividend yield.................................   0.00%    0.00%     0.00%
   Expected stock price volatility................  92.97%   64.06%    61.72%
   Risk free interest rate........................   4.87%    6.76%     5.50%
   Expected option life........................... 6 years  6 years   6 years

   No compensation cost has been recognized for issuance under the plans in 2000, 1999 and 1998. Had compensation cost for the plan been determined based on the fair value at the grant date consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our net income (loss) and income (loss) per share would have been as follows:

                                                    Year Ended December 31,
                                                   --------------------------
                                                    2000     1999      1998
                                                   ------- --------  --------
                                                        (in thousands,
                                                   except per share amounts)
   Net income (loss):
     As reported.................................. $54,124 $(70,978) $(82,100)
     Pro forma....................................  53,281  (72,812)  (83,350)
   Net income (loss) per common share (basic and
    diluted):
     As reported.................................. $  0.74 $  (0.97) $  (1.12)
     Pro forma.................................... $  0.73 $  (0.99) $  (1.14)

12.INCOME TAXES

   Components of income tax expense (benefit) are as follows:

                                                    Year Ended December 31,
                                                   --------------------------
                                                    2000     1999      1998
                                                   ------- --------  --------
                                                        (in thousands)
   Federal:
     Current...................................... $22,329 $(20,541) $(25,309)
     Deferred.....................................  18,111  (27,170)  (11,911)
   State:
     Current......................................   3,698   (1,403)   (6,458)
     Deferred.....................................   8,374   (4,069)      589
   Foreign tax expense, current...................     843    1,432     2,652
                                                   ------- --------  --------
                                                    53,355  (51,751)  (40,437)
   Less tax on extraordinary item.................  26,514    6,323     2,730
                                                   ------- --------  --------
   Total.......................................... $26,841 $(58,074) $(43,167)
                                                   ======= ========  ========

                            WESTAR INDUSTRIES, INC.

   The difference between the income tax expense (benefit) at the federal statutory rate and income tax expense (benefit) in the accompanying statements of operations is as follows:

                                                 Year ended December 31,
                                                 -----------------------
                                                  2000      1999       1998
                                                 -------   -------    -------
   Federal statutory tax rate...................      35%      (35)%      (35)%
   Effect of:
     State income taxes.........................      22        (3)        (3)
     Amortization of non-deductible goodwill....      50         4          7
     Dividends received deduction...............     (27)       (7)        (8)
     Adjustment to provision....................     --        --           7
     Other......................................      (4)      --          (2)
                                                 -------   -------    -------
   Effective income tax rate....................      76%      (41%)      (34)%
                                                 =======   =======    =======

   A tax sharing arrangement between us, Protection One and Western Resources provides for us to pay amounts to or receive payments from Western Resources for income taxes owed or tax benefits utilized by Western Resources. Accordingly, the payable of $26.0 million at December 31, 2000 reflected estimated income taxes to be paid by Western Resources in its 2000 consolidated income tax return. The receivable of $31.1 million at December 31, 1999 reflected a receivable of $20.3 million for the current tax benefit Western Resources utilized in its 1998 consolidated income tax return, and $10.8 million for the estimated current tax benefit to be utilized by Western Resources in its 1999 consolidated income tax return.


   At the end of December 31, 1999, Protection One had a deferred tax valuation allowance of $22.2 million relating to acquired net operating loss carryforwards. Protection One originally had determined that it was more likely than not that the NOLs acquired through acquisitions would not be utilized and therefore established the valuation allowance. However, due to a change in federal tax regulations regarding the utilization of acquired NOL carryforwards, approximately $19 million of these NOLs were utilized in Western Resources' 1999 consolidated tax return and $3.2 million are expected to be utilized in Western Resources' 2000 consolidated tax return. Goodwill was reduced by the NOLs utilized and expected to be utilized. Approximately $2 million of deferred tax assets existed at December 31, 2000 for which a valuation allowance has been provided.

   Deferred income tax assets and liabilities were composed of the following:

                                                               December 31,
                                                             ------------------
                                                               2000      1999
                                                             --------  --------
                                                              (in thousands)
   Deferred tax asset, current:
     Accrued liabilities.................................... $  6,266  $  3,009
     Accounts receivable, allowance.........................    6,687     8,167
     Acquisition and dealer.................................   22,020    15,023
     Other..................................................      936     2,201
                                                             --------  --------
                                                             $ 35,909  $ 28,400
                                                             ========  ========
   Deferred tax asset, noncurrent:
     Net operating loss carryforward........................ $  2,021  $ 22,208
     Recourse financing contracts...........................      --     25,908
     Customer accounts......................................   57,858    13,346
     Property and equipment.................................  (10,392)  (10,756)
     OID amortization.......................................    8,941     7,742
     Valuation allowance....................................   (2,021)  (22,208)
     Other..................................................  (15,140)   43,297
                                                             --------  --------
                                                             $ 41,267  $ 79,537
                                                             ========  ========

                            WESTAR INDUSTRIES, INC.

13.EMPLOYEE BENEFIT PLANS

   With the exception of Protection One and Protection One Europe, which are staffed by their own employees, we have 24 employees as of December 31, 2000. Protection One maintains employee benefit plans for its employees. These plans of Protection One, Inc. are as follows:

 Protection One 401(k) Plan

   Protection One maintains a tax-qualified, defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code (the "Protection One 401(k) Plan"). For the year ended December 31, 2000 Protection One, at its election, made contributions to the Protection One 401(k) Plan, which were allocated among participants based upon the respective contributions made by the participants through salary reductions during the applicable plan year. Protection One's matching contribution may be made in Protection One common stock, in cash or in a combination of both stock and cash. For the years ended December 31, 2000, 1999 and 1998, Protection One made a matching cash contribution to the plan of $0.7 million, $0.9 million and $1.0 million, respectively. The funds of the plan are deposited with a trustee and at each participant's option in one or more investment funds, including a company stock fund. The plan was amended effective January 1, 2001 requiring Protection One to match employees' contributions up to specified maximum limits.

 Protection One Employee Stock Purchase Plan

   Protection One maintains a qualified "Employee Stock Purchase Plan" within the meaning of Section 423 of the Internal Revenue Code, which allows eligible employees to acquire shares of common stock at periodic intervals through their accumulated payroll deductions. A total of 1,650,000 shares of Protection One common stock have been reserved for issuance under the Protection One Employee Stock Purchase Plan and a total of 422,395 shares have been issued including the issuance of 145,523 in January 2001.

   The purchase price of shares of Protection One common stock purchased under the Employee Stock Purchase Plan during any purchase period will be the lower of 85% of the fair market value of the Protection One common stock on the first day of that purchase period and 85% of the fair market value of the Protection One common stock on the purchase date.

   Termination of a participant's employment for any reason (including death, disability or retirement) cancels participation in the Employee Stock Purchase Plan immediately. The Employee Stock Purchase Plan will in all events terminate upon the earliest to occur of:

  . the last business day in September 2005,

  . the date on which all shares available for issuance under the plan have been sold, or

  . the date on which all purchase rights are exercised in connection with an acquisition of Protection One or of all or substantially all of its assets.

                            WESTAR INDUSTRIES, INC.

14.LEASES

   We lease office facilities for lease terms maturing through 2012. Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

      Year ended December 31,
      -----------------------
      2001............................................................. $14,228
      2002.............................................................  13,909
      2003.............................................................   8,351
      2004.............................................................   6,266
      2005.............................................................   4,327
      Thereafter.......................................................  10,539
                                                                        -------
                                                                        $57,620
                                                                        =======

   Total rent expense for the years ended December 31, 2000, 1999 and 1998 was $13.9 million, $12.4 million and $8.8 million, respectively.

15.FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

   For certain of the our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair market value due to their short maturities.

   The fair value of our publicly traded debt and our other long-term debt is estimated based on quoted market prices for the issues. Fair value of other long-term debt is estimated at carrying value. At December 31, 2000, the fair value and carrying amount of our long-term debt was as follows:

                                                                Fair   Carrying
                                                               Value    Value
                                                              -------- --------
                                                               (in thousands)
   Publicly Traded Debt:
     Senior Subordinated Notes (8.125%)...................... $147,051 $255,740
     Senior Unsecured Notes (7.375%).........................  135,069  204,650
     Senior Subordinated Discount Notes (13.625%)............   29,863   42,887
     Convertible Senior Subordinated Notes (6.75%)...........   14,390   23,785
                                                              -------- --------
   Total Publicly Traded Debt................................  326,373  527,062
                                                              -------- --------
   Other Long-Term Debt......................................   16,105   16,105
                                                              -------- --------
                                                              $342,478 $543,167
                                                              ======== ========

   At December 31, 1999, the fair value of our long-term debt was estimated at $472.8 million compared to a carrying value of $771.0 million. The estimated fair values may not be representative of actual values of the financial instruments that could have been realized at year-end or may be realized in the future.

16.COMMITMENTS AND CONTINGENCIES

 Legal Proceedings

   Westar Industries, Western Resources, Protection One, Protection One Alarm Monitoring, Inc. ("Monitoring"), and certain present and former officers and directors of Protection One are defendants in a purported class action litigation pending in the United States District Court for the Central District of

                            WESTAR INDUSTRIES, INC.

California, Alec Garbini, et al. v. Protection One, Inc., et al., No. CV 993755 DT (RCx). Pursuant to an Order dated August 2, 1999, four pending purported class actions were consolidated into a single action. On February 27, 2001, plaintiffs filed a Third Consolidated Amended Class Action Complaint ("Amended Complaint"). Plaintiffs purport to bring the action on behalf of a class consisting of all purchasers of publicly traded securities of Protection One, including common stock and notes, during the period of February 10, 1998 through February 2, 2001. The Amended Complaint asserts claims under Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 against Protection One, Monitoring, and certain present and former officers and directors of Protection One based on allegations that various statements concerning Protection One's financial results and operations for 1997, 1998, 1999 and the first three quarters of 2000 were false and misleading and not in compliance with generally accepted accounting principles. Plaintiffs allege, among other things, that former employees of Protection One have reported that Protection One lacked adequate internal accounting controls and that certain accounting information was unsupported or manipulated by management in order to avoid disclosure of accurate information. The Amended Complaint further asserts claims against Western Resources and us as controlling persons under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. A claim is also asserted under Section 11 of the Securities Act of 1933 against Protection One's auditor, Arthur Andersen LLP. The Amended Complaint seeks an unspecified amount of compensatory damages and an award of fees and expenses, including attorneys' fees. Defendants have moved to dismiss, in part, the Amended Complaint. The motion is scheduled to be heard on June 4, 2001. Protection One intends to vigorously defend against all the claims asserted in the Amended Complaint. Protection One cannot currently predict the impact of this litigation on it, which could be material.

   Six Protection One dealers have filed a class action lawsuit in the U.S. District Court for the Western District of Kentucky alleging breach of contract because of Protection One's interpretation of their dealer contracts. The action is styled Total Security Solutions, Inc., et al. v. Protection One Alarm Monitoring, Inc., Civil Action No. 3:99CV-326-H (filed May 21, 1999). In September 1999, the Court granted Protection One's motion to stay the proceeding pending the individual plaintiffs' pursuit of arbitration as required by the terms of their agreements. On June 23, 2000, the Court denied plaintiffs' motion for collective arbitration, the six former dealers filed a Motion to Compel Consolidation Arbitration with the American Arbitration Association. This motion was denied and the plaintiffs were advised to proceed individually. An arbitration proceeding with one plaintiff is open, but the plaintiff has not proceeded with the matter.

   An arbitration was commenced against Protection One and Monitoring by Ralph Apa in December 2000 alleging common law fraud and negligent misrepresentation of Oregon Blue Sky law claims based on the allegedly inflated stock price of the shares of Protection One stock received in connection with Protection One's acquisition of his alarm monitoring business on October 1, 1998 pursuant to an Agreement and Plan of Reorganization. Mr. Apa also alleges breach of contract, breach of the covenant of good faith and fair dealing and conversion arising from the transaction. The statement of claim seeks undisclosed compensatory and punitive damages, interest and attorneys fees and costs. An arbitration date has not yet been set.

   Other Protection One dealers have filed or threatened litigation or arbitration based upon a variety of theories surrounding calculations of holdback and other payments. Protection One believes it has complied with the terms of these contracts and although Protection One believes that no individual such claim will have a material adverse effect, Protection One cannot currently predict the aggregate impact of these disputes with dealers, which could be material to it.

   On October 2, 2000, Protection One, as successor-in-interest to Centennial Security, Inc., was served with a demand for arbitration by Crimebusters, Inc., before the American Arbitration Association wherein Crimebusters is seeking $7.0 million in damages due to alleged defaults by Protection One under an asset purchase agreement between Crimebusters, et al. and Centennial Security, Inc. Protection One has filed claims alleging fraud, willful misconduct and breach of contract against Crimebusters, et al. in the United States

                            WESTAR INDUSTRIES, INC.

District Court for the District of Connecticut, Protection One Alarm Monitoring, Inc. v. Crimebusters, Inc., First Federal Security Systems, Inc. and Anthony Perrotti, Jr., Civil Action No. 300CV-1 932DJS, and in addition has demanded that Crimebusters withdraw the demand for arbitration, and requested of the American Arbitration Association that the arbitration action be dismissed or indefinitely stayed pending resolution of the District Court litigation. The ultimate outcome cannot presently be determined and Protection One cannot currently predict the impact of this litigation, which could be material.

   Westar Industries is a party to claims and matters of litigation incidental to the normal course of its business. Additionally, Westar Industries receives notices of consumer complaints filed with various state agencies. Protection One has developed a dispute resolution process for addressing these administrative complaints. The ultimate outcome of such matters cannot presently be determined; however, in the opinion of the management of Protection One, the resolution of such matters will not have a material adverse effect upon our consolidated financial position or results of operations.

 Other

   The SEC commenced a private investigation in 1997 with Western Resources (including us) relating to, among other things, the timeliness and adequacy of disclosure filings with the SEC by Western Resources (including us) with respect to securities of ADT Ltd. Western Resources (including us) is cooperating with the SEC staff in this investigation.

   We may extend loans, or guarantee payment of loans being extended by a bank or other lender, in an aggregate amount not to exceed $20 million for the purchase of shares of our common stock upon the exercise of rights by our officers and directors and certain of the officers and directors of Western Resources.

17.INTERNATIONAL POWER DEVELOPMENT COSTS

   During the fourth quarter of 1998, management decided to exit the international power development business. This business has been conducted by our wholly owned subsidiary, The Wing Group, Limited Co. We recorded a $98.9 million charge to income in the fourth quarter of 1998 as a result of exiting this business.

   During 1999, we terminated the employment of all employees, closed offices, discontinued all development activities, and terminated all other matters related to the activity of The Wing Group, Limited Co. in accordance with the terms of the exit plan. These activities were substantially completed by December 31, 1999. The actual costs incurred during 1999 to complete the exit plan approximated $16.9 million, which was $5.6 million less than the amount estimated at December 31, 1998. This was accounted for as a change in estimate in 1999.

   At December 31, 1999, approximately $0.4 million of accrued exit fees and shut-down costs were included in other current liabilities on the accompanying Consolidated Balance Sheet. This amount represented employee settlement and severance costs. There were no significant charges to the remaining accrued exit costs during 2000.

   The detailed components of the 1999 activity to exit this business are as follows (in thousands):

   Accrued exit fees, shut-down and severance costs, balance at
    December 31, 1998.............................................. $ 22,900
   Actual costs incurred...........................................  (16,888)
   Change in estimates.............................................   (5,632)
                                                                    --------
   Remaining accrued exit costs at December 31, 1999............... $    380
                                                                    ========

                            WESTAR INDUSTRIES, INC.

18.SEGMENT REPORTING

   We have adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires us to define and report our business segments based on how management currently evaluates our business.

   We separate our business into four reportable segments, three of which relate to the alarm monitoring business (North America, Multifamily and Protection One Europe), and one of which relates to other holdings (Other). North America provides residential, commercial and wholesale security alarm monitoring services, which include sales, installation and related servicing of security alarm systems for residential and business customers in the United States and Canada. Multifamily provides security alarm services to apartments, condominiums and other multifamily dwellings. Protection One Europe provides security alarm monitoring services primarily to business customers in Europe. Other includes a 45% interest in ONEOK, a receivable due from Western Resources, investments in international power generation facilities and other investments, which in the aggregate are not material to our business or results of operations.

   The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. We manage our business segments based on earnings before interest, income taxes, depreciation and amortization (EBITDA).

   Reportable segments:

                                For the year ended December 31, 2000
                         -----------------------------------------------------
                           North      Multi-  Protection
                          America     family  One Europe   Other      Total
                         ----------  -------- ---------- ---------  ----------
                                           (in thousands)
Revenue................. $  364,494  $ 39,366  $133,999  $   1,484  $  539,343
EBITDA..................    121,078    17,613    21,223    181,609     341,523
Amortization of
 intangibles and
 depreciation expense...    201,976    15,596    30,842      2,116     250,530
Income (loss) from
 operations.............    (85,277)    2,016    (9,619)   (20,549)   (113,429)
Segment assets..........  1,712,838   217,565   309,896  1,028,143   3,268,442
Expenditures for
 property, net..........     17,589       655     4,323        --       22,567
Expenditures for
 customer accounts,
 net....................     26,928     6,273    10,858        --       44,059
Expenditures for
 acquisitions, net......     11,748       --        --         --       11,748
                                For the year ended December 31, 1999
                         -----------------------------------------------------
                                              Protection
                           North      Multi-     One
                          America     family    Europe     Other      Total
                         ----------  -------- ---------- ---------  ----------
                                           (in thousands)
Revenue................. $  397,198  $ 38,901  $163,006  $   1,284  $  600,389
EBITDA..................    148,861    16,236    42,633    (28,008)    179,722
Amortization of
 intangibles and
 depreciation expense...    194,927     9,507    29,472      1,447     235,353
Income (loss) from
 operations.............    (51,875)    6,729    13,161     (9,242)    (41,227)
Segment assets..........  1,945,534   225,550   341,474    907,128   3,419,686
Expenditures for
 property, net..........     27,008       826     4,810        --       32,644
Expenditures for
 customer accounts,
 net....................    226,522     9,715     6,430        --      242,667
Expenditures for
 acquisitions, net......        --        --     27,407        --       27,407

                            WESTAR INDUSTRIES, INC.

                                For the year ended December 31, 1998
                         ----------------------------------------------------
                           North     Multi-  Protection
                          America    family  One Europe   Other      Total
                         ---------- -------- ---------- ---------  ----------
                                           (in thousands)
Revenue................. $  343,954 $ 33,417  $ 43,724  $   1,342  $  422,437
EBITDA..................    129,237   13,978    13,993   (102,816)     54,392
Amortization of
 intangibles and
 depreciation expense...    114,998    7,721     3,945      1,672     128,336
Income (loss) from
 operations.............     10,839    6,257    10,048   (136,612)   (109,468)
Segment assets..........  1,938,849  222,657   301,084  1,021,276   3,483,866
Expenditures for
 property, net..........     29,092      950     2,669        --       32,711
Expenditures for
 customer accounts,
 net....................    271,399    4,365     1,903        --      277,667

   We currently have international operations. International data for these locations for 2000 and 1999, respectively, are as follows:

                                                     2000             1999
                                               ---------------- ----------------
                                                Europe  Canada   Europe  Canada
                                               -------- ------- -------- -------
                                                        (in thousands)
   Total revenues............................. $133,999 $ 8,275 $163,006 $ 8,073
   Total assets...............................  309,896  24,997  341,474  26,854

19.SUBSEQUENT EVENTS

   On February 28, 2001, we converted $350 million of the then outstanding balance of the receivable from Western Resources into approximately 14.4 million shares of Western Resources common stock, representing approximately 17% of Western Resources' outstanding common stock, pursuant to the allocation agreement. At March 31, 2001 the receivable with Western Resources had an outstanding balance of approximately $117.6 million.

   In April 2001, we increased the number of authorized shares of common stock from 1,000 shares to 500,000,000 shares of common stock, par value $.01 per share and effected a stock split increasing the number of our outstanding shares to 73,197,115. We also authorized 50,000,000 shares of preferred stock, no par value, of which 5,000,000 shares are designated as Series A Junior Participating Preferred Stock and 45,000,000 shares are undesignated. All references to retained earnings, common stock, common shares outstanding, average number of shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements prior to the record date of the stock split have been restated to reflect this stock split.

   Prior to the effective date of the rights offering, we adopted a shareholder rights plan in which each shareholder will be granted one preferred stock purchase right for each outstanding share of common stock. Each right entitles shareholders to purchase Series A Preferred Stock at a prescribed ratio and price. The rights are exercisable if an entity other than Western Resources acquires or attempts to acquire over 15% of the outstanding common shares.

                                  ONEOK, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                       Exhibit
                                                                       -------
Independent Auditors' Report together with the audited consolidated balance sheets as of December 31, 2000, December 31, 1999 and August
 31, 1999 and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31,
 2000, the years ended August 31, 1999 and 1998 and the four months
 ended December 31, 1999..............................................     A

                               ----------------

   All financial information concerning ONEOK was excerpted from the reports it files with the SEC pursuant to the Securities Exchange Act. We have not independently verified the information concerning ONEOK contained in this prospectus and we do not make any representation or warranty concerning the accuracy thereof.

                                                                       EXHIBIT A

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
ONEOK, Inc.:

   We have audited the accompanying consolidated balance sheets of ONEOK, Inc. and subsidiaries as of December 31, 2000, December 31, 1999 and August 31, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2000, the years ended August 31, 1999 and 1998, and the four months ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONEOK, Inc. and subsidiaries as of December 31, 2000, December 31, 1999, and August 31, 1999, and the results of their operations and their cash flows for the year ended December 31, 2000, the years ended August 31, 1999 and 1998, and the four months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note A to the Consolidated Financial Statements, the Company adopted the provisions of Emerging Issues Task Force 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, in 2000.

                                          KPMG LLP

Tulsa, Oklahoma
February 7, 2001

                          ONEOK, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                              Four Months
                                  Year Ended     Ended     Year Ended Year Ended
                                 December 31, December 31, August 31, August 31,
                                     2000         1999        1999       1998
                                 ------------ ------------ ---------- ----------
                                     (Thousands of Dollars, except per share
                                                    amounts)
OPERATING REVENUES (NOTE A)....   $6,642,858    $806,478   $1,838,949 $1,820,758
Cost of gas....................    5,845,726     587,681    1,213,478  1,275,119
                                  ----------    --------   ---------- ----------
Net Revenues...................      797,132     218,797      625,471    545,639
                                  ----------    --------   ---------- ----------
OPERATING EXPENSES
Operations and maintenance.....      266,545      77,247      240,330    221,958
Depreciation, depletion, and
 amortization..................      143,351      43,227      129,704    101,653
General taxes..................       53,303      14,755       39,715     33,217
                                  ----------    --------   ---------- ----------
Total Operating Expenses.......      463,199     135,229      409,749    356,828
                                  ----------    --------   ---------- ----------
Operating Income...............      333,933      83,568      215,722    188,811
                                  ----------    --------   ---------- ----------
Other income, net..............       18,475       2,396       10,500     14,644
Interest expense...............      118,630      27,883       52,809     35,075
Income taxes...................       90,286      22,737       67,056     66,585
                                  ----------    --------   ---------- ----------
Income before cumulative effect
 of a change in accounting
 principle.....................      143,492      35,344      106,357    101,795
Cumulative effect of a change
 in accounting principle, net
 of tax (Note A)...............        2,115         --           --         --
                                  ----------    --------   ---------- ----------
NET INCOME.....................      145,607      35,344      106,357    101,795
Preferred stock dividends......       37,100      12,367       37,247     26,979
                                  ----------    --------   ---------- ----------
Income Available for Common
 Stock.........................   $  108,507    $ 22,977   $   69,110 $   74,816
                                  ==========    ========   ========== ==========
Earnings Per Share of Common
 Stock (Note P)
  Basic........................   $     3.71    $   0.76   $     2.19 $     2.44
                                  ==========    ========   ========== ==========
  Diluted......................   $     2.96    $   0.70   $     2.06 $     2.23
                                  ==========    ========   ========== ==========
Average Shares of Common Stock
 (Thousands)
  Basic........................       29,224      30,425       31,498     30,674
  Diluted......................       49,194      50,384       51,571     45,729


          See accompanying Notes to Consolidated Financial Statements.

                          ONEOK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                           December 31, December 31, August 31,
                                               2000         1999        1999
                                           ------------ ------------ ----------
                                                  (Thousands of Dollars)
                  ASSETS
CURRENT ASSETS
  Cash and cash equivalents...............  $      249   $       72  $    4,402
  Trade accounts and notes receivable.....   1,627,714      371,313     228,336
  Materials and supplies..................      18,119       10,360      10,792
  Gas in storage..........................      57,800      124,511     108,159
  Deferred income taxes...................      10,425        8,383       9,702
  Purchased gas cost adjustment...........       1,578        8,105       4,552
  Assets from price risk management activ-
   ities (Note A).........................   1,416,368          --          --
  Customer deposits.......................     120,800       40,928      56,062
  Other current assets....................      71,906       31,714      17,262
                                            ----------   ----------  ----------
    Total Current Assets..................   3,324,959      595,386     439,267
                                            ----------   ----------  ----------

PROPERTY, PLANT AND EQUIPMENT
  Marketing and Trading...................      78,686       19,240       5,786
  Gathering and processing................   1,000,708      385,260     358,439
  Transportation and Storage..............     773,797      526,537     483,983
  Distribution............................   1,860,181    1,766,057   1,771,400
  Production..............................     428,701      405,298     399,613
  Other...................................      64,056       41,301      38,405
                                            ----------   ----------  ----------
    Total Property, Plant and Equipment...   4,206,129    3,143,693   3,057,626
  Accumulated depreciation, depletion, and
   amortization...........................   1,110,616    1,021,915     988,797
                                            ----------   ----------  ----------
    Net Property..........................   3,095,513    2,121,778   2,068,829
                                            ----------   ----------  ----------

DEFERRED CHARGES AND OTHER ASSETS
  Regulatory assets, net (Note D).........     238,605      247,486     246,658
  Goodwill................................      93,409       80,743      81,560
  Assets from price risk management activ-
   ities (Note A).........................     405,666          --          --
  Investments and other...................     210,984      195,847     188,631
                                            ----------   ----------  ----------
    Total Deferred Charges and Other As-
     sets.................................     948,664      524,076     516,849
                                            ----------   ----------  ----------
      Total Assets........................  $7,369,136   $3,241,240  $3,024,945
                                            ==========   ==========  ==========


          See accompanying Notes to Consolidated Financial Statements.

                          ONEOK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                          December 31, December 31, August 31,
                                              2000         1999        1999
                                          ------------ ------------ ----------
                                                 (Thousands of Dollars)
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt...  $   10,767   $   21,767  $   22,817
  Notes payable..........................     824,106      462,242     263,747
  Accounts payable.......................   1,256,310      237,653     183,759
  Accrued taxes..........................       8,735          359      11,186
  Accrued interest.......................      24,161       16,628       7,042
  Customers' deposits....................      18,319       18,212      17,139
  Liabilities from price risk management
   activities (Note A )..................   1,296,041          --          --
  Other..................................      96,913       29,852      37,892
                                           ----------   ----------  ----------
    Total Current Liabilities............   3,535,352      786,713     543,582
                                           ----------   ----------  ----------
LONG-TERM DEBT, EXCLUDING CURRENT
 MATURITIES..............................   1,336,082      775,074     810,087
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes..................     382,363      349,883     323,624
  Liabilities from price risk management
   activities (Note A)...................     543,278          --          --
  Lease obligation.......................     137,131          --          --
  Other deferred credits.................     209,973      178,046     173,193
                                           ----------   ----------  ----------
    Total Deferred Credits and Other
     Liabilities.........................   1,272,745      527,929     496,817
                                           ----------   ----------  ----------
      Total Liabilities..................   6,144,179    2,089,716   1,850,486
                                           ----------   ----------  ----------
COMMITMENTS AND CONTINGENCIES (NOTE J)
SHAREHOLDERS' EQUITY
  Convertible Preferred Stock, $0.01 par
   value:
    Series A authorized 20,000,000
     shares; issued and outstanding
     19,946,448 shares at December 31,
     2000, December 31, 1999, and August
     31, 1999............................         199          199         199
  Common stock, $0.01 par value:
    authorized 100,000,000 shares; issued
     31,599,305 shares and outstanding
     29,588,275 shares at December 31,
     2000; issued 31,599,305 shares and
     outstanding 29,554,623 shares at
     December 31, 1999; issued 31,599,305
     shares and outstanding 30,844,225
     shares at August 31, 1999...........         316          316         316
  Paid in capital (Note F)...............     895,668      894,976     894,978
  Unearned compensation..................      (1,128)      (1,846)        --
  Retained earnings......................     387,789      317,985     301,536
  Treasury stock at cost: 2,011,030
   shares at December 31, 2000; 2,044,682
   shares at December 31, 1999 and
   715,080 shares at August 31, 1999.....     (57,887)     (60,106)    (22,570)
                                           ----------   ----------  ----------
    Total Shareholders' Equity...........   1,224,957    1,151,524   1,174,459
                                           ----------   ----------  ----------
      Total Liabilities and Shareholders'
       Equity............................  $7,369,136   $3,241,240  $3,024,945
                                           ==========   ==========  ==========

                          ONEOK, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                    Year      Four Months
                                   Ended         Ended     Year Ended  Year Ended
                                December 31,  December 31, August 31,  August 31,
                                    2000          1999        1999        1998
                                ------------  ------------ ----------  ----------
                                            (Thousands of Dollars)
OPERATING ACTIVITIES
  Net income................... $   145,607    $  35,344   $ 106,357    $101,795
  Depreciation, depletion, and
   amortization................     143,351       43,227     129,704     101,653
  Gain on sale of assets.......     (27,050)         --       (6,639)    (14,644)
  Net income from equity
   investments.................      (4,025)      (1,063)     (1,560)        --
  Deferred income taxes........      26,143       28,317      14,925      (7,623)
  Price risk management
   activities..................     (64,574)         --          --          --
  Amortization of restricted
   stock.......................         632          108         --          --
  Other........................         692          --          293      (2,401)
  Changes in assets and
   liabilities
    (Increase) decrease in
     accounts and
     notes receivable..........  (1,256,401)    (142,977)    (50,687)     53,400
    (Increase) decrease in
     inventories...............     (41,669)     (15,920)     19,429       1,232
    (Increase) decrease in
     other assets..............    (106,193)      (5,457)    (88,930)     13,472
    Increase in regulatory
     assets....................      (6,303)      (3,841)     (6,261)        --
    (Increase) decrease in
     purchased gas cost
     adjustment................       6,527       (3,553)    (16,720)     54,257
    Increase in accounts
     payable and accrued
     liabilities...............   1,009,517       61,928      41,320      51,957
    Increase (decrease) in
     deferred credits and other
     liabilities...............      78,559       (1,812)     (7,034)     (6,396)
                                -----------    ---------   ---------    --------
Cash Provided by (Used in)
 Operating Activities..........     (95,187)      (5,699)    134,197     346,702
                                -----------    ---------   ---------    --------
INVESTING ACTIVITIES
  Changes in other investments,
   net.........................          68          994     (59,422)     (3,778)
  Acquisitions.................    (494,904)     (17,482)   (344,494)   (185,049)
  Capital expenditures.........    (311,403)     (76,016)   (164,170)   (140,887)
  Proceeds from sale of
   property....................      60,659          --       16,500      30,000
                                -----------    ---------   ---------    --------
Cash Used in Investing
 Activities....................    (745,580)     (92,504)   (551,586)   (299,714)
                                -----------    ---------   ---------    --------
FINANCING ACTIVITIES
  Borrowing of notes payable,
   net.........................     361,864      198,495      51,747       5,302
  Issuance of debt.............     590,000          --      695,888         --
  Payment of debt..............     (39,992)     (36,952)   (224,868)    (17,859)
  Issuance of common stock.....         --           --        1,087       6,081
  Acquisition of treasury
   stock, net..................        (453)     (39,610)    (22,570)        --
  Dividends paid...............     (70,475)     (28,060)    (76,281)    (54,803)
  Acquisition and cancellation
   of preferred stock..........         --           --       (3,298)        --
                                -----------    ---------   ---------    --------
Cash Provided by (Used in)
 Financing Activities..........     840,944       93,873     421,705     (61,279)
                                -----------    ---------   ---------    --------
Change in Cash and Cash
 Equivalents...................         177       (4,330)      4,316     (14,291)
Cash and Cash Equivalents at
 Beginning of Period...........          72        4,402          86      14,377
                                -----------    ---------   ---------    --------
Cash and Cash Equivalents at
 End of Period................. $       249    $      72   $   4,402    $     86
                                ===========    =========   =========    ========

          See accompanying Notes to Consolidated Financial Statements.

                          ONEOK, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         Preferred Common Paid-in     Unearned   Retained  Treasury
                           Stock   Stock  Capital   Compensation Earnings   Stock      Total
                         --------- ------ --------  ------------ --------  --------  ----------
                                               (Thousands of Dollars)
AUGUST 31, 1997.........   $--      $281  $229,522    $   --     $232,823  $    --   $  462,626
 Net income.............    --       --        --         --      101,795       --      101,795
 Issuance of common
  stock
   Acquisitions.........    --        33    93,648        --          --        --       93,681
   Stock Purchase
    Plans...............    --         2     6,255        --          --        --        6,257
 Convertible preferred
  stock dividends--
  $1.80 and $1.50 per
  share for Series A
  and Series B,
  respectively..........    --       --        --         --      (26,979)      --      (26,979)
 Issuance of Series A
  and Series B
  Convertible Preferred
  Stock.................    200      --    568,122        --          --        --      568,322
 Common stock dividends
  --$1.20 per share.....    --       --        --         --      (36,831)      --      (36,831)
                           ----     ----  --------    -------    --------  --------  ----------
AUGUST 31, 1998.........    200      316   897,547        --      270,808       --    1,168,871
 Net income.............    --       --        --         --      106,357       --      106,357
 Issuance of common
  stock
 Stock Purchase Plans...    --       --      1,380        --          --        --        1,380
 Convertible preferred
  stock dividends--
  $1.86 and $1.55 per
  share for Series A
  and Series B,
  respectively..........    --       --        --         --      (37,247)      --      (37,247)
 Acquisition and
  Cancellation of
  Series B Convertible
  Preferred Stock.......     (1)     --     (3,949)       --          652       --       (3,298)
 Acquisition of
  Treasury Stock........    --       --        --         --          --    (22,570)    (22,570)
 Common stock dividends
  --$1.24 per share.....    --       --        --         --      (39,034)      --      (39,034)
                           ----     ----  --------    -------    --------  --------  ----------
AUGUST 31, 1999.........    199      316   894,978        --      301,536   (22,570)  1,174,459
 Net income.............    --       --        --         --       35,344       --       35,344
 Issuance of treasury
  stock.................    --       --         (2)       --         (131)      141           8
 Convertible preferred
  stock dividends--
  $.465 per share for
  Series A..............    --       --        --         --       (9,275)      --       (9,275)
 Acquisition of
  treasury stock........    --       --        --         --          --    (39,610)    (39,610)
 Issuance of restricted
  stock.................    --       --        --      (1,933)        --      1,933         --
 Amortization of
  restricted stock......    --       --        --         108         --        --          108
 Common stock dividends
  --$0.31 per share.....    --       --        --         (21)     (9,489)      --       (9,510)
                           ----     ----  --------    -------    --------  --------  ----------
DECEMBER 31, 1999.......    199      316   894,976     (1,846)    317,985   (60,106)  1,151,524
 Net income.............    --       --        --         --      145,607       --      145,607
 Issuance of treasury
  stock.................    --       --        --         --       (2,572)   14,196      11,624
 Issuance of common
  stock
 Stock purchase plans...    --       --        692        --          --        --          692
 Convertible preferred
  stock dividends--
  $1.86 per share for
  Series A..............    --       --        --         --      (37,100)      --      (37,100)
 Acquisition of
  treasury stock........    --       --        --         --          --    (11,812)    (11,812)
 Issuance of restricted
  stock.................    --       --        --        (137)        --        137         --
 Amortization of
  restricted stock......    --       --        --         632         --        --          632
 Forfeitures of
  restricted stock......    --       --        --         302         --       (302)        --
 Common stock dividends
  --$1.24 per share.....    --       --        --         (79)    (36,131)      --      (36,210)
                           ----     ----  --------    -------    --------  --------  ----------
DECEMBER 31, 2000.......   $199     $316  $895,668    $(1,128)   $387,789  $(57,887) $1,224,957

          See accompanying Notes to Consolidated Financial Statements.

                          ONEOK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations--ONEOK, Inc. and subsidiaries (collectively, the "Company" or "ONEOK") is a diversified energy company engaged in the production, processing, gathering, storage, transportation, distribution, and marketing of natural gas, electricity and natural gas liquids. The Company manages its business in six segments: Marketing and Trading, Gathering and Processing, Transportation and Storage, Distribution, Production, and Other.

   The Marketing and Trading segment purchases and markets natural gas, primarily in the Mid Continent region of the United States, and began trading electricity on a limited basis in 1999. The Company owns and operates gas processing plants as well as gathering pipelines in Oklahoma, Kansas and Texas through its Gathering and Processing segment. The Transportation and Storage segment owns and leases natural gas storage facilities and transports gas in Oklahoma, Kansas and Texas. The Company's Distribution segment provides natural gas distribution services in Oklahoma and Kansas through its divisions Oklahoma Natural Gas Company (ONG) and Kansas Gas Service (KGS) Company. The Production segment produces natural gas and oil and owns natural gas and oil reserves. The Company's Other segment, whose results of operations are not material, operates and leases the Company's headquarters building and parking facility.

   Consolidation--The consolidated financial statements include the accounts of ONEOK, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in twenty percent to 50 percent-owned affiliates are accounted for on the equity method. Investments in less than twenty percent owned affiliates are accounted for on the cost method.

   Cash and Cash Equivalents--Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

   Inventories--Materials and supplies are valued at average cost. Noncurrent gas in storage is classified as property and is valued at cost. The Marketing and Trading segment's gas in storage is carried at fair value. Cost of current gas in storage for ONG is determined under the last-in, first-out, (lifo) methodology. The estimated replacement cost of current gas in storage valued under the lifo method was $12.3 million, $7.3 million and $23.1 million at December 31, 2000 and 1999, and August 31, 1999 respectively, compared to its value under the lifo method of $4.6 million, $5.7 million and $18.1 million at December 31, 2000 and 1999,and August 31, 1999, respectively. Current gas in storage for all other companies is determined using the weighted average cost of gas method.

   Energy Trading and Risk Management Activities--The Company engages in price risk management activities for both trading and non-trading purposes. On January 1, 2000, the Company adopted Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities" (EITF 98-10) for its energy trading contracts. EITF 98-10 requires entities involved in energy trading activities to account for energy trading contracts using mark-to-market accounting. Prior to the adoption of EITF 98-10, the Company accounted for its trading activities on the accrual method based on settlement of physical positions. The adoption of EITF 98-10 was accounted for as a change in accounting principle and the cumulative effect at January 1, 2000 of $2.1 million, net of tax, was recognized. Forwards, swaps, options, and energy transportation and storage contracts utilized for trading activities are reflected at fair value as assets and liabilities from price risk management activities in the consolidated balance sheets. The fair value of these assets and liabilities are affected by the actual timing of settlements related to these contracts and current period changes resulting primarily from newly originated transactions and the impact of price movements. Changes in fair value are recognized in net revenues in the consolidated statement of income. Market prices used to fair value these assets and liabilities reflect management's best estimate considering various factors including closing exchange and over-the-counter quotations, time value and volatility underlying the commitments.

                          ONEOK, INC. AND SUBSIDIARIES

Market prices are adjusted for the potential impact of liquidating the Company's position in an orderly manner over a reasonable period of time under present market conditions.

   See Note C of Notes to Consolidated Financial Statements.

   Commodity Price Risk Management--To minimize the risk from market fluctuations in the price of natural gas and crude oil, the Company's non-trading segments enter into futures transactions, swaps, and options in order to hedge natural gas and crude oil production anticipated sales, fuel requirements and inventories in its natural gas liquids business to hedge the impact of market fluctuations. In order to qualify as a hedge, the price movements in the underlying commodity derivatives must be sufficiently correlated with the hedged transaction. Changes in the market value of these financial instruments utilized as hedges are included in the measurement of the subsequent transaction. Energy contracts held by the Company's non-trading segments are not considered energy trading contracts under EITF 98-10.

   See Note C of Notes to Consolidated Financial Statements.

   Regulated Property--Regulated properties are stated at cost, which includes an allowance for funds used during construction. The allowance for funds used during construction represents the capitalization of the estimated average cost of borrowed funds (6.9 percent, 6.8 percent, 7.8 percent, and 8.6 percent, in fiscal year 2000, the four months ended December 31, 1999, and the years ended August 31, 1999 and 1998, respectively) used during the construction of major projects and is recorded as a credit to interest expense.

   Depreciation is calculated using the straight-line method based upon rates prescribed for ratemaking purposes. The average depreciation rate for property that is regulated by the OCC approximated 3.0 percent in fiscal year 2000, 4.1 percent in the four months ended December 31, 1999, and 3.8 and 3.7 percent in the years ended December 31,1999 and 1998, respectively. The average depreciation rates for properties regulated by the KCC were approximately 3.3 percent in fiscal year 2000, 3.4 percent in the four months ended December 31, 1999, and 3.2 percent and 3.3 percent in the years ended August 31, 1999 and 1998, respectively. The average depreciation rates for MCMC properties were 3.3 percent in fiscal year 2000, 3.1 percent in the four months ended December 31, 1999, and 3.1 percent and 3.4 percent in the years ended August 31, 1999 and 1998, respectively.

   Maintenance and repairs are charged directly to expense. Generally, the cost of property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation. Gains and losses from sales or transfers of operating units or systems are recognized in income.

                                                              Remaining Service
                                                                Life    (Years)
                                                              --------- -------
     Distribution property...................................   22-25      40
     Transmission property...................................   18-33      47
     Other property..........................................    6-24      40

   Production Property--The Company uses the successful-efforts method to account for costs incurred in the acquisition and exploration of natural gas and oil reserves. Costs to acquire mineral interests in proved reserves and to drill and equip development wells are capitalized. Geological and geophysical costs and costs to drill exploratory wells which do not find proved reserves are expensed. Unproved oil and gas properties, which are individually significant, are periodically assessed for impairment. The remaining unproved oil and gas properties are aggregated and amortized based upon remaining lease terms and exploratory and developmental drilling experience. Depreciation and depletion are calculated using the unit-of-production method based upon periodic estimates of proved oil and gas reserves.

                          ONEOK, INC. AND SUBSIDIARIES

   Other Property--Gas processing plants and all other properties are stated at cost. Gas processing plants are depreciated using various rates based on estimated lives of available gas reserves. All other property and equipment is depreciated using the straight-line method over its estimated useful life.

   Impairments--The Company accounts for the impairment of long-lived assets to be recognized when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are based on discounted future cash flows or information provided by sales and purchases of similar assets. The Company evaluates impairment of production assets on the lowest possible level (a field by field basis).

   Regulation--The intrastate transmission pipelines are subject to the rate regulation and accounting requirements of the OCC and KCC. The Company's distribution operations are subject to the rate regulation and accounting requirements of the OCC and the KCC. Certain other transportation activities of the Company are subject to regulation by the FERC. ONG and KGS follow the accounting and reporting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation". Allocation of costs and revenues to accounting periods for ratemaking and regulatory purposes may differ from bases generally applied by nonregulated operations. Such allocations to meet regulatory accounting requirements are considered to be generally accepted accounting principles for regulated utilities provided that there is a demonstrable ability to recover any deferred costs in future rates.

   During the rate-making process, regulatory commissions may require a utility to defer recognition of certain costs to be recovered through rates over time as opposed to expensing such costs as incurred. This allows the utility to stabilize rates over time rather than passing such costs on to the customer for immediate recovery. This causes certain expenses to be deferred as a regulatory asset and amortized to expense as it is recovered through rates. Total regulatory assets resulting from this deferral process are approximately $238.6 million, $247.5 million, and $246.7 million at December 31, 2000 and 1999, and August 31, 1999, respectively. As the Company continues to unbundle its services, certain of these assets may no longer meet the criteria for following SFAS No. 71, and accordingly, a write-off of regulatory assets and stranded costs may be required. However, the Company does not anticipate that these costs, if any, will be significant. See Note D of Notes to Consolidated Financial Statements.

   KGS has a two-year rate moratorium. This rate moratorium expires in November 2002. ONG is not subject to a rate moratorium.

   Goodwill--Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized over a period of 30 to 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

   Environmental Expenditures--The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

                          ONEOK, INC. AND SUBSIDIARIES

   Revenue Recognition--The Company's Marketing and Trading, Gathering and Processing, Transportation and Storage and Distribution segments recognize revenue when services are rendered or product is delivered. Major industrial and commercial gas distribution customers are invoiced as of the end of each month. Certain gas distribution customers, primarily residential and some commercial, are invoiced on a cycle basis throughout the month, and the Company accrues unbilled revenues at the end of each month. ONG's and KGS's tariff rates for residential and commercial customers contain a temperature normalization clause that provides for billing adjustments from actual volumes to normalized volumes during the winter heating season.

   Revenues from the Production segment are recognized on the sales method.

   Income Taxes--Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is deferred and amortized for operations regulated by the OCC and for all other operations, is recognized in income in the period that includes the enactment date. The Company continues to amortize previously deferred investment tax credits over the period prescribed by the OCC and KCC for ratemaking purposes.

   Common Stock Options and Awards--The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) which permits, but does not require, a fair value based method of accounting for stock-based employee compensation. Alternatively, SFAS 123 allows companies to continue applying the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), however, such companies are required to disclose pro forma net income and earnings per share as if the fair value based method had been applied. The Company has elected to continue to apply the provisions of APB 25 for purposes of computing compensation expense and has provided the pro forma disclosure provisions of SFAS 123 in Note O of Notes to Consolidated Financial Statements.

   Earnings Per Common Share--Basic earnings per share are calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are calculated based on the weighted average number of shares of common stock outstanding plus potentially dilutive securities.

   Reclassification--Certain amounts in prior period consolidated financial statements have been reclassified to conform to the 2000 presentation.

   Use of Estimates--Management has made a number of estimates and assumptions relating to reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(B) ACQUISITIONS AND DISPOSITIONS

 Kinder Morgan, Inc.

   On April 5, 2000, the Company acquired certain natural gas gathering and processing assets located in Oklahoma, Kansas and West Texas from KMI. The Company also acquired KMI's marketing and trading operations, as well as some storage and transmission pipelines in the mid-continent region. The Company paid approximately $109 million for these assets plus working capital of approximately $53 million, which was subject to adjustment. The working capital adjustment was made in the first quarter 2001, resulting in the Company receiving approximately $4.0 million. The Company also assumed certain liabilities including those related to an operating lease for a processing plant for which the Company established a liability for an

                          ONEOK, INC. AND SUBSIDIARIES
uneconomic lease obligation and some firm capacity lease obligations to third parties for which the Company established a reserve for out-of-market terms of those obligations. The acquisition was accounted for as a purchase. The results of operations of this acquisition are included in the consolidated statement of income subsequent to the purchase date.

   The table of unaudited pro forma information set forth below, presents a summary of consolidated results of operations of the Company as if the acquisition of the businesses acquired from KMI had occurred at the beginning of the periods presented. The results do not necessarily reflect the results that would have been obtained if the acquisition had actually occurred on the dates indicated or the results that may be expected in the future.

                                                         Pro Forma Years Ended
                                                        -----------------------
                                                        December 31, August 31,
                                                            2000        1999
                                                        ------------ ----------
     Operating revenues................................  $7,596,667  $5,623,102
     Net income........................................  $  153,087  $  107,271
     Income available for common shareholders..........  $  115,987  $   70,024
     Earnings Per Share of Common Stock--Diluted.......  $     3.11  $     2.08

   In March 2000, the Company completed the sale of its 42.4 percent interest in Indian Basin Gas Processing Plant and gathering system for $55 million.

   In March 2000, the Company completed the acquisition of assets located in Oklahoma, Kansas, and the Texas panhandle from Dynegy, Inc. for $305 million in cash, which included a $3 million adjustment for working capital. The assets include gathering systems, gas processing facilities, and transmission pipelines.

   On January 20, 2000, the Board of Directors of the Company voted unanimously to terminate the merger agreement with Southwest Gas Corporation (Southwest) in accordance with the terms of the merger agreement. The Company charged $13.7 million of previously deferred transaction and ongoing litigation costs to Other income, net for the year ended December 31, 2000. See Note J of Notes to Consolidated Financial Statements.

(C) PRICE RISK MANAGEMENT ACTIVITIES AND FINANCIAL INSTRUMENTS

   Market risks are monitored by a risk control group which operates independently from the operating segments that create or actively manage these risk exposures. The risk control group ensures compliance with the Company's risk management policies.

 Trading Activities

   The Company's operating results are impacted by commodity price fluctuations. The Company routinely enters into derivative financial instruments in order to minimize the risk of commodity price fluctuations related to its purchase and sale commitments, fuel requirements, transportation and storage contracts and inventories in its natural gas marketing and trading business.

   The Marketing and Trading segment includes the Company's wholesale and retail natural gas marketing and trading operations. Marketing and Trading generally attempts to balance its fixed-price physical and financial purchase and sales commitments in terms of contract volumes and the timing of performance and delivery obligations. To the extent a net open position exists, fluctuating commodity market prices can impact the Company's financial position and results of operations, either favorably or unfavorably. The net open

                          ONEOK, INC. AND SUBSIDIARIES
positions are actively managed and the impact of the changing prices on the Company's financial condition at a point in time is not necessarily indicative of the impact of price movements throughout the year.

   Fair Value--The fair value and the average fair value of derivative financial instruments, purchase and sale commitments, fuel requirements, transportation and storage contracts and inventories related to trading price risk management activities held during 2000 are set forth as follows:

                                       Fair Value       Average Fair Value(a)
                                   December 31, 2000      December 31, 2000
                                 ---------------------- ----------------------
                                   Assets   Liabilities   Assets   Liabilities
                                 ---------- ----------- ---------- -----------
                                            (Thousands of Dollars)
   Natural gas commodities...... $1,822,034 $1,839,319  $1,254,446 $1,394,605

  --------
  (a)  Computed using the ending balance at the end of each quarter.

   The Company did not hold any other commodity type contracts for trading price risk management purposes at December 31, 2000.

   Notional Value--The notional contractual quantities associated with trading price risk management activities are set forth as follows:

                                                                Volumes  Volumes
                                                               Purchased  Sold
                                                               --------- -------
                                                               (Volumes in MMcf)
     December 31, 2000
     Natural Gas Options......................................   75,320   65,666
     Natural Gas Swaps........................................  683,591  733,783
     Natural Gas Futures......................................  114,310  112,740

   Notional amounts reflect the volume and indicated activity of transactions but do not represent the amounts exchanged by the parties or cash requirements associated with these financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risk.

   Credit Risk--In conjunction with the market valuation of its energy commodity contracts, the Company provides reserves for risks associated with its contract commitments, including credit risk. Credit risk relates to the risk of loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements which allow for netting of positive and negative exposures associated with a single counterparty.

   Counterparties in its trading portfolio consist primarily of financial institutions, major energy companies, and local distribution companies. This concentration of counterparties may impact the Company's overall exposure to credit risk, either positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on the Company's policies, its exposures and its credit and other reserves, the Company does not anticipate a material adverse effect on financial position or results of operations as a result of counterparty nonperformance. The Company's credit exposure to California utilities at December 31, 2000, is less than $5 million.

                          ONEOK, INC. AND SUBSIDIARIES

 Non-Trading Activities

   Financial instruments are also utilized for non-trading purposes to hedge natural gas and crude oil production anticipated sales, fuel requirements and inventories in its natural gas liquids business to hedge the impact of market fluctuations. Interest rate swaps are used to manage interest rate risk. Gains and losses from hedging transactions are recognized in income and are reflected as cash flows from operating activities in the periods for which the underlying commodity or interest rate transactions were hedged. If the necessary correlation to the commodity or interest rate transaction being hedged is not maintained, the Company ceases to account for the contract as a hedge and recognizes a gain or loss in current earnings to the extent the contract results have not been offset by the effects of the price or interest rate changes on the hedged item. If the underlying being hedged by the commodity or interest rate is disposed of or otherwise terminated, the gain or loss associated with such contract(s) is no longer deferred and is recognized in the period the underlying is eliminated.

   Operating margins associated with the Gathering and Processing segment's natural gas gathering, processing and fractionation activities are sensitive to changes in natural gas liquids prices, principally as a result of contractual terms under which natural gas is processed and products are sold and the availability of inlet volumes. Also, certain processing plant assets are impacted by changes in, and the relationship between, natural gas and natural gas liquids prices, which, in turn influences the volumes of gas processed.

   Fair Value--The following table represents the estimated fair values of derivative instruments related to the Company's non-trading price risk management activities. These instruments have no carrying value.

                                                                    Approximate
                                                                    Fair Value
                                                                    -----------
                                                                    (Thousands
                                                                    of Dollars)
     December 31, 2000
     Natural gas commodities.......................................  $(41,623)
     August 31, 1999
     Natural gas commodities.......................................  $(11,540)

   Notional Value--At December 31, 2000, the Company was a party to natural gas commodity derivative instruments including swaps and options covering 32.9 Bcf of natural gas for the year 2001.

   The Company utilized derivative contracts to mitigate its risk associated with weather for the month of November 2000 to reduce the impact of degree day deviations from normal weather. The Company did not have any weather hedges in place at December 31, 2000.

   Credit Risk--The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements which allow for netting of positive and negative exposures associated with a single counterparty.

   The counterparties to the non-trading instruments include affiliates and large integrated energy companies. Accordingly, the Company does not anticipate a material adverse effect on financial position or results of operations as a result of counterparty nonperformance.

                          ONEOK, INC. AND SUBSIDIARIES

 Financial Instruments

   The following table represents the carrying amounts and estimated fair values of the Company's financial instruments, excluding trading activities, which are marked to market, and non-trading commodity instruments, which are listed in the table above.

                                                                     Approximate
                                                          Book Value Fair Value
                                                          ---------- -----------
                                                          (Thousands of Dollars)
     December 31, 2000
     Cash and cash equivalents........................... $      249 $      249
     Accounts and notes receivable....................... $1,627,714 $1,627,714
     Notes payable....................................... $  824,106 $  824,106
     Long-term debt...................................... $1,350,689 $1,302,104
                                                                     Approximate
                                                          Book Value Fair Value
                                                          ---------- -----------
                                                          (Thousands of Dollars)
     December 31, 1999
     Cash and cash equivalents........................... $       72 $       72
     Accounts and notes receivable....................... $  371,313 $  371,313
     Notes payable....................................... $  462,242 $  462,242
     Long-term debt...................................... $  800,731 $  753,298

                                                              Book   Approximate
                                                             Value   Fair Value
                                                            -------- -----------
                                                               (Thousands of
                                                                  Dollars)
     August 31, 1999
     Cash and cash equivalents............................. $  4,402  $  4,402
     Accounts and notes receivable......................... $228,336  $228,336
     Notes payable......................................... $263,747  $263,747
     Long-term debt........................................ $836,975  $790,961

   The fair value of cash and cash equivalents, accounts and notes receivable and notes payable approximate book value due to their short term nature. The estimated fair value of long-term debt has been determined using quoted market prices of the same or similar issues, discounted cash flows, and/or rates currently available to the Company for debt with similar terms and remaining maturities.

(D) REGULATORY ASSETS

   The table presents a summary of regulatory assets, net of amortization, at December 31, 2000 and 1999 and August 31, 1999.

                                           December 31, December 31, August 31,
                                               2000         1999        1999
                                           ------------ ------------ ----------
                                                  (Thousands of Dollars)
Recoupable take-or-pay....................   $ 79,324     $ 84,343    $ 85,996
Pension costs.............................     15,306       19,487      20,881
Postretirement costs other than pension...     61,069       62,207      61,830
Transition costs..........................     22,199       22,746      22,903
Reacquired debt costs.....................     23,209       24,068      22,413
Income taxes..............................     30,727       23,337      24,114
Other.....................................      6,771       11,298       8,521
                                             --------     --------    --------
  Regulatory assets, net..................   $238,605     $247,486    $246,658
                                             ========     ========    ========

                          ONEOK, INC. AND SUBSIDIARIES

   The remaining recovery period for these assets that the Company is not earning a return on is set forth in the table below.

                                                             Remaining Recovery
                                                              Period (Months)
                                                             ------------------
     Postretirement costs other than pension--Oklahoma......          153
     Income taxes--Oklahoma.................................      126-142
     Transition costs.......................................          443

   The OCC directed ONG to assume responsibility for, and ownership of, customer service lines and has authorized the Company to defer as regulatory assets the depreciation and operation and maintenance expenses incurred in connection with this plan. The recovery methodology, amount, and calculation of these deferrals will be addressed in ONG's next rate case filing. Through December 2000, the Company has deferred approximately $200,000 associated with this Commission directive. These deferred costs are included in the caption "Other" in the table of regulatory assets, above.

   The OCC has authorized ONG to defer the incremental costs associated with a five-year cathodic protection program to be implemented to comply with the OCC's Pipeline Safety Department inspection reports. The recovery methodology and amount of these deferred expenses will be addressed in ONG's next rate case filing. Through December 2000, the Company has deferred approximately $700,000 associated with this program. These deferred costs are included in the caption "Other" in the table of regulatory assets, above.

   The OCC has authorized recovery of the take-or-pay settlement, pension and postretirement benefit costs over a 10 to 20 year period. KGS has been deferring and recording postretirement benefits in excess of pay-as-you-go as a regulatory asset as authorized by the KCC. See Note I of Notes to Consolidated Financial Statements.

   The KCC has allowed certain transition costs to be amortized and recovered in rates over a 40-year period with no rate of return on the unrecovered balance. Management believes that all transition costs recorded as a regulatory asset will be recovered through rates based on the accounting orders received and regulatory precedents established by the KCC.

   The Company amortizes reacquired debt costs, which includes unamortized debt costs, in accordance with the accounting rules prescribed by the OCC and KCC. These costs have been included in recent rate filings with the OCC and will be included in future rate filings with the KCC as a component of interest.

   In accordance with various rate orders received from the KCC and the OCC, KGS has not yet collected through rates the amounts necessary to pay a significant portion of the net deferred income tax liabilities. As management believes it is probable that the net future increases in income taxes payable will be recovered from customers, it has recorded a regulatory asset for these amounts.

   Amortization expense related to regulatory assets was approximately $10.6 million for the year ended December 31, 2000, $3.1 million for the four months ended December 31, 1999, and $13.7 million and $11.4 million for the years ended August 31, 1999 and 1998, respectively.

(E) CAPITAL STOCK

   The Company has approximately 42 million shares of unrestricted common stock available for issue. The Company issued Series A Convertible Preferred Stock, par value $0.01 per share, at the time of the transaction with Western Resources, Inc. The holders of Series A Convertible Preferred Stock are entitled to receive a dividend payment, with respect to each dividend period of the common stock, equal to 1.5 times the dividend

                          ONEOK, INC. AND SUBSIDIARIES
amount declared in respect of each share of common stock for the first five years of the agreement. After five years, the rate will be 1.25 times the dividend amount declared in respect of each share of common stock, and at no time, will the dividend be less than $1.80 per share.

   The terms of Series B Convertible Preferred Stock were the same as Series A Convertible Preferred Stock, except that the dividend amount was equal to the greater of 1.25 times the common stock dividend or $1.50 per share. In 1999, the Company acquired and canceled all of the Series B Convertible Preferred Stock it had issued in 1998 and 1999.

   Series C Preferred Stock is designed to protect ONEOK, Inc. shareholders from coercive or unfair takeover tactics. Holders of Series C Preferred Stock are entitled to receive, in preference to the holders of ONEOK common stock, quarterly dividends in an amount per share equal to the greater of $1 or subject to adjustment, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount of all non-cash dividends. No Series C Preferred Stock has been issued.

   The Series A Convertible Preferred Stock is convertible, subject to certain restrictions, at the option of the holder, into ONEOK, Inc., Common Stock at the rate of one share for each share of Series A Convertible Preferred Stock.

   During 1999, the Company initiated a stock buyback plan for up to 15 percent of its capital stock. The program authorizes the Company to make purchases of its common stock on the open market with the timing and terms of purchases and the number of shares purchased to be determined by management based on market conditions and other factors. Through December 31, 2000, the shares purchased totaled 2.6 million. The purchased shares are held in treasury and available for general corporate purposes, funding of stock-based compensation plans, resale at a future date, or retirement. Purchases are financed with short-term debt or are made from available funds.

   The Board of Directors has reserved three million shares of ONEOK, Inc.'s common stock for the Direct Stock Purchase and Dividend Reinvestment Plan, of which 95,000 shares were issued in fiscal year 2000, 28,000 shares were issued in the four months ended December 31, 1999, and 127,000 and 142,000 shares were issued in the years ended August 31, 1999 and 1998, respectively. In January 2001, the Company amended and restated, in entirety, the existing Direct Stock Purchase and Dividend Reinvestment Plan. The Company reserved three million shares of ONEOK Inc.'s common stock for this amended and restated plan and may utilize any shares remaining under the original Direct Stock Purchase and Dividend Reinvestment Plan, resulting in a total of 5.7 million shares available for this plan. The Company has reserved approximately 6.6 million shares for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries.

   Under the most restrictive covenants of the Company's loan agreements, $186.0 million (48 percent) of retained earnings were available to pay dividends at December 31, 2000.

(F) PAID IN CAPITAL

   Paid in capital was $331.5 million and $330.8 million for common stock at December 31, 2000 and 1999, respectively. Paid in capital at August 31, 1999, was $330.8 million for common stock. Paid in capital for convertible preferred stock was $564.2 million at December 31, 2000 and 1999, and August 31, 1999.

(G) LINES OF CREDIT AND SHORT-TERM NOTES PAYABLE

   Commercial paper and short-term notes payable totaling $824.1 million, $462.2 million and $263.7 million were outstanding at December 31, 2000 and 1999, and at August 31, 1999, respectively. The commercial paper and notes carried average interest rates of 6.53 percent, 6.47 percent, and 5.42 percent at December 31, 2000

                          ONEOK, INC. AND SUBSIDIARIES
and 1999, and August 31, 1999, respectively. The Company has an $800 million and $100 million short-term unsecured revolving credit facilities, which provide a back-up line of credit for commercial paper in addition to providing short-term funds. Interest rates and facility fees are based on prevailing market rates and the Company's credit ratings. No compensating balance requirements existed at December 31, 2000. Maximum short-term debt from all sources as approved by the Company's Board of Directors is $1.2 billion.

(H) LONG-TERM DEBT

   The aggregate maturities of long-term debt outstanding at December 31, 2000, are $10.8 million; $250 million; $10 million; $50 million; and $360 million for 2001 through 2005, respectively, including $6 million, which is callable at the option of the holder in each of those years. All long-term notes payable at December 31, 2000, are unsecured.

   The Company issued $240 million of two-year floating rate notes in April 2000. The interest rate for these notes resets quarterly at a 0.65 percent spread over the three month London InterBank Offered Rate (LIBOR). The proceeds from the notes were used to fund acquisitions. In March 2000, the Company issued $350 million of five year, 7.75 percent, fixed rate notes to refinance short-term debt and finance acquisitions.

                                            December 31, December 31, August 31,
                                                2000         1999        1999
                                            ------------ ------------ ----------
                                                   (Thousands of Dollars)
Long-term Notes Payable
  6.43% due 2000...........................  $      --     $  5,000    $  5,000
  7.25% due 2001...........................         767       1,535       1,534
  6.403% due 2002..........................     240,000         --          --
  8.44% due 2004...........................      40,000      40,000      40,000
  7.75% due 2005...........................     350,000         --          --
  7.75% due 2006...........................     300,000     300,000     300,000
  8.32% due 2007...........................      28,000      32,000      32,000
  6.00% due 2009...........................     100,000     100,000     100,000
  6.40% due 2019...........................      96,502      99,308      99,794
  9.70% due 2019...........................         --        8,826       8,826
  9.75% due 2020...........................         --       15,305      15,305
  8.70% due 2021...........................         --          --       34,871
  6.50% due 2028...........................      95,420      98,757      99,645
  6.875% due 2028..........................     100,000     100,000     100,000
                                             ----------    --------    --------
    Total Long-term Notes Payable..........   1,350,689     800,731     836,975
Unamortized debt discount..................       3,840       3,890       4,071
Current maturities.........................      10,767      21,767      22,817
                                             ----------    --------    --------
    Long-term debt.........................  $1,336,082    $775,074    $810,087
                                             ==========    ========    ========

(I) EMPLOYEE BENEFIT PLANS

   Retirement Plans--The Company has defined benefit retirement plans covering substantially all employees. Company officers and certain key employees are also eligible to participate in supplemental retirement plans. The Company generally funds pension costs at a level equal to the minimum amount required under the Employee Retirement Income Security Act of 1974.

   Other Postretirement Benefit Plans--The Company sponsors welfare care plans that provide postretirement medical benefits and life and accidental death and dismemberment benefits to substantially all

                          ONEOK, INC. AND SUBSIDIARIES
employees who retire under the Retirement Plans at age 55 or older with at least five years of service. The plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance.

   The Company elected to delay recognition of the accumulated postretirement benefit obligation (APBO) and amortize it over 20 years as a component of net periodic postretirement benefit cost.

   The following tables set forth the Company's pension and other postretirement benefit plans benefit obligations, fair value of plan assets, and funded status at December 31, 2000 and 1999, and August 31, 1999.

                                Pension Benefits            Postretirement Benefits
                          ------------------------------ --------------------------------
                            December 31,      August 31,    December 31,       August 31,
                            2000      1999       1999      2000       1999        1999
                          --------  --------  ---------- ---------  ---------  ----------
                                            (Thousands of Dollars)
CHANGE IN BENEFIT
 OBLIGATION
Benefit obligation,
 beginning of period....  $495,061  $504,865   $500,327  $ 146,589  $ 160,371  $ 153,326
Service cost............     9,365     2,829      9,282      3,566      1,297      4,036
Interest cost...........    34,806    11,431     32,832     10,312      3,636     10,055
Participant
 contributions..........       --        --         --       1,173        334      2,260
Plan amendments.........       --        --       7,600     (7,816)   (10,893)     1,956
Actuarial gain..........   (25,965)  (13,973)   (15,501)    (5,228)    (4,786)    (4,081)
Benefits paid...........   (31,388)  (10,091)   (29,675)   (12,439)    (3,370)    (7,181)
                          --------  --------   --------  ---------  ---------  ---------
Benefit obligation, end
 of period..............  $481,879  $495,061   $504,865  $ 136,157  $ 146,589  $ 160,371
                          ========  ========   ========  =========  =========  =========
CHANGE IN PLAN ASSETS
Fair value of assets,
 beginning of period....  $640,330  $660,386   $595,308  $  17,837  $  17,500  $  14,075
Actual return on
 assets.................   137,791   (10,198)    93,854      1,941       (674)      (111)
Employer contributions..       902       233        899      4,332      1,011      3,536
Benefits paid...........   (31,388)  (10,091)   (29,675)       --         --         --
                          --------  --------   --------  ---------  ---------  ---------
Fair value of assets,
 end of period..........  $747,635  $640,330   $660,386  $  24,110  $  17,837  $  17,500
                          ========  ========   ========  =========  =========  =========
Funded status--over
 (under)................  $265,756  $145,269   $155,521  $(112,048) $(128,752) $(142,871)
Unrecognized net asset..    (1,715)   (2,182)    (2,338)       --         --         --
Unrecognized transition
 obligation.............       --        --         --      24,758     34,332     43,048
Unrecognized prior
 service cost...........     6,934     7,756      8,030        --         877      4,195
Unrecognized net (gain)
 loss...................  (188,392)  (79,969)   (93,683)     9,689     16,356     18,379
Activity subsequent to
 measurement date.......       --        --         --        (793)      (998)    (1,306)
                          --------  --------   --------  ---------  ---------  ---------
(Accrued) prepaid
 pension cost...........  $ 82,583  $ 70,874   $ 67,530  $ (78,394) $ (78,185) $ (78,555)
                          ========  ========   ========  =========  =========  =========
ACTUARIAL ASSUMPTIONS
Discount rate...........      7.75%     7.25%      7.00%      7.75%      7.25%      7.00%
Expected rate of
 return.................      9.25%     9.25%      9.00%      9.25%      9.25%      8.00%
Compensation increase
 rate...................      4.50%     4.50%      4.50%      4.50%      4.50%      4.50%

                                              Pension Benefits
                               -----------------------------------------------
                                   Year     Four Months     Year       Year
                                  Ended        Ended       Ended      Ended
                               December 31, December 31, August 31, August 31,
                                   2000         1999        1999       1998
                               ------------ ------------ ---------- ----------
COMPONENTS OF NET PERIODIC
 BENEFIT COST
Service cost..................   $  9,365     $  2,829    $  9,282   $  7,221
Interest cost.................     34,806       11,431      32,832     30,875
Expected return on assets.....    (55,566)     (17,581)    (46,846)   (38,686)
Amortization of unrecognized
 net asset at adoption........       (467)        (156)       (467)      (467)
Amortization of unrecognized
 prior service cost...........        822          274         177        177
Amortization of loss..........        233           92         786        146
                                 --------     --------    --------   --------
Net periodic benefit cost.....   $(10,807)    $ (3,111)   $ (4,236)  $   (734)
                                 ========     ========    ========   ========

                          ONEOK, INC. AND SUBSIDIARIES

                                           Postretirement Benefits
                               -----------------------------------------------
                                   Year     Four Months     Year       Year
                                  Ended        Ended       Ended      Ended
                               December 31, December 31, August 31, August 31,
                                   2000         1999        1999       1998
                               ------------ ------------ ---------- ----------
COMPONENTS OF NET PERIODIC
 BENEFIT COST
Service cost..................   $ 3,566       $1,297     $ 4,036    $ 2,570
Interest cost.................    10,312        3,636      10,055      8,224
Expected return on assets.....    (1,792)        (616)     (1,325)      (739)
Amortization of unrecognized
 net transition obligation at
 adoption.....................     2,512        1,025       3,235      3,235
Amortization of unrecognized
 prior service cost...........       --            66         --        (212)
Amortization of loss..........       430          154         688        --
                                 -------       ------     -------    -------
Net periodic benefit cost.....   $15,028       $5,562     $16,689    $13,078
                                 =======       ======     =======    =======

   For measurement purposes, a 6.65 percent annual rate of increase in the per capita cost of covered medical benefits (i.e., medical cost trend rate) was assumed for 2000, the rate was assumed to decrease gradually to 5 percent by the year 2003 and remain at that level thereafter. The medical cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000, by $10.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2000, by $1.5 million. Decreasing the assumed medical cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2000, by $8.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2000, by $1.2 million.

   Employee Thrift Plan--The Company has a Thrift Plan covering substantially all employees. Employee contributions are discretionary. Subject to certain limits, employee contributions are matched by the Company. The cost of the plan was $6.7 million in fiscal year 2000; $2.3 million for the four months ended December 31, 1999; and $6.3 million and $4.7 million for the years ended August 31, 1999 and 1998, respectively.

   Postemployment Benefits--The Company pays postemployment benefits to former or inactive employees after employment but before normal retirement.

   Regulatory Treatment--The OCC has approved the recovery of ONG pension costs and other postretirement benefit costs through rates. The costs recovered through rates are based on current funding requirements and the net periodic postretirement benefit cost for pension and postretirement costs, respectively. Differences, if any, between the expense and the amount ordered through rates are charged to earnings.

   Prior to the acquisition of the assets regulated by the KCC in fiscal 1998, Western had established a corporate-owned life insurance ("COLI") program which it believed in the long term would offset the expenses of its postretirement and postemployment benefit plans. Accordingly, the KCC issued an order permitting the deferral of postretirement and postemployment benefit expenses in excess of amounts recognized on a pay-as-you-go basis. The Company did not acquire the COLI program. In connection with the KCC's approval of the acquisition, the KCC granted the Company the benefit of all previous accounting orders issued to Western and requested that the Company submit a plan of recovery either through a general rate increase or through specific cost savings or revenue increases. Based on regulatory precedents established by the KCC and the accounting order, which permits the Company to seek recovery through rates, management believes that it is probable that accrued postretirement and postemployment benefits can be recovered in rates. The Company plans to file for recovery of these costs when the rate moratorium expires and anticipates that recovery will be allowed over a period not to exceed approximately 10 years. If these costs cannot be recovered in rates charged

                          ONEOK, INC. AND SUBSIDIARIES
to customers, the Company would be required to record a one-time charge to expense the regulatory asset established for postretirement and postemployment benefit costs totaling approximately $52.5 million at December 31, 2000.

(J) COMMITMENTS AND CONTINGENCIES

   Leases--The initial term of the Company's headquarters building, ONEOK Plaza, is for 25 years, expiring in 2009, with six five-year renewal options. At the end of the initial term or any renewal period, the Company can purchase the property at its fair market value. Annual rent expense for the lease will be approximately $6.8 million until 2009. Rent payments were $9.3 million for fiscal year 2000, $2.9 million for the four months ended December 31, 1999, and $5.8 million for the years ended August 31,1999 and 1998. Estimated future minimum rental payments for the lease are $9.3 million for each of the years ending December 31, 2001 through 2009.

   The Company has the right to sublet excess office space in ONEOK Plaza. The Company received rental revenue of $3.5 million in fiscal year 2000, $1.0 million for the four months ended December 31, 1999, and $2.8 million for the years ended August 31,1999 and 1998, for various subleases. Estimated minimum future rental payments to be received under existing contracts for subleases are $3.4 million in 2001, $3.1 million in 2002, $2.6 million in 2003, $1.9 million in 2004, $1.2 million in 2005, and a total of $1.9 million thereafter.

   Other operating leases include a gas processing plant, office buildings, and equipment. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2000 are $26.5 million in 2001, $22.1 million in 2002, $16.8 million in
2003, $21.3 million in 2004 and $24.6 million in 2005. The above amounts include the following minimum lease payments relating to the lease of a gas processing plant: $25.5 million in 2001, $21.3 million in 2002, $16.2 million in 2003, $20.9 million in 2004, and $24.2 million in 2005. The Company has a liability for uneconomic lease terms relating to the gas processing plant. Accordingly, the liability is amortized to rent expense in the amount of $13.0 million per year over the term of the lease.

   Southwest Gas Corporation--In connection with the now terminated proposed acquisition of Southwest, the Company is party to various lawsuits. The Company and certain of its officers as well as Southwest and certain of its officers and others have been named as defendants in a lawsuit brought by Southern Union Company (Southern Union). The Southern Union allegations include, but are not limited to, Racketeer, Influenced and Corrupt Organizations Act violations and improper interference in a contractual relationship between Southwest and Southern Union. The complaint asks for $750 million damages to be trebled for racketeering and unlawful violations, compensatory damages of not less than $750 million and rescission of the Confidentiality and Standstill Agreement.

   The Company, as third party beneficiary, has filed a lawsuit against Southern Union for, among other things, breach of a confidentiality agreement with Southern Union and Southwest and tortuous interference with the Southwest Gas merger agreement. The Company filed suit against Southwest seeking a declaratory judgment determining that it had properly terminated the merger agreement. In response to this suit, Southwest brought a suit against the Company and Southern Union alleging, among other things, fraud and breach of contract. Southwest is seeking damages in excess of $75,000.

   Two substantially identical derivative actions were filed by shareholders against the members of the Board of Directors of the Company for alleged violation of their fiduciary duties to the Company by causing or allowing the Company to engage in certain fraudulent and improper schemes relating to the planned merger with Southwest and waste of corporate assets. These two cases were consolidated into one case. Such conduct allegedly caused the Company to be sued by both Southwest and Southern Union which exposed the Company

                          ONEOK, INC. AND SUBSIDIARIES
to million of dollars of potential liabilities. The plaintiffs seek an award of compensatory and punitive damages and costs, disbursements and reasonable attorney fees. The Company and its Independent Directors and officers, named as defendants, filed Motions to Dismiss the actions for failures of the plaintiffs to make a pre-suit demand on ONEOK's Board of Directors. Additionally, the Independent Directors and certain officers named as defendants, filed Motions to Dismiss the actions for failure to state a claim.

   If any of the plaintiffs should be successful in any of their claims against the Company and substantial damages are awarded, it could have a material adverse effect on the Company's operations, cash flow, and financial position. The Company is defending itself vigorously against all claims asserted by Southern and Southwest and all other matters relating to the now terminated merger with Southwest.

   Environmental--The Company has responsibility for 12 manufactured gas sites located in Kansas, which may contain coal tar and other potentially harmful materials that are classified as hazardous material. Hazardous materials are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE presently governs all future work at these sites. The terms of the consent agreement allow the Company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analysis. The prioritized sites will be investigated over a ten year period. At December 31, 2000, the costs of the investigations and risk analysis have been immaterial. Limited information is available about the sites and no testing has been performed. Management's best estimate of the cost of remediation ranges from $100 thousand to $10 million per site based on a limited comparison of costs incurred to remediate comparable sites. These estimates do not give effect to potential insurance recoveries, recoveries through rates or from third parties. The KCC has permitted others to recover their remediation costs through rates. It should be noted that additional information and testing could result in costs significantly below or in excess of the amounts estimated above. To the extent that such remediation costs are not recovered, the costs could be material to the Company's results of operations and cash flows depending on the degree of remediation required and number of years over which the remediation must be completed.

   Other--The Company is a party to other litigation matters and claims, which are normal in the course of its operations, and while the results of litigation and claims cannot be predicted with certainty, management believes the final outcome of such matters will not have a materially adverse effect on consolidated results of operations, financial position, or liquidity.

(K) INCOME TAXES

   The provisions for income taxes are as follows:

                                   Year     Four Months     Year       Year
                                  Ended        Ended       Ended      Ended
                               December 31, December 31, August 31, August 31,
                                   2000         1999        1999       1998
                               ------------ ------------ ---------- ----------
                                           (Thousands of Dollars)
   Current income taxes
     Federal..................   $55,764      $(6,345)    $48,760    $62,462
     State....................     8,379          765       3,371     11,746
                                 -------      -------     -------    -------
       Total current income
        taxes.................    64,143       (5,580)     52,131     74,208
                                 -------      -------     -------    -------
   Deferred income taxes
     Federal..................    23,947       25,938      13,671     (6,325)
     State....................     2,196        2,379       1,254     (1,298)
                                 -------      -------     -------    -------
       Total deferred income
        taxes.................    26,143       28,317      14,925     (7,623)
                                 -------      -------     -------    -------
       Total provision for
        income taxes..........   $90,286      $22,737     $67,056    $66,585
                                 =======      =======     =======    =======

                          ONEOK, INC. AND SUBSIDIARIES

   Following is a reconciliation of the provision for income taxes.

                                   Year     Four Months     Year       Year
                                  Ended        Ended       Ended      Ended
                               December 31, December 31, August 31, August 31,
                                   2000         1999        1999       1998
                               ------------ ------------ ---------- ----------
                                           (Thousands of Dollars)
   Pretax income..............   $233,778     $58,081     $173,413   $168,380
   Federal statutory income
    tax rate..................         35%         35%          35%        35%
                                 --------     -------     --------   --------
   Provision for federal
    income taxes..............     81,822      20,328       60,695     58,933
   Amortization of
    distribution property
    investment tax credit.....       (807)       (302)      (1,103)      (938)
   State income taxes, net of
    federal tax benefit.......      6,874       2,044        5,737      6,253
   Other, net.................      2,397         667        1,727      2,337
                                 --------     -------     --------   --------
     Actual income tax
      expense.................   $ 90,286     $22,737     $ 67,056   $ 66,585
                                 ========     =======     ========   ========

   The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities are shown in the accompanying table.

                                                                        August
                                             December 31, December 31,   31,
                                                 2000         1999       1999
                                             ------------ ------------ --------
                                                   (Thousands of Dollars)
   Deferred tax assets
     Accrued liabilities not deductible
      until paid............................   $ 10,425     $  8,383   $ 16,856
     Net operating loss carryforward........      1,665        1,317      1,315
     Regulatory assets......................      4,734        3,760      8,728
     Other..................................      4,277        1,982      3,444
                                               --------     --------   --------
       Total deferred tax assets............     21,101       15,442     30,343
   Valuation allowance for net operating
    loss carryforward expected to expire
    prior to utilization....................      1,230          882        880
                                               --------     --------   --------
     Net deferred tax assets................     19,871       14,560     29,463
   Deferred tax liabilities
     Excess of tax over book depreciation
      and depletion.........................    298,492      262,515    265,493
     Investment in joint ventures...........     11,280       11,414      7,458
     Regulatory assets......................     78,186       75,407     66,932
     Other..................................      3,851        6,724      3,502
                                               --------     --------   --------
       Total deferred tax liabilities.......    391,809      356,060    343,385
                                               --------     --------   --------
       Net deferred tax liabilities.........   $371,938     $341,500   $313,922
                                               ========     ========   ========

   The Company has remaining net operating loss carry-forwards for income tax purposes of approximately $22.9 million at December 31, 2000, which expire, unless previously utilized, at various dates through the year 2010. At December 31, 2000, the Company had $7.4 million in deferred investment tax credits recorded in other deferred credits, which will be amortized over the next 15 years.

                          ONEOK, INC. AND SUBSIDIARIES

(L) SEGMENT INFORMATION

   Management has divided its operations into the following reportable segments based on similarities in economic characteristics, products and services, types of customers, methods of distribution and regulatory environment.

   The Company conducts its operations through six segments: (1) the Marketing and Trading segment markets natural gas to wholesale and retail customers and markets electricity to wholesale customers; (2) the Gathering and Processing segment gathers and processes natural gas and fractionates, stores and markets natural gas liquids; (3) the Transportation and Storage segment transports and stores natural gas for others; (4) the Distribution segment distributes natural gas to residential, commercial and industrial customers and leases pipeline capacity to others; (5) the Production segment produces natural gas and oil; and (6) the Other segment primarily operates and leases the Company's headquarters building and a related parking facility.

   The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies. Intersegment sales are recorded on the same basis as sales to unaffiliated customers. All corporate overhead costs relating to a reportable segment have been allocated for the purpose of calculating operating income. The Company's equity method investments do not represent operating segments of the Company. The Company has no single external customer from which it receives ten percent or more of its revenues.

                          ONEOK, INC. AND SUBSIDIARIES

                                            Marketing  Gathering  Transportation                            Other
             Year Ended                        and        and          and                                   and
         December 31, 2000                   Trading   Processing    Storage     Distribution Production Eliminations   Total
         -----------------                  ---------- ---------- -------------- ------------ ---------- ------------ ----------
                                                                           (Thousands of Dollars)
Sales to unaffiliated customers.....        $4,362,024 $  839,388    $111,644     $1,270,369   $ 50,686   $   8,747   $6,642,858
Intersegment sales..................           299,657    197,325      56,814          3,568     19,669    (577,033)  $      --
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
 Total Revenues.....................        $4,661,681 $1,036,713    $168,458     $1,273,937   $ 70,355   $(568,286)  $6,642,858
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
Net revenues........................        $   66,482 $  224,012    $125,582     $  377,277   $ 70,355   $ (66,576)  $  797,132
Operating costs.....................        $   14,321 $   90,501    $ 44,785     $  211,629   $ 24,228   $ (65,616)  $  319,848
Depreciation, depletion and amortization..  $      887 $   22,692    $ 18,639     $   67,717   $ 30,884   $   2,532   $  143,351
Operating income....................        $   51,274 $  110,819    $ 62,158     $   97,931   $ 15,243   $  (3,492)  $  333,933
Cumulative effect of a change in
 accounting principle, net of tax...        $    2,115 $      --     $    --      $      --    $    --    $     --    $    2,115
Income from equity investments......        $      --  $      --     $  3,240     $      --    $    785   $     --    $    4,025
Total assets........................        $3,112,653 $1,507,546    $661,894     $2,007,351   $364,248   $(284,556)  $7,369,136
Capital expenditures................        $   59,512 $   32,383    $ 37,701     $  124,983   $ 34,035   $  22,789   $  311,403
                                            ---------- ----------    --------     ----------   --------   ---------   ----------

                                            Marketing  Gathering  Transportation                            Other
         Four Months Ended                     and        and          and                                   and
         December 31, 1999                   Trading   Processing    Storage     Distribution Production Eliminations   Total
         -----------------                  ---------- ---------- -------------- ------------ ---------- ------------ ----------
                                                                           (Thousands of Dollars)
Sales to unaffiliated customers.....        $  365,224 $   63,869    $ 13,283     $  337,890   $ 18,692   $   7,520   $  806,478
Intersegment sales..................            17,825     15,032      25,868          1,334      4,779     (64,838)  $      --
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
 Total Revenues.....................        $  383,049 $   78,901    $ 39,151     $  339,224   $ 23,471   $ (57,318)  $  806,478
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
Net revenues........................        $   11,493 $   19,413    $ 34,491     $  129,870   $ 23,471   $      59   $  218,797
Operating costs.....................        $    3,344 $    8,588    $ 10,184     $   69,455   $  7,245   $  (6,814)  $   92,002
Depreciation, depletion and
 amortization.......................        $      242 $    2,513    $  5,124     $   24,815   $  9,715   $     818   $   43,227
Operating income....................        $    7,907 $    8,312    $ 19,183     $   35,600   $  6,511   $   6,055   $   83,568
Income (loss) from equity
 investments........................        $      --  $      --     $  1,074     $      --    $    (11)  $     --    $    1,063
Total assets........................        $  306,705 $  368,904    $437,561     $1,776,273   $352,912   $  (1,115)  $3,241,240
Capital expenditures................        $   13,454 $   14,613    $  5,837     $   34,167   $  6,411   $   1,534   $   76,016
                                            ========== ==========    ========     ==========   ========   =========   ==========

                                            Marketing  Gathering  Transportation                            Other
             Year Ended                        and        and          and                                   and
          August 31, 1999                    Trading   Processing    Storage     Distribution Production Eliminations   Total
          ---------------                   ---------- ---------- -------------- ------------ ---------- ------------ ----------
                                                                           (Thousands of Dollars)
Sales to unaffiliated customers.....        $  772,331 $   72,277    $ 27,892     $  915,782   $ 44,026   $   6,641   $1,838,949
Intersegment sales..................            53,067     11,513      79,993          8,168     22,868    (175,609)  $      --
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
 Total Revenues.....................        $  825,398 $   83,790    $107,885     $  923,950   $ 66,894   $(168,968)  $1,838,949
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
Net revenues........................        $   35,443 $   31,311    $102,910     $  393,461   $ 66,894   $  (4,548)  $  625,471
Operating costs.....................        $    9,069 $   11,207    $ 28,919     $  219,945   $ 19,128   $  (8,223)  $  280,045
Depreciation, depletion and
 amortization.......................        $      503 $    3,562    $ 13,852     $   75,443   $ 34,073   $   2,271   $  129,704
Operating income....................        $   25,871 $   16,542    $ 60,139     $   98,073   $ 13,693   $   1,404   $  215,722
Income from equity investments......        $      --  $      --     $  1,501     $      --    $     59   $     --    $    1,560
Total assets........................        $  273,491 $  343,133    $373,742     $1,722,381   $361,806   $ (49,608)  $3,024,945
Capital expenditures................        $    4,196 $    8,557    $ 32,618     $   98,685   $ 16,046   $   4,068   $  164,170
                                            ---------- ----------    --------     ----------   --------   ---------   ----------

                                            Marketing  Gathering  Transportation                            Other
             Year Ended                        and        and          and                                   and
          August 31, 1999                    Trading   Processing    Storage     Distribution Production Eliminations   Total
          ---------------                   ---------- ---------- -------------- ------------ ---------- ------------ ----------
                                                                           (Thousands of Dollars)
Sales to unaffiliated customers.....        $  746,744 $   63,248    $ 17,399     $  956,044   $ 31,570   $   5,753   $1,820,758
Intersegment sales..................            31,870     15,309      73,302          7,784     12,312    (140,577)  $      --
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
 Total Revenues.....................        $  778,614 $   78,557    $ 90,701     $  963,828   $ 43,882   $(134,824)  $1,820,758
                                            ---------- ----------    --------     ----------   --------   ---------   ----------
Net revenues........................        $   19,927 $   25,395    $ 88,753     $  367,453   $ 43,882   $     229   $  545,639
Operating costs.....................        $    7,024 $    7,725    $ 29,104     $  197,590   $ 14,312   $    (580)  $  255,175
Depreciation, depletion and
 amortization.......................        $      561 $    2,249    $ 12,818     $   66,214   $ 18,872   $     939   $  101,653
Operating income....................        $   12,342 $   15,421    $ 46,831     $  103,649   $ 10,698   $    (130)  $  188,811
Total assets........................        $  130,100 $   86,955    $351,692     $1,771,999   $282,765   $(201,024)  $2,422,487
Capital expenditures................        $      --  $    2,235    $ 38,271     $   77,198   $ 16,650   $   6,533   $  140,887
                                            ---------- ----------    --------     ----------   --------   ---------   ----------

                          ONEOK, INC. AND SUBSIDIARIES

(M) QUARTERLY FINANCIAL DATA (UNAUDITED)

   Total operating revenues are consistently greater during the heating season from November through March due to the large volume of natural gas sold to customers for heating. A summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and August 31, 1999 follows:

Year Ended                   First       Second        Third         Fourth
December 31, 2000           Quarter     Quarter       Quarter       Quarter
-----------------          -----------------------  ------------  ------------
                           (Thousands of dollars, except per share amounts)
Operating revenues.......  $  822,713 $  1,385,565  $  1,754,234  $  2,680,346
Operating income.........  $  105,821 $     76,067  $     48,525  $    103,520
Other income (expense)...  $   15,517 $       (952) $     (1,073) $      4,983
Income taxes.............  $   38,446 $     19,610  $      5,029  $     27,201
Net Income...............  $   63,022 $     27,162  $     10,086  $     45,337
Earnings per share of
 common stock
  Basic..................  $     1.84 $       0.61  $       0.03  $       1.23
  Diluted................  $     1.28 $       0.55  $       0.03  $       0.92
Dividends per share of
 common stock............  $     0.31 $       0.31  $       0.31  $       0.31
Average shares of common
 stock outstanding
  Basic..................      29,242       29,196        29,200        29,258
  Diluted................      49,189       49,146        29,204        49,376
                           ---------- ------------  ------------  ------------
Year Ended                   First       Second        Third         Fourth
August 31, 1999             Quarter     Quarter       Quarter       Quarter
---------------            -----------------------  ------------  ------------
                           (Thousands of dollars, except per share amounts)
Operating revenues.......  $  374,494 $    591,626  $    417,052  $    455,777
Operating income.........  $   29,557 $    124,099  $     44,138  $     17,928
Other income.............  $    5,435 $      1,038  $      1,028  $      2,999
Income taxes.............  $    9,387 $     44,596  $     10,985  $      2,088
Net Income...............  $   14,250 $     68,532  $     21,196  $      2,379
Earnings (loss) per share
 of common stock
  Basic..................  $     0.16 $       1.87  $       0.38  $      (0.22)
  Diluted................  $     0.16 $       1.33  $       0.38  $      (0.22)
Dividends per share of
 common stock............  $     0.31 $       0.31  $       0.31  $       0.31
Average shares of common
 stock outstanding
  Basic..................      31,535       31,594        31,634        31,233
  Diluted................      31,578       51,687        31,640        31,233
                           ---------- ------------  ------------  ------------

                          ONEOK, INC. AND SUBSIDIARIES

(N) SUPPLEMENTAL CASH FLOW INFORMATION

   The table presents supplemental information relative to the Company's cash flows for the year ended December 31, 2000, the four months ended December 31, 1999, and the years ended August 31, 1999 and 1998.

                                    Year     Four Months     Year       Year
                                   Ended        Ended       Ended      Ended
                                December 31, December 31, August 31, August 31,
                                    2000         1999        1999       1998
                                ------------ ------------ ---------- ----------
                                            (Thousands of Dollars)
Cash paid during the year
  Interest (including amounts
   capitalized)................  $ 111,097     $16,605     $ 50,498  $  34,637
  Income taxes.................  $  57,579        $--      $ 59,466  $  73,772
Noncash transactions
  Treasury stock transferred to
   compensation plan...........  $     --      $ 2,071     $    --   $     --
  Gas received as payment in
   kind........................  $     --      $   --      $    135  $     280
Acquisitions
  Property, plant, and
   equipment...................  $ 832,849     $17,482     $338,138  $ 803,370
  Current assets...............     74,012         --           --     232,738
  Current liabilities..........    (20,996)        --           --     (42,575)
  Debt assumed.................         --         --           --    (161,698)
  Regulatory assets and
   goodwill....................     17,663         --        10,817    169,983
  Lease obligation.............   (157,651)        --           --         --
  Price risk management
   activities..................   (239,660)        --           --         --
  Deferred debits..............         --         --           --      62,633
  Deferred credits.............    (11,313)        --           --     (89,655)
  Deferred income taxes........        --          --        (4,461)  (127,744)
  Capital stock................        --          --           --    (662,003)
                                 ---------     -------     --------  ---------
    Cash paid..................  $ 494,904     $17,482     $344,494  $ 185,049
                                 =========     =======     ========  =========

(O) STOCK BASED COMPENSATION

   Long-Term Incentive Plan--The Long-term Incentive Plan (Plan) provides for the granting of incentive stock options, fixed stock options, stock bonus awards, and restricted stock awards to key employees. The Company has reserved
2.4 million shares of common stock for the Plan.

   Under the Plan, options may be granted by the Executive Compensation Committee (the Committee) at any time within ten years expiring August 17, 2005. Options may be granted which are not exercisable until a fixed future date or in installments. The Plan also provides for restored options in the event that the optionee surrenders shares of common stock which the optionee already owns in full or partial payment of the options price under this option and/or surrenders shares of common stock to satisfy withholding tax obligations incident to the exercise of this option. A restored option has an option price equal to the fair market value of the common stock on the date on which the exercise of the option resulted in the grant of the restored option.

                          ONEOK, INC. AND SUBSIDIARIES

   Options issued to date become void upon voluntary termination of employment other than retirement. In the event of retirement or involuntary termination, the optionee may exercise the option within three months. In the event of death, the option may be exercised by the personal representative of the optionee within a period to be determined by the Committee and stated in the option. A portion of the options issued to date can be exercised after one year from grant date and must be exercised no later than ten years after grant date. Activity to date has been as follows:

                                                                     Weighted
                                                       Number of     Average
                                                        Shares    Exercise Price
                                                       ---------  --------------
     Outstanding August 31, 1997......................  189,347       $25.54
       Granted........................................  262,576       $33.39
       Exercised......................................  (96,047)      $25.55
       Expired........................................   (4,900)      $33.94
                                                       --------       ------
     Outstanding August 31, 1998......................  350,976       $31.30
       Granted........................................  265,724       $35.22
       Exercised......................................  (27,950)      $26.88
       Expired........................................   (2,500)      $34.90
       Restored.......................................   35,845       $35.95
                                                       --------       ------
     Outstanding August 31, 1999......................  622,095       $33.09
       Granted........................................  308,700       $29.16
       Exercised......................................   (1,000)      $23.69
       Expired........................................   (3,000)      $35.22
       Restored.......................................      863       $27.38
                                                       --------       ------
     Outstanding December 31, 1999....................  927,658       $31.78
       Granted........................................    4,000       $26.31
       Exercised...................................... (171,411)      $30.76
       Expired........................................  (37,100)      $32.01
       Restored.......................................   27,531       $42.91
                                                       --------       ------
     Outstanding December 31, 2000....................  750,678       $32.38
                                                       --------       ------
     Options Exercisable
       August 31, 1998................................   94,469        25.78
       August 31, 1999................................  354,995        31.49
       December 31, 1999..............................  420,770        32.10
       December 31, 2000..............................  406,947        32.53

   At December 31, 2000, the Company had 662,776 outstanding options with exercise prices ranging between $23.69 to $35.22 and a weighted average remaining life of 7.92 years. Of these options, 346,576 were exercisable at December 31, 2000 with a weighted average exercise price of $31.89.

   The Company also had 87,902 options outstanding at December 31, 2000 with exercise prices ranging between $35.75 and $49.56 and a weighted average remaining life of 6.35 years. Of these options, 60,371 were exercisable at December 31, 2000 at a weighted average exercise price of $37.19.

   Under the Plans, restricted stock awards also may be granted to key officers and employees. Ownership of the common stock vests over a three year period. Shares awarded may not be sold during the vesting period. The fair market value of the shares associated with the restricted stock awards is recorded as unearned compensation in stockholders' equity and is amortized to compensation expense over the vesting period. The

                          ONEOK, INC. AND SUBSIDIARIES
dividends on the restricted stock awards are reinvested in common stock. These shares fully vest three years after the grant date of the restricted stock awards. The average price of shares granted was $29.16 and $26.31 for the four months ended December 31, 1999, and the year ended December 31, 2000, respectively.

   Restricted stock information for 2000 and 1999 is as follows:

                                                                       Number of
                                                                        Shares
                                                                       ---------
Outstanding August 31, 1999...........................................      --
  Granted.............................................................   66,300
  Released to participants............................................      --
  Forfeited...........................................................      --
  Dividends...........................................................      697
                                                                        -------
Outstanding December 31, 1999.........................................   66,997
  Granted.............................................................    2,000
  Released to participants............................................   (3,924)
  Forfeited...........................................................  (10,390)
  Dividends...........................................................    2,724
                                                                        -------
Outstanding December 31, 2000.........................................   57,407
                                                                        =======

   Employee Stock Purchase Plan--In 1995, the Company authorized the Employee Stock Purchase Plan and reserved 350,000 shares of common stock for it. In January 2000, the Company reserved an additional 800,000 shares for the plan. Almost all full-time employees are eligible to participate. Under the terms of the plan, employees can choose to have up to ten percent of their annual earnings withheld to purchase the Company's common stock. The Committee may allow contributions to be made by other means provided that in no event will contributions from all means exceed ten percent of the employee's annual earnings. The purchase price of the stock is 85 percent of the lower of its beginning-of-year or end-of-year market price. Approximately 56 percent, 54 percent and 60 percent of eligible employees participated in the plan in fiscal year 2000, and the years ended August 31,1999 and 1998, respectively. Under the plan, the Company sold 261,522 shares in 2000, 88,029 shares in 1999 and 97,091 shares in 1998.

   Accounting Treatment--The Company continues to apply APB 25 in accounting for both plans. Accordingly, no compensation has been recognized in the consolidated financial statements for the Company's options and the Employee Stock Purchase Plan. Had the Company applied the provisions of SFAS 123 to determine the compensation cost under these plans, the Company's pro forma net income and diluted earnings per share would have been as follows:

                                             Four Months
                                 Year Ended     Ended     Year Ended Year Ended
                                December 31, December 31, August 31, August 31,
                                    2000         1999        1999       1998
                                ------------ ------------ ---------- ----------
                                    (Thousands of dollars, except per share
                                                   amounts)
Net Income
  As reported..................   $145,607     $35,344     $106,357   $101,795
  Pro Forma....................   $135,893     $27,066     $ 99,887   $ 98,592
Earnings per share--Diluted
  As reported..................   $   2.96     $  0.70     $   2.06   $   2.23
  Pro Forma....................   $   2.76     $  0.54     $   1.94   $   2.16
                                  ========     =======     ========   ========

   The fair market value of each option granted is estimated based on the Black-Scholes model. Based on previous stock performance, volatility is estimated to be 0.2406 for fiscal year 2000, 0.2414 for the four months ended December 31, 1999, 0.2151 for the year ended August 31, 1999 and 0.2720 for the year ended

                          ONEOK, INC. AND SUBSIDIARIES

August 31,1998. Dividend yield is estimated to be 2.6 percent for fiscal year 2000, 1.2 percent for the four months ended December 31, 1999, 4.0 percent for the year ended August 31, 1999 and 3.9 percent for the year ended August 31,1998, with a risk-free interest rate of 5.665 percent for fiscal year 2000,
5.664 percent for the four months ended December 31, 1999, and 5.983 percent and 6.590 percent for the years ended December 31, 1999 and 1998, respectively.

   Expected life ranged from 1 to 10 years based upon experience to date and the make-up of the optionees. Fair value of options granted under the Plan were $13.29 for the year ended December 31, 2000, $11.52 for the four months ended December 31, 1999, and $13.86 and $8.75 for the years ended August 31, 1999 and 1998, respectively.

(P) EARNINGS PER SHARE INFORMATION

   The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations.

                                                                       Per Share
   Year Ended December 31, 2000                         Income  Shares  Amount
   ----------------------------                        -------- ------ ---------
                                                          (Thousands, except
                                                          per share amounts)
   Basic EPS
     Income available for common stock................ $108,507 29,224   $3.71
   Effect of Dilutive Securities
     Options..........................................      --      24
     Convertible preferred stock......................   37,100 19,946
                                                       -------- ------
   Diluted EPS
     Income available for common stock + assumed
      conversion...................................... $145,607 49,194   $2.96
                                                       ======== ======   =====
                                                                       Per Share
   Four Months Ended December 31, 1999                  Income  Shares  Amount
   -----------------------------------                 -------- ------ ---------
                                                          (Thousands, except
                                                          per share amounts)
   Basic EPS
     Income available for common stock................ $ 22,977 30,425   $0.76
   Effect of Dilutive Securities
     Options..........................................      --      13
     Convertible preferred stock......................   12,367 19,946
                                                       -------- ------
   Diluted EPS
     Income available for common stock + assumed
      conversion...................................... $ 35,344 50,384   $0.70
                                                       ======== ======   =====
                                                                       Per Share
   Year Ended August 31, 1999                           Income  Shares  Amount
   --------------------------                          -------- ------ ---------
                                                          (Thousands, except
                                                          per share amounts)
   Basic EPS
     Income available for common stock................ $ 69,110 31,498   $2.19
   Effect of Dilutive Securities
     Options..........................................      --      20
     Convertible preferred stock......................   37,247 20,053
                                                       -------- ------
   Diluted EPS
     Income available for common stock + assumed
      conversion...................................... $106,357 51,571   $2.06
                                                       ======== ======   =====

                          ONEOK, INC. AND SUBSIDIARIES

   Year Ended August 31, 1998              Income        Shares       Amount
   --------------------------           -------------- ------------ ------------
                                        (Thousands, except per share amounts)
   Basic EPS
     Income available for common
      stock............................ $       74,816       30,674 $      2.44
   Effect of Dilutive Securities
     Options...........................            --            53
     Convertible preferred stock.......         26,979       15,002
                                        -------------- ------------
   Diluted EPS
     Income available for common stock
      + assumed conversion............. $      101,795       45,729 $      2.23
                                        ============== ============ ===========

   There were 322,380, 103,800, 104,800 and 306,300 option shares excluded from the calculation of Diluted Earnings per Share for the year ended December 31, 2000, the four months ended December 31, 1999, and the years ended August 31, 1999 and 1998, respectively, due to being antidilutive for the periods.

   The following is a reconciliation of the basic and diluted EPS computations on income before the cumulative effect of a change in accounting principle to net income.

                                             Four Months
                                 Year Ended     Ended     Year Ended Year Ended
                                December 31, December 31, August 31, August 31,
                                    2000         1999        1999       1998
                                ------------ ------------ ---------- ----------
                                              (Per share amounts)
   Basic EPS
     Income available for
      common stock before
      cumulative effect of a
      change in accounting
      principle................    $3.64        $0.76       $2.19      $2.44
     Cumulative effect of a
      change in accounting
      principle, net of tax....     0.07          --          --         --
                                   -----        -----       -----      -----
     Income available for
      common stock.............    $3.71        $0.76       $2.19      $2.44
                                   =====        =====       =====      =====
   Diluted EPS
     Income available for
      common stock before
      cumulative effect of a
      change in accounting
      principle................    $2.92        $0.70       $2.06      $2.23
     Cumulative effect of a
      change in accounting
      principle, net of tax....     0.04          --          --         --
                                   -----        -----       -----      -----
   Income available for common
    stock......................    $2.96        $0.70       $2.06      $2.23

(Q) SUBSEQUENT EVENTS

   On January 18, 2001, the Board of Directors declared a two-for-one common stock split of one additional share of common stock for each share of common stock outstanding to holders of record on May 23, 2001, with distribution of the split shares expected to follow on June 11, 2001. The common stock split is subject to shareholder approval at the 2001 annual shareholders' meeting, and accordingly, earnings per share calculations in this report have not been restated to reflect this stock split.

   Two separate class action lawsuits have been filed against the Company in connection with the natural gas explosions and eruptions of natural gas geysers that occurred in Hutchinson, Kansas in January 2001. Although no assurances can be given, management believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position or results of operations. The Company is vigorously defending itself against all claims.

                          ONEOK, INC. AND SUBSIDIARIES

(R) OIL AND GAS PRODUCING ACTIVITIES

   The following is historical cost information relating to the Company's production operations:

                                    Year     Four Months
                                   Ended        Ended     Year Ended Year Ended
                                December 31, December 31, August 31, August 31,
                                    2000         1999        1999       1998
                                ------------ ------------ ---------- ----------
                                            (Thousands of dollars)
   Capitalized costs at end of
    year
     Unproved properties......    $  2,210     $  4,224    $  4,245   $  3,505
     Proved properties........     423,824      398,748     393,096    320,055
                                  --------     --------    --------   --------
       Total capitalized
        costs.................     426,034      402,972     397,341    323,560
     Accumulated depreciation,
      depletion and
      amortization............     146,749      128,220     120,109    100,601
                                  --------     --------    --------   --------
       Net capitalized costs..    $279,285     $274,752    $277,232   $222,959
                                  ========     ========    ========   ========
   Costs incurred during the
    year
     Property acquisition
      costs (unproved)........    $    878     $    103    $    948   $    601
     Exploitation costs.......    $     10     $      6    $     17   $      6
     Development costs........    $ 32,817     $  6,254    $ 13,659   $ 15,315
     Purchase of minerals in
      place...................    $  4,751     $    --     $ 79,385   $151,019
                                  --------     --------    --------   --------

   The accompanying schedule presents the results of operations of the Company's oil and gas producing activities. The results exclude general office overhead and interest expense attributable to oil and gas production.

                                    Year     Four Months
                                   Ended        Ended     Year Ended Year Ended
                                December 31, December 31, August 31, August 31,
                                    2000         1999        1999       1998
                                ------------ ------------ ---------- ----------
                                            (Thousands of dollars)
   Net revenues
     Sales to unaffiliated
      customers...............    $ 49,868     $ 18,623    $ 42,077   $ 30,003
     Gas sold to affiliates...      19,669        4,779      22,868     12,312
                                  --------     --------    --------   --------
       Net revenues from
        production............      69,537       23,402      64,945     42,315
                                  --------     --------    --------   --------
   Production costs...........      17,575        5,465      14,516      9,478
   Exploitation costs.........          10            6          17        351
   Depreciation, depletion and
    amortization..............      30,465        9,588      33,771     18,210
   Income taxes...............       8,311        3,226       6,359      5,522
                                  --------     --------    --------   --------
       Total expenses.........      56,361       18,285      54,663     33,561
       Results of operations
        from producing
        activities............    $ 13,176     $  5,117    $ 10,282   $  8,754
                                  ========     ========    ========   ========

(S) OIL AND GAS RESERVES (UNAUDITED)

   Following are estimates of the Company's proved oil and gas reserves, net of royalty interests and changes herein, for the fiscal year 2000, the four months ended December 31, 1999, and the years ended August 31, 1999 and 1998.

                          ONEOK, INC. AND SUBSIDIARIES

   The Company emphasizes that the volumes of reserves shown are estimates, which, by their nature, are subject to later revision. The estimates are made by the Company utilizing all available geological and reservoir data as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data.

                                                                  Oil     Gas
                                                                (MBbls) (MMcf)
                                                                ------- -------
     August 31, 1997...........................................  2,014   83,319
       Revisions in prior estimates............................   (223)  (1,255)
       Extensions, discoveries and other additions.............    167   23,251
       Purchases of minerals in place..........................  1,645   89,724
       Sales of minerals in place..............................     (1)    (174)
       Production..............................................   (330) (16,818)
                                                                 -----  -------
     August 31, 1998...........................................  3,272  178,047
       Revisions in prior estimates............................    300    8,397
       Extensions, discoveries and other additions.............    376   37,202
       Purchases of minerals in place..........................    884   61,286
       Sales of minerals in place..............................   (175)  (3,057)
       Production..............................................   (460) (27,773)
                                                                 -----  -------
     August 31, 1999...........................................  4,197  254,102
       Revisions in prior estimates............................     18   (8,086)
       Extensions, discoveries and other additions.............     84    9,276
       Purchases of minerals in place..........................    --       --
       Sales of minerals in place..............................     (1)      (7)
       Production..............................................   (138)  (8,306)
                                                                 -----  -------
     December 31, 1999.........................................  4,160  246,979
       Revisions in prior estimates............................    221    9,134
       Extensions, discoveries and other additions.............    661   29,193
       Purchases of minerals in place..........................    215      945
       Sales of minerals in place..............................   (518)  (4,784)
       Production..............................................   (400) (26,746)
                                                                 -----  -------
     December 31, 2000.........................................  4,339  254,721
                                                                 =====  =======
     Proved developed reserves
       August 31, 1998.........................................  2,228  134,346
       August 31, 1999.........................................  2,540  175,771
       December 31, 1999.......................................  2,451  169,060
       December 31, 2000.......................................  2,495  182,052
                                                                 -----  -------

                          ONEOK, INC. AND SUBSIDIARIES

(T) DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

   Estimates of the standard measure of discounted future cash flows from proved reserves of oil and natural gas shown in the accompanying table.

                                             Four Months
                                 Year Ended     Ended     Year Ended Year Ended
                                December 31, December 31, August 31, August 31,
                                    2000         1999        1999       1998
                                ------------ ------------ ---------- ----------
                                            (Thousands of Dollars)
   Future cash inflows.........  $2,498,525    $632,751    $639,721   $423,331
   Future production and
    development costs..........     400,767     194,332     194,077    129,128
   Future income taxes.........     742,505      62,533      53,442     32,025
                                 ----------    --------    --------   --------
   Future net cash flows.......   1,355,253     375,886     392,202    262,178
   10 percent annual discount
    for estimated timing of
    cash flows.................     599,370     149,527     161,156     99,549
                                 ----------    --------    --------   --------
   Standardized measure of
    discounted future net cash
    flows relating to oil and
    gas reserves...............  $  755,883    $226,359    $231,046   $162,629
                                 ==========    ========    ========   ========

   Future cash inflows are computed by applying year end prices (averaging $29.33 per barrel of oil, adjusted for transportation and other charges, and $9.98 per Mcf of gas at December 31, 2000) to the year end quantities of proved reserves. Subsequent to December 31, 2000, the price of natural gas has declined. The average price in February 2001 for gas sold at market sensitive prices in North America was approximately one-third below the year end 2000 price. As of December 31, 2000, approximately 74 percent of anticipated gas production in 2001 has been hedged at an average price of $4.28 per Mcf. The effect of these hedges are not reflected in the computation of future cash flows above.

   These estimated future cash flows are reduced by estimated future development and production costs based on year end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. The tax expense is calculated by applying the current year end statutory tax rates to pretax net cash flows (net of tax depreciation, depletion, and lease amortization allowances) applicable to oil and gas production.

                          ONEOK, INC. AND SUBSIDIARIES

   The changes in standardized measure of discounted future net cash flow relating to proved oil and gas reserves are as follows:

                                            Four Months
                                Year Ended     Ended     Year Ended Year Ended
                               December 31, December 31, August 31, August 31,
                                   2000         1999        1999       1998
                               ------------ ------------ ---------- ----------
                                           (Thousands of Dollars)
   Beginning of period........   $226,359     $231,046    $162,629   $ 76,611
   Changes resulting from:
     Sales of oil and gas
      produced, net of
      production costs........    (51,692)     (17,938)    (50,120)   (32,837)
     Net changes in price,
      development, and
      production costs........    783,763        3,523      13,269     (6,269)
     Extensions, discoveries,
      additions, and improved
      recovery, less related
      costs...................    102,607        9,981      37,379     26,217
     Purchases of minerals in
      place...................      4,751          --       67,120     94,031
     Sales of minerals in
      place...................     (5,761)         (24)     (9,326)      (142)
     Revisions of previous
      quantity estimates......     43,318       (8,454)     10,477     (2,750)
     Accretion of discount....     25,826        8,750      17,317      9,865
   Net change in income
    taxes.....................   (376,438)      (6,174)    (11,618)     3,055
   Other, net.................      3,420        5,649      (6,081)    (5,152)
                                 --------     --------    --------   --------
   End of period..............   $755,883     $226,359    $231,046   $162,629
                                 ========     ========    ========   ========

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   An estimate of expenses, which will be paid by Western Resources, follows:

   Securities and Exchange Commission registration fee.............. $   32,025
   NYSE listing fee.................................................    112,600
   Printing and engraving expenses..................................    500,000
   Transfer agent's fees............................................     25,000
   Legal fees and expenses..........................................    750,000
   Accountants' fees and expenses...................................    500,000
   Miscellaneous expenses...........................................    330,375
                                                                     ----------
     Total.......................................................... $2,250,000
                                                                     ==========

  --------
  *All expenses, except the SEC registration fee, are estimated.

Item 14. Indemnification of Directors and Officers.

   Article VIII(A) of the registrant's Amended and Restated Articles of Incorporation, as amended, provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability which may not be limited or eliminated under Section 17-6002 of the Kansas General Corporation Law.

   The Company will enter into indemnification agreements with its directors and officers providing for indemnification to the fullest extent authorized by Kansas law and for the advancement and payment of expenses in connection therewith.

   Section 17-6305 of the Kansas General Corporation Law (the "Indemnification Statute") provides for indemnification by a corporation of its corporate officers, directors, employees and agents. The Indemnification Statute provides that a corporation may indemnify such persons who have been, are, or may become a party to an action, suit or proceeding due to his or her status as a director, officer, employee or agent of the corporation. Further, the Indemnification Statute grants authority to a corporation to implement its own broader indemnification policy. Article VIII of the registrant's Amended and Restated Articles of Incorporation requires the corporation to indemnify its directors and officers to the fullest extent provided by Kansas law.

Item 15. Recent Sales of Unregistered Securities.

   None.

Item 16. Exhibits.

   The Exhibits to this Registration Statement are listed in the Exhibit Index to this Registration Statement, which Index is incorporated herein by reference.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Topeka, State of Kansas on April 13, 2001.

                                          Westar Industries, Inc.
                                          (Registrant)

                                                     /s/ Paul R. Geist
                                          By: _________________________________
                                                       Paul R. Geist
                                                         President

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.

              Signature                          Title            Date
              ---------                          -----            ----
          /s/ Paul R. Geist            Director and President     April 13, 2001
______________________________________  (Principal Executive
            Paul R. Geist               Officer)

        /s/ Greg A. Greenwood*         Treasurer and Secretary    April 13, 2001
______________________________________  (Principal Financial
          Greg A. Greenwood             Officer and Principal
                                        Accounting Officer)

         /s/ Carl M. Koupal*           Director                   April 13, 2001
______________________________________
            Carl M. Koupal

         /s/ Douglas T. Lake*          Director                   April 13, 2001
______________________________________
           Douglas T. Lake

         /s/ David C. Wittig*          Director                   April 13, 2001
______________________________________
           David C. Wittig

          /s/ Paul R. Geist
*By:__________________________________
           Attorney-in-Fact

                            WESTAR INDUSTRIES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                         Balance at Charged to Charged to            Balance at
                         beginning  costs and    other                 end of
Description              of period   expenses   accounts  Deductions   period
-----------              ---------- ---------- ---------- ---------- ----------
Year ended December 31,
 1998
  Allowances deducted
   from assets for
   doubful
   accounts.............   $5,230    $13,934     $2,289    $(1,310)   $20,143
  Monitored services
   special charge (a)...    3,856        --         --      (2,831)     1,025
  Accrued exit fees,
   change in shut-down
   and
   severance costs (b)..      --      22,900        --         --      22,900
Year ended December 31,
 1999
  Allowances deducted
   from assets for
   doubful
   accounts.............   20,143     21,706        --     (11,035)    30,814
  Monitored services
   special charge (a)...    1,025        --         --      (1,025)       --
  Accrued exit fees,
   shut-down and sever-
   ance costs (b).......   22,900     (5,632)       --     (16,888)       380

Year ended December 31,
 2000
  Allowances deducted
   from assets for
   doubful
   accounts.............   30,814     23,691        --      (8,688)    45,817
  Accrued exit fees,
   shut-down and sever-
   ance costs (b).......      380        --         --         --         380

--------

(a) Consists of costs to close duplicate facilities and severance and compensation benefits.

(b) See Note 17 of Notes to Consolidated Financial Statements for further information.

                               INDEX TO EXHIBITS

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 3.1     Amended and Restated Articles of Incorporation.*
 3.1.1   Certificate of Correction to Amended and Restated Articles of
         Incorporation.*
 3.2     Amended and Restated Bylaws.*
 4.1     Form of specimen Common Stock certificate.*
 4.2     Form of Rights Agreement between Westar Industries and The Bank of New
         York, as rights agent.*
 4.3     Indenture dated as of May 17, 1995, among Monitoring, as issuer,
         Protection One and certain subsidiaries, as guarantors, and The First
         National Bank of Boston ("FNBB"), as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4
         (Registration No. 33-94684) originally filed by Protection One on July
         18, 1995).
 4.4     First Supplemental Indenture dated as of July 26, 1996, among
         Monitoring, as issuer, Protection One and certain subsidiaries, as guarantors, and State Street Bank and Trust Company ("SSBTC"), as
         successor to FNBB, as trustee (incorporated by reference to Exhibit
         4.2 to the Annual Report on Form 10-K filed by Protection One and
         Monitoring for the year ended September 30, 1996 (File No. 0-24780)
         (the "Protection One 1996 Form 10-K")).
 4.5     Second Supplemental Indenture dated as of October 28, 1996, among
         Monitoring, as issuer, Protection One and another subsidiary, as guarantors, and SSBTC, as trustee (incorporated by reference to
         Exhibit 4.3 to the Protection One 1996 Form 10-K).
 4.6     Third Supplemental Indenture dated as of February 14, 2000, among
         Monitoring, as issuer, Protection One and certain of its subsidiaries, as guarantors, and SSBTC, as trustee (incorporated by reference to
         Exhibit 4.4 to the Annual Report on Form 10-K filed by Protection One and Monitoring for the year ended December 31, 2000 (File No. 0-24780)
         (the "Protection One 2000 Form 10-K")).
 4.7     Subordinated Debt Shelf Indenture dated as of August 29, 1996, among
         Monitoring, as issuer, Protection One, as guarantor, and SSBTC, as trustee (incorporated by reference to Exhibit 4.3 to the Registration
         Statement on Form S-3 (File No. 333-09401) originally filed by
         Monitoring and, inter alia, Protection One on August 1, 1996).
 4.8     Supplemental Indenture No. 1 dated as of September 20, 1996, among
         Monitoring, as issuer, Protection One, as guarantor, and SSBTC, as trustee (incorporated by reference to Exhibit 4.1 to the Current
         Report on Form 8-K filed by Protection One and Monitoring and dated
         September 20, 1996 (File No. 0-24780)).
 4.9     Supplemental Indenture No. 2 dated as of October 28, 1996, among
         Monitoring, as issuer, Protection One, inter alia, as guarantor, and
         SSBTC, as trustee (incorporated by reference to Exhibit 4.6 to the
         Protection One 1996 Form 10-K).
 4.10    Supplemental Indenture No. 3 dated as of February 14, 2000, among
         Monitoring, as issuer, and certain of its subsidiaries, as guarantors, and SSBTC, as trustee (incorporated by reference to Exhibit 4.8 to the the Protection One 2000 Form 10-K).
 4.11    Indenture, dated as of August 17, 1998, among Monitoring, as issuer,
         Protection One and certain subsidiaries, as guarantors, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-64021) filed by
         Protection One and Monitoring on September 22, 1998).
 4.12    Supplemental Indenture dated as of January 25, 1999, among Monitoring, as issuer, certain subsidiaries of Monitoring, as guarantors, and The
         Bank of New York, as trustee.*
 4.13    Indenture, dated as of December 21, 1998, among Monitoring, as issuer,
         Protection One, as guarantor, and The Bank of New York, as trustee
         (incorporated by reference to Exhibit 4.8 to the Annual Report on Form
         10-K filed by Protection One and Monitoring for the year ended
         December 31, 1998 (File No. 0-24780) (the "Protection One 1998 Form
         10-K")).
 5       Opinion of Richard D. Terrill, Esq.*


 Exhibit
 Number                                  Exhibit
 -------                                 -------
 10.1    Westar Industries 2001 Long Term Incentive Compensation and Share
         Award Plan.*
 10.2    Westar Industries Employee Stock Purchase Plan.*
 10.3    Westar Industries Short Term Incentive Plan.*
 10.4    Asset Allocation and Separation Agreement between Westar Industries and Western Resources (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Western Resources on November
         17, 2000 (the "Western Resources 8-K")).
 10.5    Form of Service Agreement between Westar Industries and Western
         Resources.*
 10.6    Form of Tax Disaffiliation Agreement between Westar Industries and
         Western Resources.*
 10.7    Form of Stock Purchase Option Agreement between Westar Industries and
         Western Resources.*
 10.8    Form of Stockholder Agreement between Westar Industries and HVOLT
         Enterprises Inc.*
 10.9    Form of Registration Rights Agreement between Westar Industries, Inc.
         and HVOLT Enterprises, Inc.*
 10.10   Form of Shareholder Agreement dated as of November 26, 1997 between
         ONEOK and Western Resources (incorporated by reference to Appendix B to the Registration Statement on Form S-4 (File No. 333-27467) of WAI,
         Inc.).
 10.11   Contribution Agreement dated as of July 30, 1997 (the "Contribution
         Agreement"), between Western Resources and Protection One
         (incorporated by reference to Exhibit 2.1 to the Current Report on
         Form 8-K filed by Protection One and Monitoring dated July 30, 1997
         (File No. 0-24780)).
 10.12   Amendment No. 1 dated October 2, 1997 to the Contribution Agreement
         (incorporated by reference to Exhibit 99.1 to the Current Report of
         Form 8-K filed by Protection One and Monitoring dated October 2, 1997
         (File No. 0-24780)).
 10.13   Amendment No. 2 dated February 29, 2000 to the Contribution Agreement
         (incorporated by reference to Exhibit 10.2 to the Current Report on
         Form 8-K filed by Protection One and Monitoring dated February 29,
         2000 (File No. 0-24780)).
 10.14   Revolving Credit Agreement among Monitoring, as borrower, NationsBank,
         N.A., administrative agent, First Union National Bank, as syndication agent, Toronto Dominion (Texas), Inc., as documentation agent, and the
         Lenders named therein, dated December 21, 1998 (the "Revolving Credit
         Agreement") (incorporated by reference to Exhibit 10.11 to the
         Protection One 1998 Form 10K).
 10.15   First Amendment to the Revolving Credit Agreement, dated as of
         February 26, 1999 (incorporated by reference to Exhibit 10.12 to the
         Protection One 1998 Form 10-K).
 10.16   Agreement, dated as of February 29, 2000, by and among Protection One,
         Monitoring, and Westar Industries (incorporated by reference to
         Exhibit 10.1 to the Current Report on Form 8-K filed by Protection One and Monitoring dated February 29, 2000 (File No. 0-24780)).
 10.17   Second Amendment to the Revolving Credit Agreement, effective as of
         February 29, 2000, between Monitoring and Westar Industries, as
         Administrative Agent and a Lender (incorporated by reference to
         Exhibit 10.3 to the Current Report on Form 8-K filed by Protection One and Monitoring dated February 29, 2000 (File No. 0-24780)).
 10.18   Third Amendment to the Revolving Credit Agreement, dated as of January
         2, 2001, between Monitoring and Westar Industries, Inc., as
         Administrative Agent and a Lender. (incorporated by reference to
         Exhibit 10.15 to the Protection One 2000 10-K).
 10.19   Fourth Amendment to the Revolving Credit Agreement, dated as of
         February 28, 2001, between Monitoring and Westar Industries, Inc., as
         Administrative Agent and a Lender. (incorporated by reference to
         Exhibit 10.16 to the Protection One 2000 10-K).

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 10.20   Service Agreement between Protection One and Western Resources.*
 10.21   Tax Sharing Agreement between Protection One and Western Resources.*
 21.1    Subsidiaries of Westar Industries.*
 23.1    Consent of Richard D. Terrill, Esq. (contained in Exhibit 5).*

 23.2    Consent of Arthur Andersen LLP.*
 23.3    Consent of KPMG LLP.*
 24      Power of Attorney.***
 24.1    Power of Attorney for David C. Wittig.***
 99.1    Form of Letter to Western Resources Shareholders.*
 99.2    Form of Instructions to Westar Industries as to use of Rights
         Certificates.*
 99.3    Form of Notice of Guaranteed Delivery for Rights Certificates.*
 99.4    Form of Letter to Securities Dealers, Commercial Banks, Brokers, Trust
         Companies and Other Nominees.*
 99.5    Form of Broker Letter to Clients.*
 99.6    Form of Special Notice to Eligible Western Resources Shareholders
         Whose Addresses are Outside the United States.*
 99.7    Form of Nominee Holder Certification Form.*
 99.8    Form of Specimen Rights Certificate.*
 99.9    Consent of Howard A. Christensen, a Director nominee.*
 99.10   Consent of R.A. Edwards, a Director nominee.*
 99.11   Consent of Pack St. Clair, a Director nominee.*

--------
*  Filed herewith.
** To be filed by amendment.
*** Previously filed.